40-33



811-02756
Branch 16

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 24, 2005

AIM High Yield Securities Inc



05060943



VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **Respondents' Reply to Claimant's Response to Respondents' Motion to Dismiss** in *DTI Financial, Inc. v. A I M Management Group Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\DTI Financial Inc\NASD Arbitration\Corr\L-052405SEC.doc
L-052405 (1) vtt

THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
DIVISION OF ARBITRATION

DTI FINANCIAL, INC.	§	
	§	
Claimant,	§	
	§	**NASD Dispute**
v.	§	**Resolution Arbitration**
	§	**Case No. 04-02421**
A I M DISTRIBUTORS, INC. and	§	
A I M MANAGEMENT GROUP INC.,	§	
	§	
Respondents.	§	

RESPONDENTS' REPLY TO CLAIMANT'S RESPONSE TO RESPONDENTS' MOTION TO DISMISS

Pursuant to the Scheduling Order entered and agreed upon in this matter, Respondents A I M Distributors, Inc. and A I M Management Group Inc. (collectively "AIM"), submit their reply to DTI Financial, Inc. ("DTI")'s response to AIM' Motion to Dismiss.

I. SUMMARY OF ARGUMENT

Claimant's Response To Respondents' Motion To Dismiss ("Response") provides no defense against the overwhelming reality that DTI's claims fail on their face as a matter of law.

- **AIM's Motion to Dismiss is appropriate and valid.** The NASD and various courts have recognized that a motion to dismiss facially deficient claims, prior to a final evidentiary hearing, is appropriate and permissible in NASD arbitrations.
- **Rule 10304 does not extend the applicable statute of limitations.** Indeed, the portion of Rule 10304 that DTI failed to quote in its Response specifically states that it does not "extend applicable statutes of limitations."
- **DTI's claims are barred by the applicable statute of limitations**. Under Texas law, DTI's claims, if any, accrued in 1992, when AIM stopped paying 12b-1 fees to DTI. All of DTI's alleged claims are therefore barred as a matter of law.
- **DTI lacks standing.** DTI's cannot distance itself from its repeated assignments of the fees and/or commissions, and DTI has presented no evidence or legal arguments to support its standing.

- **DTI's capacity is lacking due to its own actions.** Prior to any allegedly harmful activity of AIM, DTI voluntarily dissolved its brokerage business and its principal was incarcerated soon thereafter. AIM did not cause DTI's dissolution or its principal's incarceration.

- **Even assuming DTI's factual allegations are true, DTI's claims fail as a matter of law.** DTI has failed to offer any specific argument or legal authority for the validity of its nine separate alleged causes of action.

In the end, DTI's Response provides this arbitration panel with no defense to dismissal of its claims. Dismissal of this matter with prejudice is therefore both appropriate and valid as a matter of law at this time.

III. DTI'S RESPONSE FAILS TO RAISE ANY DEFENSE TO DISMISSAL

Faced with AIM's Motion to Dismiss attacking the heart of its nine separate claims in this matter, DTI resorted to the following flawed response:

- An intellectually dishonest cite to an inapplicable section of the NASD Code of Arbitration in an attempt to save its claims from the statute of limitations;

- A legally and factually unsupported argument that DTI's injuries accrued in April 2001 – not in 1992 when the alleged breach/injury occurred and not in 1996 when DTI became aware of its alleged breach/injury;

- An incomplete argument that DTI "[did] not believe" that its assignments were valid – while actually conceding the existence of its second assignment and lack of standing;

- An insupportable argument that AIM somehow caused DTI's corporate existence to lapse – despite the many undeniable facts confirming that DTI's dissolution was caused by its own acts and/or omissions; and,

- A generalized argument that provides no specific legal or factual basis for any of its nine separate claims.

DTI's claims, therefore, fail as a matter of law, and a take-nothing final award should be entered against DTI.

A. AIM'S MOTION TO DISMISS IS APPROPRIATE AT THIS TIME

AIM's motion to dismiss – attacking DTI's claims on their face – is valid and appropriate at this time. A motion to dismiss in NASD arbitrations is not unusual.[1] Indeed, the NASD and courts have confirmed that a motion to dismiss may be used to adjudicate NASD arbitrations prior to the final evidentiary hearing. Any argument that AIM's motion to dismiss is somehow premature, or not permitted within an NASD arbitration, is without merit.

Rule 10214 of the NASD Code of Arbitration Procedure ("Code") provides in pertinent part that "[t]he arbitrator(s) shall be empowered to award any relief that would be available in court under the law."[2] This broad grant of authority has been interpreted by multiple courts, including a federal court of appeals, to empower an arbitrator to dismiss facially deficient claims prior to a final hearing.[3] Additionally, the NASD itself has confirmed that the NASD rules do not prohibit parties from using dispositive motions or an arbitration panel from granting them.[4]

---

[1] All three panel members have participated in arbitrations where motions to dismiss have been employed. *See e.g.*, *Wotten, et al v. Edward Jones, Inc., et al*, NASD Disp. Resolution Arb. Case No. 00-05636 (Panel Member, James Hoefling); *Olivia Rhoades v. Kolb Investments, Inc., et al*, NASD Disp. Resolution Arb. Case No. 99-02825 (Presiding Chair, Raymond C. Kerr); *White v. NY Life Securities, Inc.*, NASD Disp. Resolution Arb. Case No. 02-05601 (Panel Member, James Alexander).

[2] NASD Code of Arbitration Procedure, Rule 10214.

[3] *Sheldon v. Vermonty*, 269 F.3d 1202, 1207 (10th Cir. 2001) (holding that "if a party's claims are facially deficient and the party therefore has no relevant or material evidence to present at an evidentiary hearing, the arbitration panel has full authority to dismiss the claims without permitting discovery or holding an evidentiary hearing."); *Warren v. Tacher*, 114 F. Supp. 2d 600, 602 (W. D. Ky. 2000) (holding that courts have "recognized the authority of NASD arbitrators to decide pre-hearing dismissals for failure to state a claim under the NASD code."); *Max Marx Color & Chemical Co. v. Barnes*, 37 F. Supp. 2d 248 (S.D.N.Y. 1999) (holding that dismissal of claims following pre-hearing motion to dismiss, raising issues of standing, statute of limitations and preemption, was appropriate; further holding that "the Panel need not address every question presented in the controversy on a motion to dismiss" and "there is no misconduct in dismissing a claim – and not receiving evidence – on matters unnecessary to disposition of the claim."). All cases cited herein are attached collectively as Exhibit A.

[4] *See* U.S. Gen. Accounting Office, Report GAO-03-162R (March 26, 2003, Correspondence from Linda Fienberg, President of NASD Dispute Resolution to United States GAO), at pp. 30-31; attached in pertinent part as Exhibit B.

> The GAO Report also reviews the use of dispositive motions, such as motions to dismiss or for summary judgment, in arbitration. NASD's rules do not prohibit parties from filing dispositive motions; nor do they prohibit arbitrators from granting them. And, as GAO notes, courts have consistently recognized NASD arbitrators' authority to rule on dispositive motions. Nevertheless, as the GAO Report concludes, dispositive motions are rare in NASD arbitrations.

Here, the panel is confronted with a rare case where dismissal is entirely appropriate at this stage.

The *Barnes* case, decided by the U.S. District Court for the Southern District of New York, is instructive.[5] As here, the respondents in *Barnes* submitted a pre-hearing motion to dismiss based upon standing and statute of limitations. The parties submitted briefing and held an oral argument. Prior to the final evidentiary hearing, the panel dismissed the claims. The claimants appealed because the panel refused to accept testimony at the oral argument and ruled on the pleadings prior to the final hearing. The *Barnes* court upheld the panel's dismissal.

> [Claimants] contend that this Court should vacate the arbitration award because the Panel refused to hear certain testimony at the May 15 oral argument. They cite two batches of evidence allegedly pertinent and material to the controversy. First, [claimants] contend that they were precluded from presenting testimony regarding when they had actual notice concerning [respondents'] illegal conduct. This, [claimants] argue, was pertinent and material because the Panel dismissed their ERISA claim based in part on the expiration of ERISA's statute of limitations. **This argument, however, is misguided. The evidence in question was evidence that already had been presented to the Panel in respondents' written submissions. It is precisely this sort of cumulative presentation that an arbitration panel need not hear. [Claimants] confuse the Panel's failure to be persuaded by their evidence with a failure to consider their evidence.**[6]

As in *Barnes,* DTI's facially deficient claims should be dismissed. The arbitration panel need not look outside of DTI's pleadings, discovery responses, and briefing to determine that DTI's claims fail as a matter of law. DTI has been afforded ample opportunity to provide evidence and arguments to defend itself, but has failed to carry its burden. Its claims should be dismissed.

---

[5] *Max Marx Color & Chemical Co. v. Barnes*, 37 F. Supp. 2d 248 (S.D.N.Y. 1999).

[6] *Id.* at 251-252 (emphasis added). The *Barnes* court also held that an arbitration panel has broad discretion in terms of hearing evidence and that a party need only be given the opportunity to present its evidence.

> An arbitration panel has broad discretion as to whether to hear evidence at all and need not compromise the speed and efficiency, the very goals of arbitration, by allowing cumulative evidence. What is required is that each party be given an opportunity to present its evidence and argument.
>
> . . . .
>
> Moreover, [claimants] do not allege that they were prevented from submitting evidence on this matter prior to the argument, but only that the Panel placed limitations on the presentation of evidence at the oral argument. The law requires only that the parties be given an opportunity to present their evidence, not that they be given every opportunity.

Id. at 251 and 252 n. 23 (citations omitted).

B. DTI'S CLAIMS ARE BARRED BY THE STATUTE OF LIMITATIONS

DTI offers two responses to AIM's statute of limitations defense:

1. Rule 10304 of the Code provides a six-year statute of limitations that replaces and/or extends any applicable statutes of limitations; and,

2. DTI's claims accrued in April 2001, the last date AIM failed to pay DTI (not July 1992 when AIM initially stopped paying and not 1996 when DTI admits to being aware that it was not being paid).

These arguments are hollow and without merit.

1. Rule 10304 – On Its Face – Does Not Extend The Statutes of Limitations

Rule 10304 of the Code determines whether or not a party can submit a claim to NASD arbitration.[7] It does not work to extend applicable statutes of limitations. Still, DTI relies upon Rule 10304 to argue that DTI had six years to bring it claims and is not subject to the applicable statutes of limitations. In its Response, DTI quoted Rule 10304 as follows:

> No dispute, claim, or controversy shall be eligible for submission to arbitration under this Code where six (6) years have elapsed from the occurrence or event giving rise to the act or dispute, claim or controversy.[8]

However, a quick review of Rule 10304 reveals that this quote is disingenuous. The complete Rule 10304 reads:

> No dispute, claim, or controversy shall be eligible for submission to arbitration under this Code where six (6) years have elapsed from the occurrence or event giving rise to the act or dispute, claim or controversy. **This Rule shall not extend applicable statutes of limitations**, nor shall it apply to any case which is directed to arbitration by a court of competent jurisdiction.[9]

---

[7] The single case cited by DTI in its discussion of Rule 10304 – *Kidder Peabody & Co., Inc. v. Branda*, 131 F.3d 1001 (11th Cir. 1997) – is a case dealing with arbitration eligibility. *Id.* at 1002-1003 (claimant filed an arbitration complaint; respondent filed suit in federal district court seeking a declaration that the defendants' claims were ineligible for arbitration and an injunction forbidding the defendants from pursuing their claims in arbitration). *Kidder* is not alone; the Supreme Court of the United States has also noted that Rule 10304 governs arbitration eligibility. *See e.g., Howsam v. Dean Witter Reynolds, Inc.*, 537 U.S. 79, 83 (U.S. 2002) (addressing whether the "question of arbitrability" under Rule 10304 is for judicial determination).

[8] *See* Response at p. 5.

[9] NASD Code of Arbitration, Rule 10304 (emphasis added). Please note that Rule 10304 has been recently amended (effective May 1, 2005) to address issues not relevant to this matter. *See* NASD Notice to Members, 05-10 NASD Amends Rule Governing Time Limits for Submission of Arbitration Claims; attached as Exhibit C.

To argue that Rule 10304 somehow works to extend the applicable statute of limitations when express language of Rule 10304 states that "[t]his Rule shall not extend applicable statute of limitations" is not only without merit, it is without credibility.

2. DTI's Claims Did Not Accrue In 2001

Under Texas law, DTI's claims accrued when AIM stopped paying DTI in 1992.[10] Or, if the discovery rule applied – a dubious assumption at best – DTI's claims accrued in 1996 when DTI was aware that AIM had terminated the contracts and was not paying DTI.[11] Either way, all of DTI's claims are barred as a matter of law.

Citing no Texas case law, DTI argues its claims accrued in April 2001 – the last date that AIM allegedly failed to pay DTI.[12] To support this date, DTI makes a reference to "continuing injuries" – an apparent, but unsupported, reference to the continuing tort doctrine. However, the "continuing tort" doctrine is not applicable to the claims made by DTI in this matter.[13] Furthermore, the "continuing tort" doctrine cannot work to extend the accrual date when DTI admits that it was aware of its injuries and cause in 1996.[14] Finally, the fact that the agreement

[10] In tort cases, a cause of action accrues when the duty owing to plaintiff is breached by the wrongful or negligent act of the defendant. *Blondeau v. Sommer*, 139 S.W.2d 223, 225 (Tex. Civ. App. 1940, writ ref'd). A breach of contract claim accrues when the contract is breached. *Stine v. Stewart*, 80 S.W.3d 586, 592 (Tex. 2002).

[11] To even be able to benefit from the discovery rule, a party must plead and prove the discovery rule. *National Western Life Ins. Co. v. Rowe*, 48 Tex. Sup. Ct. J. __, p. 6 n. 12 (Tex. May 13, 2005) (reaffirming holding in *Rhone-Poulenc, Inc. v. Steel*, 997 S.W.2d 217, 223 n.3 (Tex. 1999), that the party seeking the benefit of the discovery rule to avoid limitations must plead and prove the discovery rule). Here, DTI has not plead, nor attempted to prove, that its claims are subject to the discovery rule.

[12] *See* Response at pp. 5-6. DTI cites the *Kidder* case to support its argument that its claims did not accrue until April 2001. The *Kidder* case provides no support for this argument – it involves an inapplicable analysis (the meaning of the "occurrence or event" language found in Rule 10304) related to an inapplicable cause of action (a RICO claim).

[13] The continuing tort doctrine is applicable in trespass to land, nuisance, false imprisonment, civil rights and infliction of emotional distress cases. *Twyman v. Twyman*, 790 S.W.2d 819, 870-71 (Tex. App. – Austin 1990), *rev'd on other grounds*, 855 S.W.2d 619 (Tex. 1993).

[14] Tolling under the continuing tort doctrine is terminated once the Plaintiff is aware of the injury. *See Upjohn Co. v. Freeman*, 885 S.W.2d 538, 542 (Tex. App. – Dallas 1994, writ denied) (holding that when a plaintiff discovers his injury and its cause, then the rationale for extending the accrual date no longer applies); *Hair v. Pillsbury Co.*, 2002 WL 1494922, *6 (Tex. App. – Dallas 2002, no pet.) (holding that "when a plaintiff discovers his injury and its cause, . . . the rationale for extending the accrual date [based on the continuing tort doctrine] no longer applies.").

was terminated, combined with the fact that DTI was fully aware of AIM's repudiation and termination of the contract in 1996, ends any tolling under a "continuing contract" theory.[15] In the end, DTI's claims – based upon its owns admissions and arguments – are barred as a matter of law.[16]

C. DTI LACKS STANDING TO SUE

DTI's lack of standing is undeniable and DTI concedes as much in its Response. DTI's response to this defense is that "[it] does not believe" that its assignments were effective and that this is "essentially true" because AIM has not paid Victorson Associates, Inc.[17] However, as noted in DTI's own Response, AIM paid Victorson Associates, Inc. following DTI's second assignment in February 20, 2002 – providing the exact evidence that DTI demands.[18] DTI has proven, in its own briefing, that it has assigned its rights away and therefore does not maintain standing to assert its claims in this matter.

D. DTI LACKS CAPACITY TO SUE

DTI maintains no corporate existence and lacks any capacity to sue. DTI's response to this reality is not to bring forth evidence of corporate existence. Rather, DTI's response is to blame AIM and feign disbelief that AIM has the "audacity" to make such an argument.[19] This response is itself rather audacious given the overwhelming evidence that DTI's demise was in no

---

[15] *Hubble v. Lone Star Contracting Corp.*, 883 S.W.2d 379, 382 (Tex. App. – Fort Worth 1994, writ denied) (holding that limitations begins to run on a continuing contract at the earlier of the following: (1) when the work is completed; (2) when the contract is terminated in accordance with its terms; or (3) when the contract is anticipatorily repudiated by one party and this repudiation is adopted by the other party).

[16] Indeed, under DTI's theory that its claims accrued in April 2001, any of DTI's claims with two-year statutes of limitations – business disparagement, unjust enrichment, and negligent misrepresentation – are barred as a matter of law. Under DTI's theory these claims would have to have been brought by April 2003 – DTI filed its claims in October 2003.

[17] *See* Response at p. 6.

[18] *See* Response at p. 5 ("In April 2001, AIM began paying the Fees to Victorson Associates, Inc."). These payments were made pursuant to a written broker-dealer agreement with Advanced Planning Securities, Inc.

[19] *See* Response at p. 7.

way related to AIM – rather, it was self-inflicted:

- DTI voluntarily terminated its brokerage business in 1992;
- DTI ceased to be a NASD member in 1992;
- DTI assigned away its rights to any fees/commissions from AIM;
- DTI learned of AIM's non-payment of fees/commissions in 1996, but took no action until years later; and,
- DTI's principal was incarcerated for perpetuating a large Ponzi-scheme upon hundreds of his clients.

These undeniable facts – none of which are related or attributable to AIM – are the reason that DTI does not maintain the capacity to prosecute its claims at this time.

E. EACH OF DTI'S ASSERTED CAUSES OF ACTION FAILS AS A MATTER OF LAW

Even if all of DTI's factual allegations were considered true – all of DTI's claims still fail as a matter of law. A brief summary of DTI's motion to dismiss, where AIM addressed discussing each of DTI's specific claims, highlights this fact:

- Breach of Fiduciary Duty: Texas law does not recognize a fiduciary relationship between parties of an arms-length contractual relationship unless there is "a fiduciary relationship before, and apart from, the agreement made the basis of the suit." DTI alleges no such relationship here.
- Business Disparagement: DTI admits in its pleadings that it voluntarily terminated its brokerage business in 1992, negating its ability – as a matter of law – to prove the required special damages for this cause of action.[20]
- Unjust Enrichment: Texas law does not allow an unjust enrichment claim where, as here, the subject matter of the allegation is the subject of a contract between the parties.[21]

[20] Additionally, DTI concedes that this claim is barred by the statute of limitations. *See* above at Section B(2).

[21] Additionally, DTI concedes that this claim is barred by the statute of limitations. *See* above at Section B(2).

- Misappropriation of Confidential Information/Trade Secrets: DTI's claim that AIM misappropriated trade secrets fails as a matter of law because the information DTI alleges was misappropriated is not a "trade secret," DTI and AIM did not maintain a confidential relationship, and AIM's use of the information was not restricted. DTI has made no allegation that DTI and AIM maintained a confidential relationship or somehow restricted or protected its alleged trade secrets.

- Breach of Contract: DTI's claim for breach of contract fails as a matter of law because a valid contract did not exist at the time of the alleged breaches. DTI's own admissions prove that it had been terminated for various reasons. Furthermore, because DTI terminated its brokerage business and ceased to maintain its NASD membership in 1992, it could not (and did not) perform all conditions, obligations and/or promises required under the contract.

- Negligent Misrepresentation: This claim fail as a matter of law because AIM made no false statements and provided no false information to DTI. Furthermore, DTI has made no specific allegations of any representations made by AIM.[22]

- Fraud: This claim fail as a matter of law because AIM made no false statements and provided no false information to DTI. Furthermore, DTI has made no specific allegations of any representations made by AIM.

- Unfair Competition: DTI's claim of unfair competition is without any basis in fact or Texas law.

- Violations of Rule 12b-1: DTI's claim that AIM somehow violated Rule 12b-1 fails as a matter of law because no express or implied private cause of action exists under Rule 12b-1.

In the end, AIM has made specific arguments as to each of DTI's claims showing that each claim fails as a matter of law, even if DTI's factual allegations are taken as true. DTI has no response to any of these arguments and DTI's claims should be dismissed with prejudice.

IV. CONCLUSION AND PRAYER

For the above reasons, all of DTI's claims are without merit – on their face – as a matter of law. AIM is entitled to a take-nothing judgment against DTI. AIM, therefore, requests that DTI's claims be dismissed with prejudice and a take-nothing final award entered against DTI. AIM also requests all other just relief.

[22] Additionally, DTI concedes that this claim is barred by the statute of limitations. *See* above at Section B(2).

Respectfully submitted,

FULBRIGHT & JAWORSKI L.L.P.

By 

David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246
Counsel for Respondents,
A I M Distributors, Inc., and
A I M Management Group Inc.

CERTIFICATE OF SERVICE

State of Texas §
§
County of Harris §

I, Charles Jason Rother, do hereby certify that on May 19, 2005, a true and correct copy of the Respondents' Reply to Claimant's Response to Respondent's Motion to Dismiss was forwarded by overnight delivery to the following address:

Mr. Salar Ali Ahmed
Ali S. Ahmed P.C.
Travis Tower
1301 Travis Street, Suite 1200
Houston, Texas 77002
Counsel for Claimant
DTI Financial, Inc.



Charles Jason Rother

EXHIBIT A

where it can be shown that the defendant intended to permanently deprive the creditor of the collateral through concealment.").

[11] Intent is a question of fact for the sentencing court to be determined on a case-by-case basis. *Burridge*, 191 F.3d at 1300, 1304. At the sentencing hearing, defendant testified that he did not intend to cause loss to BSB. While the district court might have believed this assertion, it was not clearly erroneous for the court to discount it based on defendant's concealment of the fraud. *See id.* at 1303.

[12] This case is controlled by *United States v. Banta*, 127 F.3d 982 (10th Cir. 1997), which involved the purchase of two vehicles by the defendant based on a fraudulent loan application. The fair market value of the vehicles involved in the defendant's fraud was approximately $50,000. After the bank repossessed the vehicles and sold them, the net loss to the bank was approximately $18,000. This court rejected the defendant's argument that $18,000 more closely represented economic reality, or that the defendant could not have intended to inflict a loss equal to the full amount of the loans because the loans were collateralized by the vehicles themselves. The court noted the false information the defendant provided to the bank and the fact that the defendant could have inflicted a loss equal to the face value of the loans if he intended to permanently deprive the bank of its collateral by simply concealing the vehicles. The defendant was thus properly held accountable for the full value of the loans.

Based on *Banta*, it is clear that this defendant was properly sentenced. BSB loaned defendant money to purchase cattle, with the cattle themselves as collateral. Defendant filed false cattle count reports on more than one occasion in an effort to mislead the bank about the number of cattle remaining in his operation. Contrary to the facts in *Banta*, BSB has never recovered any of the cattle converted by defendant and has never learned exactly what happened to them. The speculation of the court in *Banta* that the defendant there could have concealed the vehicles from the bank is a reality in this case: defendant actually did permanently conceal and/or deprive BSB of its collateral. This case is unlike *Smith*, 951 F.2d 1164, or *Nichols*, 229 F.3d 975, where the defendants fraudulently procured loans, albeit with some type of collateral given. Here, defendant simply sold the bank's collateral. Because the factual findings of the district court are not clearly erroneous and because there is no error in the amounts included in the computation of the loss, defendant was properly sentenced.

The judgment of the United States District Court for the District of Kansas is AFFIRMED.


WEST
KEY NUMBER SYSTEM

Dave SHELDON, Plaintiff–Appellant,

v.

Jay VERMONTY; Carmen Vermonty; Power Phone, Inc., including all directors and officers; Noah Steinberg; Gershon Tannenbaum; Dr. Enrique R. Carrion; TMC Agroworld, Inc., including all directors and officers; Montecristi Group, including all directors and officers; Manhattan Transfer Registrar Company, including all directors and officers; Hector Cruz; Jack Savage, individually and

as director and officer and all directors and officers individually, aka J. Wesley Savage; Princeton Research, Defendants,

and

Charles Schwab & Co., Inc.; Olde Discount Corporation; Principal Financial, Defendants–Appellees.

No. 00–3337.

United States Court of Appeals, Tenth Circuit.

Oct. 31, 2001.

Investor sued broker-dealers for damages he allegedly incurred due to stock's loss in value. After proceedings were stayed and investor was ordered to submit claims to arbitration, the United States District Court for the District of Kansas, John W. Lungstrum, J., confirmed arbitration award in broker-dealers' favor and entered separate judgment dismissing claims. Investor appealed. The Court of Appeals, Lucero, Circuit Judge, held that: (1) as a matter of first impression, National Association of Securities Dealers (NASD) arbitration panel has full authority to grant a pre-hearing motion to dismiss claims with prejudice based solely on the parties' pleadings; (2) investor was provided with fundamentally fair arbitration proceeding; and (3) decision that investor failed to state claim against broker-dealers was not based on manifest disregard of the law.

Affirmed.

1. Judgment ⚩715(3)

Doctrine of offensive collateral estoppel did not apply to preclude broker-dealers from challenging propriety of investor's claims that were remanded in investor's related action following appellate review of dismissal of those claims for failure to state a claim; although claims were similar, investor admitted in filed pleadings that claims against broker-dealers were distinct and therefore requisite identity of issues did not exist.

2. Arbitration ⚩73.7(4)

In reviewing district court's confirmation of arbitration award, Court of Appeals reviews factual findings for clear error and questions of law de novo.

3. Arbitration ⚩73.7(1)

Court must give extreme deference to determination of arbitration panel, for the standard of review of arbitral awards is among the narrowest known to law.

4. Arbitration ⚩31.11, 56, 63.1

Judicially created reasons that a district court may rely upon to vacate an arbitration award include violations of public policy, manifest disregard of the law, and denial of a fundamentally fair hearing.

5. Arbitration ⚩63.1, 63.2

Outside of limited circumstances, an arbitration award must be confirmed, and errors in either the arbitrator's factual findings or his interpretations of the law do not justify review or reversal. 9 U.S.C.A. § 10.

6. Exchanges ⚩11(11.1)

National Association of Securities Dealers (NASD) arbitration panel has full authority to grant a pre-hearing motion to dismiss claims with prejudice based solely on the parties' pleadings, so long as the dismissal does not deny a party fundamental fairness.

7. Exchanges ⚩11(11.1)

Investor was provided with fundamentally fair arbitration proceeding, as required for National Association of Securities Dealers (NASD) arbitration panel to grant pre-hearing motion to dismiss investor's claims against broker-dealers with prejudice based solely on pleadings, inasmuch as investor was provided with opportunity to brief and argue fully broker-dealers' motions to dismiss and there was no indication that arbitration panel engaged in any misconduct in conducting arbitration proceeding.

8. Arbitration ⇐32

Fundamentally fair arbitration hearing requires only notice and opportunity to be heard and to present relevant and material evidence and argument before the decision makers.

9. Exchanges ⇐11(11.1)

If a party's claims are facially deficient and the party therefore has no relevant or material evidence to present at an evidentiary hearing, National Association of Securities Dealers (NASD) arbitration panel has full authority to dismiss the claims without permitting discovery or holding an evidentiary hearing, and, because such a dismissal fully disposes of the case, dismissal must therefore be with prejudice.

10. Federal Civil Procedure ⇐1838

As a general matter, a party should be granted an opportunity to amend his claims prior to a dismissal with prejudice.

11. Exchanges ⇐11(11.1)

Arbitration panel's decision that investor failed to state claim against broker-dealers under federal or state law was not based on manifest disregard of the law, so as to warrant vacatur of arbitration award.

12. Arbitration ⇐72.1

Court must confirm arbitration panel's decision if a ground for the decision can be inferred from the facts of the case.

Darren K. Kearns of Overland Park, KS, for Plaintiff–Appellant.

Norman E. Siegel and Amy E. Bauman of Stueve Helder Siegel LLP, Kansas City, MO, for Defendants–Appellees Charles Schwab & Co., Inc. and Olde Discount Corporation.

Miriam G. Bahcall and Tanya Biller of Ungaretti & Harris, Chicago, IL, for Defendant–Appellee Principal Financial.

Before EBEL, KELLY, and LUCERO, Circuit Judges.

LUCERO, Circuit Judge.

Plaintiff Dave Sheldon ("Sheldon") appeals the district court's order confirming an arbitration award in favor of defendants Charles Schwab & Co., Inc. ("Schwab"), Olde Discount Corporation ("Olde Discount"), and Principal Financial ("Principal"), (collectively, the "broker-dealers"), and the district court's judgment dismissing his claims against defendants. Resolution of the case requires us to resolve a matter of first impression at the Circuit level: Does the Code of Arbitration Procedure allow an arbitration panel to dismiss a claim with prejudice? Our jurisdiction arises under 9 U.S.C. § 16 and 28 U.S.C. § 1291. We affirm.[1]

I

Sheldon filed a complaint seeking damages from several individual defendants for alleged violations of federal and state securities laws, common law fraud, negligent misrepresentation, breach of fiduciary duty, unjust enrichment, and civil conspiracy. The basis of Sheldon's claims was his allegation that the individual defendants promoted an allegedly worthless stock,

1. The case is unanimously ordered submitted without oral argument pursuant to Fed. R.App. P. 34(a)(2) and 10th Cir. R. 34.1(G).

Power Phone, which he purchased from third-party brokers and dealers based on false information that was allegedly provided and disseminated by the individual defendants.

[1] Sheldon subsequently filed an amended complaint joining the broker-dealers as defendants. Sheldon alleged that he purchased the Power Phone stock from the broker-dealers, and he sought to recover the damages he allegedly incurred as a result of the stock's subsequent loss in value. In response to a joint motion filed by the parties, the district court stayed all proceedings against the broker-dealers and ordered Sheldon to submit his claims against them to arbitration.[2] Thereafter, Sheldon submitted his claims to arbitration before the National Association of Securities Dealers ("NASD").

In the statement of claim he filed in the arbitration, Sheldon alleged that the broker-dealers violated the Securities Act of 1933, the Securities Exchange Act of 1934, and the Kansas Securities Act in the course of selling shares of Power Phone. Sheldon also alleged liability under common-law theories of fraud, negligent misrepresentation, unjust enrichment, and breach of fiduciary duty. In response, the broker-dealers filed separate motions to dismiss Sheldon's claims for failure to state a claim. Sheldon filed oppositions to the motions to dismiss, and he also filed a motion for summary judgment. After hearing argument on the broker-dealers' motions to dismiss from counsel for the parties during a telephonic hearing, the arbitration panel granted the motions, and dismissed all of Sheldon's claims with prejudice. Subsequently, the district court entered an order confirming the arbitration award, and it also entered a separate judgment dismissing Sheldon's claims. Sheldon is now appealing the district court's order and judgment.

II

Sheldon argues that the arbitration panel was required by NASD's Procedural Rules and Code of Arbitration Procedure, *see* NASD Manual, § 1000, *et seq.*, to permit discovery and hold an evidentiary hearing before it could dismiss his claims. According to Sheldon, the arbitration panel exceeded its authority in dismissing his claims with prejudice based solely on the allegations in his pleadings and the arguments of counsel at the telephonic hearing. Alternatively, Sheldon argues that, even if the arbitration panel has the authority to grant a motion to dismiss based solely on the pleadings, the arbitration panel erred in dismissing his claims because he adequately pled claims for relief against the broker-dealers under federal and Kansas

2. The district court subsequently dismissed Sheldon's claims against the individual defendants for failure to state a claim. On appeal, this court reversed the district court's dismissal of certain of Sheldon's claims against the individual defendants and remanded them to the district court for further proceedings. *See Sheldon v. Vermonty*, Nos. 99-3202, 99-3389, 2000 WL 1774038 (10th Cir. Dec.4, 2000). Relying on the doctrine of offensive collateral estoppel, and the fact that he has asserted identical causes of action against both the individual defendants and the broker-dealers, Sheldon claims that the broker-dealers are collaterally estopped from challenging the propriety of the claims that have been remanded to the district court in the individual defendants' case. We disagree. As Sheldon himself admitted in pleadings he filed in the district court, while the claims are similar, this case involves a "separate and distinct forum for separate respondents, with separate facts and separate ways in which they have [allegedly] violated the law." (Aplee. Supp.App. at 164.) As a result, there is no identity of issues, and the doctrine of offensive collateral estoppel is inapplicable. *See Dodge v. Cotter Corp.*, 203 F.3d 1190, 1198-99 (10th Cir.) (holding that offensive collateral estoppel is inapplicable where there is no identity of issues), *cert. denied*, 531 U.S. 825, 121 S.Ct. 71, 148 L.Ed.2d 35 (2000).

law.[3] Because of these alleged errors of the arbitration panel, Sheldon claims he was denied a fundamentally fair hearing and that the district court erred in refusing to vacate the arbitration panel's dismissal of his claims under § 10 of the Federal Arbitration Act ("FAA"), 9 U.S.C. § 10.

[2, 3] In reviewing the district court's confirmation of the arbitration award, we review its factual findings for clear error and questions of law de novo. *Denver & Rio Grande W. R.R. v. Union Pac. R.R.*, 119 F.3d 847, 849 (10th Cir.1997). However, "we must give extreme deference to the determination of the arbitration panel for the standard of review of arbitral awards is among the narrowest known to law." *Brown v. Coleman Co.*, 220 F.3d 1180, 1182 (10th Cir.2000) (internal quotation omitted), *cert. denied*, 531 U.S. 1192, 121 S.Ct. 1191, 149 L.Ed.2d 107 (2001).

[4, 5] Under § 10 of the FAA, a district court is only permitted to vacate an arbitration award if it finds that: (1) the award was procured by corruption, fraud, or undue means; (2) there was evident partiality or corruption in the arbitrators; (3) the arbitrators were guilty of misconduct in refusing to postpone a hearing, in refusing to hear evidence, or in misbehaving in some other way; or (4) the arbitrators exceeded their powers or imperfectly executed them. 9 U.S.C. § 10(a)(1)-(4). We have also recognized "a handful of judicially created reasons" that a district may rely upon to vacate an arbitration award, and these include violations of public policy, manifest disregard of the law, and denial of a fundamentally fair hearing. *Denver & Rio Grande*, 119 F.3d at 849 (citations omitted). "Outside of these limited circumstances, an arbitration award must be confirmed," and "[e]rrors in either the arbitrator's factual findings or his interpretation[s] of the law ... do not justify review or reversal...." *Id.* (citations omitted).

[6] None of the errors alleged by Sheldon are sufficient to require a reversal of the arbitration panel's dismissal of his claims. Although NASD's procedural rules do not specifically address whether an arbitration panel has the authority to dismiss facially deficient claims with prejudice based solely on the pleadings, there is no express prohibition against such a procedure. In addition, NASD's procedural rules expressly provide that "[t]he arbitrator(s) shall be empowered to award any relief that would be available in a court of law." NASD Manual, § 10214. Logically, this broad grant of authority should include the authority to dismiss facially deficient claims with prejudice, and we hold that a NASD arbitration panel has full authority to grant a pre-hearing motion to dismiss with prejudice based solely on the parties' pleadings so long as the dismissal does not deny a party fundamental fairness. This is the conclusion reached by two district courts that have addressed this issue, and we agree with their analysis. *See Prudential Sec., Inc. v. Dalton*, 929 F.Supp. 1411, 1417 (N.D.Okla.1996); *Warren v. Tacher*, 114 F.Supp.2d 600, 602–03 (W.D.Ky.2000).[4]

3. Sheldon also argues that the arbitration panel erred in failing to consider his motion for summary judgment and in failing to hear argument on the motion at the telephonic hearing. Because we find that the arbitration panel properly granted the broker-dealers' motions to dismiss, we agree with the conclusion of the district court that Sheldon's motion for summary judgment was both irrelevant and implicitly denied.

4. In *Warren*, the district court affirmed an arbitration panel's dismissal with prejudice. *Warren*, 114 F.Supp.2d at 603. In *Dalton*, the district court recognized the authority of a NASD arbitration panel to dismiss facially deficient claims, but, on the facts of the case, the court held that the plaintiff had stated a claim for relief and that the panel was therefore guilty of misconduct in failing to hold an

[7–10] We also find that Sheldon was provided with a fundamentally fair arbitration proceeding in that he was provided with the opportunity to fully brief and argue the motions to dismiss, and there is no indication that the arbitration panel engaged in any misconduct in conducting the arbitration proceeding. As we have previously recognized, "a fundamentally fair [arbitration] hearing requires only notice, opportunity to be heard and to present *relevant and material evidence* and argument before the decision makers...." *Bowles Fin. Group, Inc. v. Stifel, Nicolaus & Co.*, 22 F.3d 1010, 1013 (10th Cir.1994) (emphasis added). In other words, if a party's claims are facially deficient and the party therefore has no relevant or material evidence to present at an evidentiary hearing, the arbitration panel has full authority to dismiss the claims without permitting discovery or holding an evidentiary hearing. Moreover, as is the case with a dismissal under Fed.R.Civ.P. 12(b)(6) for failure to state a claim, such a dismissal fully disposes of the case, and it must therefore be with prejudice. *See Sherman v. Am. Fed'n of Musicians*, 588 F.2d 1313, 1314 (10th Cir.1978) (citation omitted).[5]

[11, 12] Finally, the arbitration panel's decision that Sheldon failed to state a claim against the broker-dealers under federal or Kansas law was not based on a manifest disregard of the law.[6] *See ARW Exploration Corp. v. Aguirre*, 45 F.3d 1455, 1463 (10th Cir.1995) (holding that "[m]anifest disregard of the law clearly means more than error or misunderstanding with respect to the law," and it requires a "willful inattentiveness to the governing law") (internal quotations omitted). To the contrary, the panel had ample grounds for finding that Sheldon failed to state a viable claim for relief.

The judgment of the United States District Court for the District of Kansas is AFFIRMED.


KEY NUMBER SYSTEM

UNITED STATES of America, Plaintiff–Appellee,

v.

Kenneth J. WALTERS, also known as Ken Dog, Defendant–Appellant.

No. 00–4107.

United States Court of Appeals, Tenth Circuit.

Oct. 31, 2001.

Defendant pleaded guilty in the United States District Court for the District of

evidentiary hearing. *Dalton*, 929 F.Supp. at 1417–18.

5. As a general matter, a party should be granted an opportunity to amend his claims prior to a dismissal with prejudice. Although the arbitration panel did not provide Sheldon with such an opportunity, he had previously filed amended pleadings in both the district court and the arbitration proceeding, and none of his amended pleadings cured the deficiencies in his claims. Sheldon has made no showing, beyond his conclusory allegations, that he could have stated viable causes of action against the broker-dealers if he had been granted yet another opportunity to amend his claims.

6. While the arbitration panel did not set forth the reasons for its dismissal of Sheldon's claims, it was not required to do so, and "we must confirm the [panel's] decision if a ground for the ... decision can be inferred from the facts of the case." *Willemijn Houdstermaatschappij, BV v. Standard Microsystems Corp.*, 103 F.3d 9, 12–13 (2d Cir. 1997) (internal quotations and citations omitted).

Application for Injunction. The Court does note that in "appropriate circumstances" the Court may issue a stay of arbitration. *Tai Ping Ins. Co., Ltd. v. M/V Warschau,* 731 F.2d 1141, 1144 (5th Cir.1984). Undeniably, staying a dispute that is not properly subject to arbitration must be one such circumstance. *See id.* at 1146 (suggesting that a stay may issue if the dispute is not arbitrable); *accord Texaco, Inc. v. American Trading Transp. Co., Inc.,* 644 F.2d 1152, 1154 (5th Cir. Unit A May 1981) (affirming the District Court's decision to stay the arbitration of a dispute that was not covered by the parties' arbitration agreement). However, the Court declines to reach either Plaintiffs' Motion to Stay Arbitration or Application for Injunction at this time.

III. CONCLUSION

For the reasons set forth above, the Court has determined that the dispute now before it falls within the clear and unambiguous exception to an otherwise broad arbitration clause. Accordingly, Defendant's Motion for Stay of Judicial Proceedings is **DENIED.** The Court also reminds the parties that its Order Denying a Stay of Judicial Proceedings in this maritime action is not appealable. *See Texaco, Inc.,* 644 F.2d at 1154; *W.R. Grace & Co. v. Trawler Crustamar,* 571 F.2d 318, 319 (5th Cir.1978). Defendant has indicated it will follow the Court's ruling on arbitrability. As noted above, the Court therefore feels supremely confident that both parties will dispense with efforts to arbitrate and proceed with the litigation of this matter. Thus, the Court declines to rule at present on the merits of Plaintiff's Motion to Stay Arbitration and corresponding Application for Injunction. Should the Court, however, have misunderstood Defendant's representations, Plaintiffs may reurge their motions at such point in time as is necessary.

IT IS SO ORDERED.


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KEY NUMBER SYSTEM

William B. WARREN, et al., Plaintiffs,

v.

Salvador TACHER, et al., Defendants.

No. 3:99-CV-806-R.

United States District Court,
W.D. Kentucky,
at Louisville.

June 2, 2000.

Investors defrauded by introducing brokers brought action to vacate arbitration award in favor of clearing firm. The District Court, Russell, J., held that arbitrators pre-discovery dismissal of claims against clearing firm was not misconduct warranting judicial relief.

Relief denied.

1. **Exchanges ⚷11(11.1)**

Three month period within which party may file petition to vacate arbitration award did not begin to run until issuance of final award, even though challenged award provision, dismissing certain claims, was entered on earlier date. 9 U.S.C.A. § 12.

2. **Exchanges ⚷11(11.1)**

Arbitrators' pre-discovery dismissal of claims against clearing firm, brought by investors who had been defrauded by introducing brokers, was not misconduct warranting judicial relief absent showing that any evidence which would have been discovered would have changed outcome.

3. **Exchanges ⚷11(11.1)**

National Association of Securities Dealers (NASD) arbitrators have authority, in appropriate case, to dismiss claim without full-blown discovery and full evidentiary hearing on merits.

C. Fred Partin, Louisville, KY, Charles C. Mihalek, Lexington, KY, for plaintiffs.

David T. Klapheke, Noehl, Stopher & Graves, Louisville, KY, Jeffrey W. Willis, Rogers & Hardin, Atlanta, GA, for defendant.

MEMORANDUM OPINION

RUSSELL, District Judge.

This matter is before the Court on Petitioners, William B. Warren, Jennifer B. Warren, and Warren Technology, Inc.'s petition to confirm in part and to vacate in part the National Association of Securities Dealers, Inc. ("NASD") Arbitration Award No. 97–04772. The respondents are Salvador Tacher, Steven Vornea and Bear, Stearns & Co., Inc. The petitioners and Bear, Stearns have filed memorandums of law supporting their positions, as well as responses.

I.

The underlying dispute in the arbitration proceeding involved Petitioners' losses in a brokerage account they maintained with the firm Kensington Wells, Inc. Kensington Wells has been characterized as a "boiler room" by Petitioners. It was in business from July 1992 to November 1996 when it suddenly closed, transferred all accounts to another broker-dealer, and filed for a withdrawal of its securities broker-dealer license. Petitioners allege that misconduct by employees of Kensington Wells, including Respondents Tacher and Vornea, caused their losses.

Through a fully disclosed agreement with the introducing broker Kensington Wells, Respondent Bear Stearns acted as the clearing agent for Petitioners' account. Amended Rule 382 to the New York Stock Exchange, approved by the Securities and Exchange Commission, requires introducing and clearing firms to contractually allot various functions between themselves and to notify all customers in writing. Bear Stearns performed ministerial acts such as bookkeeping and mailing of confirmations and monthly statements. Bear Stearns claims that it was never responsible for the supervision of Kensington Wells employees or Petitioners' account. Petitioners received a Rule 382 notice that Kensington Wells would be exclusively responsible for supervising all account activity. Petitioners signed a customer agreement that stated that they understood and agreed "that Bear Stearns Securities shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers employees and agents."

Petitioners filed arbitration claims against all respondents and others not named in this lawsuit on September 23, 1997. In accordance with their written agreement, Petitioners submitted their Statement of Claim to arbitration at the NASD pursuant to the NASD Code of Arbitration Procedure. Petitioners and Respondents jointly and voluntarily submitted Petitioners statement of claim to NASD arbitration via the NASD's Uniform Submission Agreement. In the Submission Agreement, the parties agreed to abide by any award.

On March 16, 1998, Bear Stearns filed a motion to dismiss all claims. Petitioners filed a written response and the panel of arbitrators heard oral arguments on the motion. On July 15, 1998, the arbitration panel dismissed all claims against Bear Stearns. Petitioners settled with some of the remaining respondents. Tacher and Vornea never made an appearance at the arbitration hearing, held September 7 and 8, 1999 in Louisville. The arbitration panel issued an award for Petitioners and against Tacher and Vornea on September 20, 1999. It found Tacher and Vornea jointly and severally liable for $15 million in punitive damages and $4.7 million in compensatory damages. Tacher and Vornea are in bankruptcy proceedings and Tacher has been indicted for fraud. Petitioners admit that they are unlikely to see any of the award unless Bear Stearns is also found jointly and severally liable.

Petitioners filed this petition under federal and state law, seeking the Court to confirm the award as to Tacher and Vornea and to vacate the award dismissing Bear Stearnes. Vornea and Tacher have never entered an appearance in this case and did not respond to Petitioners' claims.

II.

[1] As a preliminary matter, the petition is not time-barred. 9 U.S.C. § 12 requires parties to file a petition to vacate an arbitration award within 3 months of the *final* award. *See Harry Hoffman Printing, Inc. v. Graphic Communications Intl. Union, Local 261,* 912 F.2d 608, 614 (2d Cir.1990). Petitioners did file this suit within 3 months of the September 20, 1999 award.

The issue in this case is whether Petitioners are entitled to vacate the arbitration award because the arbitrator dismissed their claims against Bear Stearns prior to discovery and a full-blown evidentiary hearing. Arbitration awards may only be subject to limited judicial review under the Federal Arbitration Act. *See Decker v. Merrill Lynch* 205 F.3d 906 (6th Cir.2000). "[A]s long as the arbitrator is even arguably construing or applying the contract and acting within the scope of his authority, that a court is convinced he committed serious error does not suffice to overturn his decision." *United Paperworkers International Union v. Misco, Inc.,* 484 U.S. 29, 108 S.Ct. 364, 98 L.Ed.2d 286 (1987). The Federal Arbitration Act enumerates the limited instances in which federal Courts may vacate an arbitration award:

> In either of the following cases the United States court in and for the district wherein the award was made may make an order vacating the award upon the application of any party to the arbitration ...
>
> (c) Where the arbitrators were guilty of misconduct in refusing ... to hear evidence pertinent and material to the controversy ...
>
> (d) Where the arbitrators exceed their powers, or so imperfectly executed them that a mutual, final, and definite award upon the subject matter was not made.

9 U.S.C. § 10 (1996).

[2] Petitioners claim that the arbitrators are guilty of misconduct and exceeding their powers because they dismissed the claims against Bear Stearns prior to discovery and an evidentiary hearing. Contrary to Petitioners' arguments, the arbitrators had the authority to decide and grant a pre-hearing motion to dismiss. The FAA and KRS 417.090 do not contain a mandatory hearing procedure, but permit the parties to agree on applicable procedures in their arbitration agreement. Courts have recognized the authority of NASD arbitrators to decide pre-hearing dismissals for failure to state a claim under the NASD Code. *See Prudential Securities, Inc. v. Dalton,* 929 F.Supp. 1411, 1417 (N.D.Okla.1996); *Max Marx Color & Chemical Co. Employees' Profit Sharing Plan v. Barnes,* 37 F.Supp.2d 248 (S.D.N.Y.1999). While the granting of such motions usually means that the arbitrator "refused to hear evidence," that, by itself, is insufficient to vacate the award. Petitioners must also show that the excluded evidence was material to the panel's determination and that the arbitrator's refusal to hear the evidence was so prejudicial that the party was denied fundamental fairness. *See* 9 U.S.C. § 10(c); *Campbell v. Cantor Fitzgerald & Co.,* 21 F.Supp.2d 341, 344 (S.D.N.Y.1998). In the instant case, Petitioners fail to show how any evidence that they would have obtained in discovery would overcome the panel's decision. Petitioners are not entitled to costly full-blown discovery when it would not change the outcome and the claim could be decided on a pre-hearing motion.

Furthermore, Petitioners did have a "hearing." Petitioners were given adequate opportunity to respond to Bear Stearns motion to dismiss and they did so. They were represented by counsel at oral arguments. Plaintiffs cite no authority that they are automatically entitled to a full-blown evidentiary hearing following discovery, and the court is aware of none.

Petitioners also seek to vacate the award by claiming the arbitrators displayed a "manifest disregard for the law." To prove this theory, Petitioners must show that: 1) the arbitrators knew of a governing legal principle, yet refused to apply it or ignored it altogether and 2) the law ignored by the arbitrators was a well-defined, explicit and clearly applicable to the case. *See DiRussa v. Dean Witter Reynolds,* 121 F.3d 818, 821 (2nd Cir. 1997). "[M]anifest disregard of the law means more than a mere error in interpretation or application of the law." *Federated Dep't Stores, Inc. v. J.V.B. Indus., Inc.,* 894 F.2d 862, 866 (6th Cir.1990). The court will give great deference to the panel's determination of the legal issues.

[3] The legal principle that Petitioners rely on is that NASD arbitrators lack the authority to dismiss claims without full-blown discovery and a full evidentiary hearing on the merits. As stated previously, the arbitrators do have such authority. Clearing firms are generally not responsible to customers for the actions of an introducing broker and do not owe fiduciary duties to the customer, and courts have confirmed pre-hearing dismissals on these grounds. *See, e.g., Stander v. Financial Clearing & Servs. Corp.,* 730 F.Supp. 1282 (S.D.N.Y.1990); *Carlson v. Bear, Stearns & Co.,* 906 F.2d 315 (7th Cir.1990). Petitioners have not demonstrated that they are entitled to overturn the award because of this narrow exception.

An appropriate order shall issue.

ORDER

A petition having been filed, Respondent Bear Stearns having filed a response, and upon consideration by the Court,

IT IS ORDERED:

The petition of William B. Warren, Jennifer B. Warren and Warren Technology, Inc. as against Respondent Bear Stearns & Company Inc. is **DENIED** and **DISMISSED** with prejudice.

The petition as against Salvador Tacher and Steven Vornea is **GRANTED** and **DISMISSED** with prejudice. The NASD Arbitration Award No. 97-04772 is CONFIRMED.

This is a final and appealable order. There is no just cause for delay.


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John Clifford TESMER, Charles Carter, and Alois Schnell, on behalf of themselves and all similarly situated individuals, and Arthur M. Fitzgerald and Michael D. Vogler, Plaintiffs,

v.

Jennifer GRANHOLM, Attorney General of the State of Michigan, in her official capacity; and Judge John F. Kowalski, Judge William A. Crane and Judge Lynda Heathscott, in their official capacity, individually and as representatives of a class of similarly situated circuit court judges, Defendants.

No. 00-10082.

United States District Court,
E.D. Michigan,
Northern Division.

March 31, 2000.

Indigent defendants and attorneys brought action challenging constitutionality of state court's general practice of denying appellate counsel following plea-based convictions. The District Court, Roberts, J., held that: (1) pursuant to doctrine of jus tertii, attorneys who earned a portion of their incomes taking assigned appeals for trial and plea based conviction had standing to challenge constitutionality of practice; (2) *Rooker-Feldman* doctrine did not bar review of constitutionality of the prac-

MAX MARX COLOR & CHEMICAL CO. EMPLOYEES' PROFIT SHARING PLAN, and Walter Sichel, Petitioners,

v.

Milton R. BARNES, Kemper Securities Group, Inc., Bateman Eichler, Hill Richards, John G. Kinnard & Company, and Texas Capital Securities, Respondents.

No. 98 Civ. 7652(LAK).

United States District Court,
S.D. New York.

Jan. 21, 1999.

Following dismissal, by arbitration panel of National Association of Securities Dealers (NASD), of employee profit sharing plan's claims seeking damages from broker and various brokerage firms for alleged losses in securities account, and of respondents counterclaims, plan petitioned to vacate dismissal. The District Court, Kaplan, J., held that: (1) arbitration panel was not guilty of misconduct in refusing to hear certain evidence at oral argument; (2) panel's decision not to allow plan to add party was not unreasonable; (3) panel did not act in manifest disregard for law in dismissing Employee Retirement Income Security Act (ERISA) claim for lack of standing; and (4) panel's decision to dismiss claims based on standing, statute of limitations, and preemption, although not explained, was supported by record.

Petition denied.

1. **Arbitration** ⚷77(4)

Judicial review of arbitration awards is necessarily narrowly limited in order to avoid undermining twin goals of arbitration, namely, settling disputes efficiently, and avoiding long and expensive litigation. 9 U.S.C.A. § 10(a)(3).

2. **Arbitration** ⚷34.3

Arbitration panel has broad discretion as to whether to hear evidence at all and need not compromise speed and efficiency, very goals of arbitration, by allowing cumulative evidence. 9 U.S.C.A. § 10(a)(3).

3. **Exchanges** ⚷11(11.1)

Arbitration panel with National Association of Securities Dealers (NASD) was not required to hear certain testimony at oral argument, although testimony was allegedly pertinent and material to controversy, where such evidence had already had been presented to panel in written submissions. 9 U.S.C.A. § 10(a)(3).

4. **Exchanges** ⚷11(11.1)

Arbitration panel with National Association of Securities Dealers (NASD) was not guilty of misconduct in refusing to hear evidence on motion to dismiss, allegedly pertinent and material to substantive issues of fact, given that motion was brought, and decided, on issues of standing, statute of limitations, and preemption. 9 U.S.C.A. § 10(a)(3).

5. **Arbitration** ⚷34.3

On motion to dismiss, arbitration panel need not address every question presented in controversy, or receive evidence on matters unnecessary to disposition of motion. 9 U.S.C.A. § 10(a)(3).

6. **Exchanges** ⚷11(11.1)

National Association of Securities Dealers (NASD) arbitration decision not to allow petitioners to add party, who has previously been allowed to be removed from action, to statement of claim was not unreasonable, nor was there any evidence that decision was product of bad faith or gross error, considering that panel had previously ruled that it could not force such party to submit to its jurisdiction, but

solely in socially responsible mutual funds rather than the unrestricted investment plaintiffs here seek.

that he was entitled to do so voluntarily and he declined, and that petitioners had made strategic decision to remove such party from action in what appeared to have been effort to frustrate respondents' counterclaims; petitioners had also failed properly to raise issue by burying point in footnote in memorandum in opposition to respondents' motion to dismiss. 9 U.S.C.A. § 10(a)(3).

7. Exchanges ⚷11(11.1)

To warrant vacatur of arbitral award by National Association of Securities Dealers (NASD), party must point to statutory violation, not violation of NASD's code of arbitration procedure, since such rules are not "law." 9 U.S.C.A. § 10(a)(3).

8. Exchanges ⚷11(11.1)

Arbitration panel with National Association of Securities Dealers (NASD) did not act in manifest disregard for law in dismissing petitioners' Employee Retirement Income Security Act (ERISA) claim for lack of standing, considering that panel dismissed claim in consideration of respondents' arguments with respect to statute of limitations, standing, and preemption, rather than on its own jurisdictional limitations; respondents' standing argument was that there was no cause of action available to petitioners under ERISA, not that panel lacked jurisdiction. 9 U.S.C.A. § 10(a)(3); Employee Retirement Income Security Act of 1974, § 502(d)(1), 29 U.S.C.A. § 1132(d)(1).

9. Arbitration ⚷52.5

Arbitrators are not required to provide explanation for their decision, and failure to state reasons for award is not basis for vacatur if ground for arbitrator's decision can be inferred from facts of case. 9 U.S.C.A. § 10(a)(3, 4).

10. Exchanges ⚷11(11.1)

National Association of Securities Dealers (NASD) arbitration decision to dismiss multiple claims based on standing, statute of limitations, and preemption, although not explained, could be inferred from facts of case, and therefore, vacatur of decision was not warranted; respondents' moving documents delineated which claims ought to have been dismissed based on each reason. 9 U.S.C.A. § 10(a)(3, 4).

Timothy J. Dennin, New York City, for Plaintiff.

Jonathan K. Lagemann, New York City, Diane C. Fischer, Ronald P. Kane, Gomberg Kane & Fischer, Ltd., Chicago, IL, for Defendants.

MEMORANDUM OPINION

KAPLAN, District Judge.

This case calls upon the Court to determine whether an arbitration award should be vacated due to alleged misconduct and manifest disregard of the law by a National Association of Securities Dealers, Inc. ("NASD") arbitration panel.

Facts

In March 1997, Max Marx Color & Chemical Co. Employees Profit Sharing Plan (the "Plan") [1] commenced an arbitration before the NASD seeking damages that allegedly resulted from losses in its securities account handled by Milton R. Barnes. The claim named Barnes along with the various brokerage firms at which Barnes was employed and the Plan maintained its account.[2] Also named as claimants were Max Marx Color & Chemical Co. ("Max Co."), the Plan's sponsor, and

1. The Plan is a profit sharing plan governed by the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 *et seq.* ("ERISA").

2. *See* Dennin Aff. Ex. A. These firms included Kemper Securities Group, Inc. ("Kemper"), Bateman Eichler, Hill Richards ("Bateman"), Paine Webber, Inc. ("Paine Webber") John G. Kinnard & Company ("Kinnard"), and Texas Capital Securities ("Texas Capital"). Kemper and Bateman merged in September 1991. In 1995, following a management buyout Kemper changed its name to EVEREN.

Walter M. Sichel in his capacity as trustee and participant of the Plan and as president and shareholder of Max Co.[3]

In the statement of claim, petitioners claimed that the respondents were liable on a number of theories, including breach of ERISA's fiduciary duties of prudence and diversification. unauthorized and excessive trading amounting to fraud, fraudulent concealment, negligent misrepresentation, constructive fraud, and violation of NASD rules of fair conduct. Petitioners claimed also that each of the respondent firms failed adequately to supervise Barnes's activities. The respondent securities firms in turn answered the complaint and filed various other claims. In particular, Kinnard filed a cross-claim against Barnes and a counterclaim against Sichel. EVEREN filed counterclaims against Sichel and Max Co. and a motion to dismiss. Paine Webber filed a counterclaim against Sichel. Texas Capital counterclaimed against both Sichel and Max Co.[4] The counterclaims, in essence, asserted claims for contribution against Max Co. as the Plan sponsor and against Sichel in his capacity as the Plan trustee with responsibility for authorizing all investment transactions. In addition, EVEREN moved to dismiss, arguing that petitioners' ERISA claims were barred by ERISA's statute of limitations and that their other claims were preempted by ERISA.

In a memorandum dated July 14, 1997, the NASD informed the parties that, absent voluntary submission to the jurisdiction of the NASD, Sichel and Max Co. had no standing to require the respondents to submit to NASD arbitration inasmuch as those claimants were not public customers of the respondent NASD member firms.[5] Respondents denounced the decision to remove Sichel and Max Co. from the action arguing, in part, that they had submitted to the NASD's jurisdiction when Sichel filed his statement of claim in his capacity as President and shareholder of Max Co., as a participant in the Plan, and as trustee of the Plan. Sichel and Max Co., however, took advantage of their immediate good fortune and declined the invitation voluntarily to submit to the NASD's jurisdiction.[6] In consequence, the claims by and against Sichel and Max Co. were eliminated from the arbitration.[7]

Subsequent to the removal of Max Co. and Sichel, EVEREN and Kinnard filed motions to dismiss the Plan's statement of claim, arguing in the main that (1) the Plan itself did not have standing under ERISA, and (2) ERISA preempted all of the Plan's other claims.[8] The parties allegedly were invited to submit memoranda and pertinent documents to the NASD arbitrators for consideration of the motions,[9] and oral argument on the respondents' motions to dismiss was set for May 15, 1998 before an arbitration panel (the "Panel"). The Panel allegedly ordered that no witnesses would be permitted to testify or to present evidence during the oral argument.[10]

The arbitration panel rendered its award on July 30, 1998, dismissing the Plan's claim against all of the respondents. The award stated:

> "Having considered the Respondents' Motions to Dismiss and arguments with regard to statute of limitations, standing and preemption issues, the panel hereby

3. Dennin Aff. Ex. A ¶ 3.

4. Busscher Aff. Exs. B, C, F.

5. *Id.* Ex. F.

6. *Id.* Ex. H.

7. *Id.* Ex. F.

8. Busscher Aff. Exs. L, M. EVEREN contended also that the Plan had no standing for its claim that the respondents violated the NASD rules of fair conduct in light of the fact that (1) such a claim is predicated on a membership contract between the individual brokerage firms and the NASD or NYSE, and (2) there is no private right of action for violations of self-regulatory rules. *Id.* Ex. L

9. Resp. Mem. 9.

10. *Id.* ¶ 22.

grants the Motions of each Respondent to dismiss all claims." [11]

Petitioners claim here that the arbitration award should be vacated pursuant to Section 10 of the Federal Arbitration Act ("FAA") [12] on the grounds that the Panel (1) was guilty of misconduct in failing to hear pertinent evidence and in failing to allow petitioners to amend their statement of claim; (2) was guilty of manifest disregard of law; and (3) failed to delineate the basis of the award.

Discussion

[1] As an initial matter, a party moving to vacate an arbitration award faces a high threshold.[13] Arbitration awards generally are accorded great deference.[14] Judicial review of arbitration awards is necessarily narrowly limited in order to avoid "undermining the twin goals of arbitration, namely, settling disputes efficiently and avoiding long and expensive litigation." [15]

Alleged Misconduct

Refusal to Hear Testimony

[2] A district court may vacate an arbitration award when the arbitration panel is "guilty of misconduct in ... refusing to hear evidence pertinent and material to the controversy; or of any other misbehavior by which the rights of any party have been prejudiced." [16] This has been interpreted to mean that the federal courts will not pursue evidentiary review of arbitration proceedings unless fundamental fairness is violated.[17] That is to say, "an arbitrator 'need not follow all the niceties observed by the federal courts' " in making his or her evidentiary determinations.[18] An arbitration panel has broad discretion as to whether to hear evidence at all and need not compromise speed and efficiency, the very goals of arbitration, by allowing cumulative evidence.[19] What is required is that each party be given an opportunity to present its evidence and argument.[20]

[3] Petitioners contend that this Court should vacate the arbitration award because the Panel refused to hear certain testimony at the May 15 oral argument. They cite two batches of evidence allegedly pertinent and material to the controversy. First, petitioners contend that they were precluded from presenting testimony regarding when they had actual notice concerning defendants' illegal conduct.[21] This, petitioners argue, was pertinent and material because the Panel dismissed their ERISA claim based in part on the expiration of ERISA's statute of limitations.[22] This argument, however, is misguided. The evidence in question was evidence that

11. Dennin Aff. Ex. I.

12. 9 U.S.C. § 1 *et seq.* (1998).

13. *Willemijn Houdstermaatschappij, BV v. Standard Microsystems Corp.*, 103 F.3d 9, 12 (2d Cir.1997).

14. *Tempo Shain Corp. v. Bertek, Inc.*, 120 F.3d 16, 19 (2d Cir.1997) (citing *Ethyl Corp. v. United Steelworkers of America, AFL-CIO-CLC*, 768 F.2d 180, 183 (7th Cir.1985), *cert. denied*, 475 U.S. 1010, 106 S.Ct. 1184, 89 L.Ed.2d 300 (1986)).

15. *DiRussa v. Dean Witter Reynolds Inc.*, 121 F.3d 818, 821 (2d Cir.1997), *cert. denied*, — U.S. —, 118 S.Ct. 695, 139 L.Ed.2d 639 (1998).

16. 9 U.S.C. § 10(a)(3).

17. *Tempo Shain Corp.*, 120 F.3d at 20.

18. *Id.* (citing *Bell Aerospace Co. Div. of Textron v. Local 516*, 500 F.2d 921, 923 (2d Cir.1974)).

19. *Areca, Inc. v. Oppenheimer & Co., Inc.*, 960 F.Supp. 52, 55 (S.D.N.Y.1997) (citations omitted).

20. *Tempo Shain Corp.*, 120 F.3d at 20 (citing *Hoteles Condado Beach v. Union De Tronquistas Local 901*, 763 F.2d 34 (1st Cir.1985)).

21. Pet. Mem. 4-5.

22. *Id.* ERISA's statute of limitations provision, 29 U.S.C. § 1113(2), provides that no action may be brought three years subsequent to a claimant's actual knowledge of the breach or violation.

already had been presented to the Panel in respondents' written submissions.[23] It is precisely this sort of cumulative presentation that an arbitration panel need not hear. Petitioners confuse the Panel's failure to be persuaded by their evidence with a failure to consider their evidence.[24]

[4, 5] Petitioners next contend that the Panel refused to hear evidence pertinent and material to two open issues of fact: (1) the primary source of investment decisions, and (2) whether the defendant broker-dealers owed certain fiduciary duties to petitioners.[25] Petitioners, however. do not explain the materiality of such evidence to the motion to dismiss. And indeed they cannot. The motion to dismiss was brought on the issues of standing, statute of limitations and preemption; the Panel stated that its decision was predicated on those issues. Petitioners apparently fail to recognize that the Panel need not address every question presented in the controversy on a motion to dismiss, and that there is no misconduct in dismissing a claim—and not receiving evidence—on matters unnecessary to disposition of the claim. In consequence, there was nothing unfair in the Panel's decision not to hear testimony at the May 15 hearing and thus no misconduct for purposes of Section 10(a)(3).

Denial of Leave to Amend

Petitioner next claims that the Panel was guilty of misbehavior for refusing to permit petitioners to amend the complaint to add a beneficiary of the Plan, or to rename Sichel, as a claimant. This request was made only in a footnote to petitioners' memorandum of law in opposition to respondents' motion to dismiss.[26]

[6] Misbehavior cognizable under Section 10(a)(3) "must amount to a denial of fundamental fairness of the arbitration proceeding," a denial without reasonable basis.[27] Such conduct "typically arises where there is proof of either bad faith or gross error on the part of the arbitrator."[28] If it were otherwise, " 'the ostensible purpose for resort to arbitration, which is the avoidance of litigation, would be frustrated.' "[29] Accordingly, in evaluating arbitrators' actions. courts apply a fairness standard.[30] Here, the Panel's decision not to allow petitioners to add claimants to the statement of claim was not unreasonable, nor is there any evidence that the decision was the product of bad faith or gross error.

Sichel was a party to the claim initially, but allowed himself to be removed from the action due to his non-customer status

23. *See* Dennin Aff. ¶¶ 24–27, 29 & Ex. H, I. Moreover, petitioners do not allege that they were prevented from submitting evidence on this matter prior to the argument, but only that the Panel placed limitations on the presentation of evidence at the oral argument. The law requires only that the parties be given *an* opportunity to present their evidence, not that they be given every opportunity.

24. The Court notes also that evidence regarding when petitioners became aware of any alleged ERISA violation is only material to the statute of limitations issue raised only by EVEREN. And in light of the fact that it was an alternative ground for dismissing the Plan's ERISA claim against EVEREN, see *supra* at 255, the materiality of such evidence to any portion of the motion to dismiss is questionable.

25. Pet. Reply Mem. 5–6.

26. *See* Dennin Aff. Ex. H.

27. *Gordon Capital Corp. v. Jesup, Josephthal & Co., Inc.*, No. 91 Civ. 3821(MBM), 1992 WL 41722, *1 (S.D.N.Y.1992).

28. *Agarwal v. Agrawal*, 775 F.Supp. 588, at 590 (E.D.N.Y.1991) (citing *United Paperworkers Int'l v. Misco, Inc.*, 484 U.S. 29, 40, 108 S.Ct. 364, 372, 98 L.Ed.2d 286 (1987)), *aff'd*, 969 F.2d 1041 (2d Cir.1992).

29. *Shamah v. Schweiger*, 21 F.Supp.2d 208 (quoting *C.A. Tinaway v. Merrill Lynch & Co. Inc.*, 658 F.Supp. 576, 578 (S.D.N.Y.1987)).

30. *See In Matter of Petition of Perahia v. Caserta*, 1992 WL 162825, *2 (S.D.N.Y.1992) (citing *Reichman v. Creative Real Estate Consultants, Inc.*, 476 F.Supp. 1276 (S.D.N.Y.1979)).

following the filing of respondents' counterclaims against him. The NASD stated that it could not force Sichel to submit to its jurisdiction, but that he was entitled to do so voluntarily. Sichel declined the invitation, opting not to be a part of the action.[31] In consequence, petitioners made a strategic decision to remove Sichel from the action in what appears to have been an effort to frustrate respondents' counterclaims. That this strategy ultimately backfired is of no moment. The arbitration process is intended to facilitate speedy resolutions to parties' disputes. Sichel's antics of attempting to rejoin as a claimant, or to add a beneficiary to the claim, threatened to transform the arbitration process into a protracted legal process contrary to its very purpose. In any case, petitioners failed properly to raise the issue before the Panel by burying the point in a footnote.[32]

There is no basis for vacating the award for misbehavior.

Alleged Manifest Disregard of Law

Petitioners next claim that the Panel acted in manifest disregard for the law in dismissing the claim for lack of standing. Petitioners' argument is, in essence, that: (1) the NASD code of arbitration procedure allows for all claims to be heard by an arbitration panel; (2) the Plan therefore had the right to bring its ERISA claim in the NASD arbitration; and (3) ERISA § 502(d)(1)[33] confers standing on employee benefit plans to bring any ERISA claim so long as the adjudicative body has independent jurisdiction over the action. The Panel's decision dismissing the claim, in part on the basis of standing, thus allegedly was in manifest disregard of law.

In order to overturn an award on the basis of manifest disregard of law, one must show "more than error or misunderstanding with respect to the law."[34] Instead,

> "[t]he error must have been obvious and capable of being readily and instantly perceived by the average person qualified to serve as an arbitrator. Moreover, the term 'disregard' implies that the arbitrator appreciates the existence of a clearly governing principle but decides to ignore or pay no attention to it."[35]

Petitioners' argument fails under this standard.

[7] First, to the extent that petitioners' claim is that the Panel disregarded NASD rules, it is meritless. NASD rules are not "law."[36] Petitioners must point to a statutory violation to warrant vacatur of an arbitral award, not a violation of the code of arbitration procedure.

[8] Second, the Panel did not deny petitioners their alleged right to bring their ERISA claim in the arbitration proceeding. The Plan raised the claim, and nothing in the arbitration award indicates that the Panel dismissed it based on its own jurisdictional limitations. Rather, the Panel stated only that it dismissed the claim in consideration of respondents' arguments "with respect to statute of limitations, standing, and preemption."[37] Respondents' standing argument was that there was no cause of action available to

31. *See* Busscher Aff. Ex. H (letter from Dennin to the NASD informing of Sichel's decision not to submit to the NASD's jurisdiction).

32. *See, e.g., Norton v. Sam's Club, Inc.*, 145 F.3d 114, 117 (2d Cir.), *cert. denied*, — U.S. —, 119 S.Ct. 511, 142 L.Ed.2d 424 (1998).

33. 29 U.S.C. § 1132(d)(1).

34. *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Bobker*, 808 F.2d 930, 933 (2d Cir.1986).

35. *Id.* at 933; *see also Branigan v. Alex. Brown & Sons, Inc.*, 978 F.Supp. 547 (S.D.N.Y.1997).

36. *Merit Ins. Co. v. Leatherby*, 714 F.2d 673, 680 (7th Cir.), *cert. denied*, 464 U.S. 1009, 104 S.Ct. 529, 78 L.Ed.2d 711 (1983); *Porush v. Lemire*, 6 F.Supp.2d 178, 186 (E.D.N.Y.1998)

37. Busscher Aff. Ex. A.

the Plan under ERISA, not that the NASD lacked jurisdiction.[38]

Third, to the extent the Panel dismissed the ERISA claim for lack of standing, petitioners have no basis for contending that the Panel ignored obvious and settled legal principles. The Second Circuit has construed 29 U.S.C. § 1132(a)(2) narrowly and has declined to add new groups who can bring suit under this provision other than those groups explicitly named.[39] Employee benefit plans are not mentioned in Section 1132(a)(2). Petitioners' arguments thus are inconsistent with the law of this circuit.[40]

> Finally, the Second Circuit has said that: "The 'manifest disregard' test requires something beyond and different from a mere error in the law or failure on the part of the arbitrators to understand or apply the law. Manifest disregard of the law may be found ... if the arbitrator understood and correctly stated the law but proceeded to ignore it." [41]

There is not one scintilla of evidence that such was the case here.

Basis of the Award

Petitioners' final claim is that this Court should vacate the arbitration award because the Panel failed to delineate which parts of the award were based on standing, which on preemption and which on statute of limitations, thereby failing to render a final and definite award as required by the FAA.[42]

[9] Arbitrators are not required to provide an explanation for their decision.[43] And the failure to state the reasons for an award is not a basis for vacatur if a ground for the arbitrator's decision can be inferred from the facts of the case.[44]

[10] Here, the Panel gave an explanation for its decision:

> "After considering the pleadings, the testimony and the evidence presented at the prehearing conferences, the undersigned arbitrators have decided in full and final resolution of the issues submitted for determination as follows:
>
> > Having considered the Respondents' Motions to Dismiss and arguments with regard to statute of limitations, standing, and preemption issues, the panel hereby grants the Motions of each Respondent to dismiss all claims." [45]

Thus, the Panel granted respondents' motions based on the arguments advanced. If further explication is required, one need only turn to the statement of claim and respondents' papers, which delineate which claims ought to be dismissed for reasons of standing, preemption and statute of limitations.

38. *See id.* Exs. L, M, N.

39. *Pressroom Unions–Printers League Income Security Fund v. Continental Assurance Co., et al.*, 700 F.2d 889 (2d Cir.), *cert. denied*, 464 U.S. 845, 104 S.Ct. 148, 78 L.Ed.2d 138 (1983); *see also Kinek v. Gulf & Western, Inc.*, 720 F.Supp. 275, 279 n. 1 (S.D.N.Y.1989), *aff'd*, 22 F.3d 503 (2d Cir.1994).

40. The speciousness of petitioners' claim is made evident by the fact that the case law they cite not only cites *Pressroom*, but stands for the same proposition. *See International Union of Bricklayers and Allied Craftsmen v. Menard & Co.*, 619 F.Supp. 1457 (D.R.I.1985) ("There is nothing in § 1132(a) which betokens any congressional intent to vest ERISA-spawned rights of action in any more broadly defined classes" other than those enumerated in § 1132(a)(2)).

41. *Willemijn Houdstermaatschappij, BV*, 103 F.3d 9, 12 (2d Cir.1997) (citations omitted).

42. 9 U.S.C. § 10(a)(4).

43. *Willemijn Houdstermaatschappij, BV*, 103 F.3d at 12 (citing *United Steelworkers of America v. Enterprise Wheel & Car Corp.*, 363 U.S. 593, 598, 80 S.Ct. 1358, 1361–62, 4 L.Ed.2d 1424 (1960)); *Koch Oil S.A. v. Transocean Gulf Oil Co.*, 751 F.2d 551, 554 (2d Cir.1985).

44. *Willemijn Houdstermaatschappij, BV*, 103 F.3d at 13.

45. Busscher Aff. Ex. A.

The Plan asserted nine claims in its complaint[46] against each of the five respondent brokerage firms, alleging that each was responsible for the Plan's losses at different periods of time.[47]

Respondents' only argument regarding standing was that a Plan cannot assert independently an ERISA breach of fiduciary duty claim pursuant to 29 U.S.C. § 1132(a)(2). This argument concerned the Plan's single ERISA claim and could have been the only standing argument to which the Panel referred.

Respondents' claim that ERISA preempts all other causes of action concerned all of the Plan's non-ERISA allegations. It was the only preemption argument asserted, and thus the only possible reference by the Panel to preemption. In consequence, the basis of the Panel's dismissal of those claims was not ambiguous.

Finally, EVEREN alone raised the statute of limitations claim in its first motion to dismiss.[48] EVEREN argued that, pursuant to 29 U.S.C. § 1113, claims for breach of fiduciary duty under ERISA are time-barred if brought later than three years after a claimant had actual notice of the alleged violation. And since Max Co. and Sichel were obliged to disclose the performance of the Plan's investments in each of 1990 and 1991 – the years in which EVEREN maintained the account – EVEREN claimed that the Plan was put on actual notice at that time. In consequence, EVEREN contended, the Plan's claims, made more than six years later in March 1997, were not timely.[49] While not stated explicitly, this is an alternative basis for dismissing the ERISA claim asserted against EVEREN. This was the only statute of limitations argument advanced, and thus there can be no confusion as to which claim the Panel dismissed for this reason.

As discussed above the Panel is not required to give reasons for its decision, nor is it the duty of this Court to determine definitively the basis of the Panel's decision. It is enough if this Court can infer the bases of the Panel's decision.[50] This has been done. At most there was overlap in the dismissal of the ERISA claim against EVEREN on grounds of statute of limitations and on standing, that is, the two bases of dismissal were alternative holdings. This does not warrant, even remotely, vacatur.

Conclusion

The petition to vacate the arbitration award is denied. The Clerk will close the file.

SO ORDERED.


WEST
KEY NUMBER SYSTEM

46. *See* Dennin Aff. Ex. A (breach of fiduciary duty under ERISA; five theories of fraud – suitability, fraudulent concealment, unauthorized trading, excessive trading and constructive fraud; violation of NASD rules; negligent misrepresentation; and failure to supervise).

47. Kemper and Bateman (together now EVEREN) maintained the account from January 1990 until December 1991; Paine Webber from January 1992 until September 1993; Kinnard from October 1993 until May 1994; and Texas Capital from June 1994 until October 1996.

48. EVEREN filed a motion to dismiss on June 6, 1997 as part of its answer to the statement of claim. Busscher Aff. Ex. D. Following the release of Sichel and Max Co. from the matter EVEREN filed a second motion to dismiss on September 25, 1997. *Id.* Ex. L.

49. *See* Busschar Aff. Ex. C.

50. *See Willemijn Houdstermaatschappij,* 103 F.3d at 13.

a "reasonable" inquiry into its borrower's financial condition and that such inquiry did not disclose the breach of the trust).

For the foregoing reasons, we conclude that the district court erred in granting summary judgment for appellees. Accordingly, we reverse the judgment of the district court and remand for further proceedings consistent with this opinion.[4]

REVERSED and REMANDED.


KEY NUMBER SYSTEM

KIDDER, PEABODY & CO., INCORPORATED, Plaintiff-Appellant,

v.

Robert BRANDT, as trustee, Selma Brandt, John H. Gary, Donna L. Gary, Irwin Goldstein, et al., Defendants-Appellees.

No. 97-2123.

United States Court of Appeals, Eleventh Circuit.

Dec. 22, 1997.

After investors filed arbitration complaint against securities broker, alleging, inter alia, violations of Racketeer Influenced and Corrupt Organizations Act (RICO), securities broker brought action for declaration that investors' claims were ineligible for arbitration and seeking injunction forbidding investors from pursuing claims in arbitration. Securities broker moved for summary judgment. The United States District Court for the Middle District of Florida, No. 94-1510-CIV-T-17A, Elizabeth A. Kovachevich, J., granted motion in part, entered summary judgment for investors on RICO claim, and subsequently denied securities broker's motion to alter or amend judgment. Securities broker appealed. The Court of Appeals, Carnes, Circuit Judge, held that: (1) for purposes of National Association of Securities Dealers (NASD) Code of Arbitration's six-year window for claim eligibility for arbitration, occurrence or event which gives rise to claim is last occurrence or event necessary to make claim viable, and (2) remand was required to permit district court to determine last occurrence or event necessary to create viable RICO claim for investors.

Vacated and remanded with instructions.

1. Federal Courts ⚷776, 814.1

Court of Appeals reviews district court's denial of injunctive relief under abuse of discretion standard, but reviews de novo determinations of law made by district court en route.

2. Federal Courts ⚷829

Standard of review for district court's denial of motion to amend final judgment is abuse of discretion.

3. Exchanges ⚷11(11.1)

For purposes of National Association of Securities Dealers (NASD) Code of Arbitration's six-year window for claim eligibility for arbitration, "occurrence or event" which gives rise to claim is last occurrence or event necessary to make claim "viable," in sense that all elements of claim can be established such that it could withstand motion to dismiss for failure to state claim for relief. Fed.Rules Civ.Proc.Rule 12(b)(6), 28 U.S.C.A.

See publication Words and Phrases for other judicial constructions and definitions.

4. Federal Courts ⚷941

Remand was required to permit district court to determine last occurrence or event necessary to create viable claim, under Racketeer Influenced and Corrupt Organizations Act (RICO), for investors seeking arbitration of such claims against securities broker, so as to permit determination of whether claims fell within six-year window of eligibility for arbitration under National Association of Se-

4. Because of our disposition of this case, we decline to address the bank's remaining issues.

curities Dealers (NASD) Code of Arbitration. 18 U.S.C.A. § 1962.

5. Exchanges ⇐11(11.1)

In determination of whether investors' claims under Racketeer Influenced and Corrupt Organizations Act (RICO) were eligible for arbitration under National Association of Securities Dealers (NASD) Code of Arbitration, in that they fell within six-year window for arbitration of claims, burden of production and persuasion was on securities broker. 18 U.S.C.A. § 1962.

6. Exchanges ⇐11(11.1)

Although it might be necessary for trial court to hold "mini-trial" to identify last occurrence or event necessary to make investors' claims under Racketeer Influenced and Corrupt Organizations Act (RICO) viable, so as to determine whether claims were eligible for arbitration under National Association of Securities Dealers (NASD) Code of Arbitration, that burden was insufficient to justify interference with binding agreement of parties to arbitrate their claims. 18 U.S.C.A. § 1962.

Keith Olin, Jason M. Murray, Bennett Falk, Morgan Lewis Bockius, Miami, FL, for Appellants.

Robert Dyer, Allen Dyer, et al., Orlando, FL, for Appellees.

Appeal from the United States District Court for the Middle District of Florida.

Before COX, DUBINA and CARNES, Circuit Judges.

CARNES, Circuit Judge:

This case involves a claim arising under the Racketeer Influenced Corrupt Organizations Act ("RICO"), 18 U.S.C. § 1962. The issue before us, however, involves less the intricacies of RICO law and more § 15 of the National Association of Securities Dealers Code of Arbitration (the "NASD Code"). That section provides that no dispute, claim or controversy is eligible for arbitration where six years have elapsed from the "occurrence or event giving rise to the act or the dispute, claim or controversy." This appeal turns on the definition of the quoted language.

We hold that the occurrence or event giving rise to a claim for purposes of § 15 of the NASD Code is the one necessary to make the claim viable, the occurrence or event after which a complaint specifying the facts would withstand a Federal Rule of Civil Procedure 12(b)(6) motion. Our holding requires a remand of this case for further proceedings in the district court.

I. FACTS AND PROCEDURAL HISTORY

Kidder, Peabody & Co., Inc. ("Kidder") is a securities broker. Around 1987, a group of individuals (the "defendants") purchased shares in a limited partnership through Kidder. As a condition of purchasing securities through Kidder, each of the defendants agreed to submit any dispute or claim arising out of or relating to their Kidder accounts to arbitration. That agreement specified that the NASD Code would govern any arbitration claim they brought.

In 1994, the defendants filed a seven-count arbitration complaint against Kidder alleging, among other things, that Kidder had violated RICO, 18 U.S.C. § 1962. Before any action could be taken on that complaint, Kidder filed suit in federal district court, based upon diversity jurisdiction, seeking a declaration that the defendants' claims were ineligible for arbitration and an injunction forbidding the defendants from pursuing their claims in arbitration.

Kidder filed a motion for summary judgment contending that the "occurrence or event" which gave rise to the defendants' claims did not occur within six years of the date defendants filed their arbitration complaint as required by § 15 of the NASD Code. The district court granted Kidder's motion in part and denied it in part. Relevant to this appeal, the district found that the "occurrence or event" which gave rise to defendants' RICO claim was a "pattern of racketeering activity" which began more than six years before the defendants filed their arbitration complaint but ceased inside the six-year window. Based on that finding, the court denied Kidder's motion with respect to defendants' RICO claim. As to that claim, the court entered summary judgment for the defendants, declaring that the RICO claim was eligible for arbitration. Kidder filed a motion to alter or amend the judgment which the court denied. Kidder appeals from the district court's order on summary judgment and its order denying Kidder's motion to alter or amend the judgment.

II. STANDARD OF REVIEW

[1, 2] We review the district court's denial of injunctive relief under an abuse of discretion standard, *see Simmons v. Conger*, 86 F.3d 1080, 1085 (11th Cir.1996), but "we review *de novo* determinations of law made by the district court en route," *Teper v. Miller*, 82 F.3d 989, 993 (11th Cir.1996). "The standard of review for the district court's denial of a motion to amend final judgment is abuse of discretion." *Armstead v. Coler*, 914 F.2d 1464, 1466 (11th Cir.1990) (citation omitted).

III. DISCUSSION

Kidder contends that the district court erroneously interpreted and applied § 15 of the NASD Code to the facts of this case. That section provides:

> No dispute, claim or controversy shall be eligible for submission to arbitration under this Code where six (6) years shall have elapsed from the occurrence or event giving rise to the act or the dispute, claim or controversy. This section shall not extend applicable statutes of limitation, nor shall it apply to any case which is directed to arbitration by a court of competent jurisdiction.

The district court found that the "occurrence or event" giving rise to the defendants' RICO claim was a pattern of racketeering activity, "at least a portion of [which] allegedly occurred within the Section 15 time frame." On the basis of that finding, the court concluded that the defendants' RICO claim was eligible for arbitration.

Kidder argues that under § 15 the defendants' RICO claim was not eligible for arbitration, unless all of the predicate acts upon which that claim was based occurred within six years of the date defendants filed their arbitration complaint. Specifically, Kidder states: "Defendants' Federal RICO claim is eligible for arbitration only if each act or fact which forms each of the elements of their Federal RICO claim—including those underlying the pattern element—took place within the six year period preceding the initiation of arbitration." If Kidder's interpretation of § 15 is correct, the defendants' RICO claim was not eligible for arbitration, because the district court found that some of the predicate acts supporting the claim took place outside the six-year window.

Kidder asserts that its interpretation of § 15 is supported by our decision in *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Cohen*, 62 F.3d 381 (11th Cir.1995). However, in *Cohen*, we did not define the phrase "occurrence or event giving rise to the ... claim." Instead, we merely recognized, under facts similar to those here, that "[i]t is not a foregone conclusion ... that the purchase date is the relevant occurrence or event giving rise to the Cohens' claims, as neither § 15 nor any other provision of the NASD Code so provides." *Id.* at 385.

Far from supporting Kidder's interpretation of § 15, *Cohen* is actually inconsistent with Kidder's position. In that case, the Cohens began purchasing securities from the defendant in 1985. They alleged that from 1985 through 1991 the defendant had misrepresented the value of their investments in statements it sent to them. The Cohens filed an arbitration complaint in 1993 asserting a claim for breach of fiduciary duty. Because the existence of a fiduciary duty was one element of the Cohens' claim, they had to prove that the defendants owed them a fiduciary duty. That duty was born when the Cohens purchased securities from the defendant in 1985, more than six years before the Cohens filed their arbitration complaint. Under Kidder's interpretation of § 15, the Cohens' claim would have been ineligible for arbitration because one of the acts upon which their claim was based occurred outside the six-year window. However, we did not adopt that interpretation of § 15. Instead, we recognized that, if the defendant had made misrepresentations within the six-year window, the Cohens could have claims for breach of fiduciary duty that would be eligible for arbitration. *See id.* at 385. We stated that "each misrepresentation [e.g., the statements the defendant sent out] might be an event or occurrence giving rise to a claim for breach of fiduciary duty." *Id.* at 385 n. 7; *see also Osler v. Ware,* 114 F.3d 91, 92–93 (6th Cir.1997) (plaintiff who opened securities account in 1984 and filed arbitration complaint in 1993 could have an arbitrable claim based on defendant's misrepresentations made within the six-year window); *Paine-Webber Inc. v. Hofmann,* 984 F.2d 1372, 1381 (3d Cir.1993) (misrepresentation could be the act or occurrence giving rise to arbitrable claim).

[3] Therefore, we reject Kidder's interpretation of the "occurrence or event giving rise to the . . . claim" language of § 15. Instead, we hold that under § 15 the "occurrence or event" which "gives rise to the . . . claim" is the last occurrence or event necessary to make the claim viable. A claim is viable when all the elements of that claim can be established such that it could withstand a motion to dismiss for failure to state a claim for relief pursuant to Federal Rule of Civil Procedure 12(b)(6).

Of course, the last "occurrence or event" necessary to make a claim viable depends on the nature of a particular claim. In some instances, a single "occurrence or event" will establish all the elements of a claim. For example, the single act of striking another may establish all the elements of a claim for battery. In that instance, the act of striking another may be the "occurrence or event" which "gives rise" to a claim for battery. In other instances, separate "occurrences or events" establish the various elements of a claim. For example, an action for negligence based on the defective design of a product is not viable until an injury is caused by that product. Although the duty and breach elements of such a claim are established by the company's act of marketing the product, that act does not establish the causation and injury elements of the claim. The incident in which the product causes injury, not the company's act of marketing a defective product, is the "occurrence or event which gives rise to the . . . claim" within the meaning of § 15. Hypothesizing some dates for the occurrences or events in this example reveals the flaw in Kidder's position. Suppose that the company marketed the defectively designed product in year one and that, as a result of that defective design, the product caused injury in year eight. Under Kidder's theory, even if a claimant filed an arbitration complaint the moment after his or her claim arose—the moment after he or she was injured—the claim would be ineligible for arbitration. We decline to adopt an interpretation of § 15 that would render some claims ineligible for arbitration before they even come into existence.

[4] Having discussed the meaning of § 15's "occurrence or event giving rise to the . . . claim" language, we turn now to the district court's application of that language to the facts of this case. The district court found that the "occurrence or event" which gave rise to defendants' RICO claim was a "pattern of racketeering activity." Because a "pattern of racketeering activity" is, by definition, a composition of multiple distinct "occurrences or events," we conclude that the district court failed to identify precisely the last "occurrence or event" necessary to make the defendants' RICO claim viable. Therefore, we remand the case to the district court with instructions to identify the occurrence or event which created a viable RICO claim for the defendants. If the occurrence or event which made the claim viable took place more than six years from the date the defendants filed their arbitration complaint, the claim is ineligible for arbitration.

The thrust of defendants' position is that the district court incorrectly identified the "occurrence or event" giving rise to their claims. In essence, the defendants argue that they have multiple RICO claims, each occasioned by an injurious act which took place within the six-year window. The defendants assert that it is those acts, not a "pattern of racketeering activity" which is the "occurrence or event" giving rise to their RICO claims. We do not foreclose that possibility. On remand, the district court should consider whether the defendants have proved that Kidder committed acts within the six-year window that caused the defendants injury, and if so, whether those injurious acts created independent RICO causes of action. *See Bivens Gardens Office Bldg., Inc. v. Barnett Bank of Florida, Inc.*, 906 F.2d 1546, 1554–55 (11th Cir.1990) ("We hold, therefore, that *with respect to each independent injury* to the plaintiff, a civil RICO action begins to accrue as soon as the plaintiff discovers, or reasonably should have discovered, both the existence and source of his injury and that the injury is part of a pattern.") (emphasis added). If the facts reveal that the defendants have multiple RICO claims, it is possible that some will be ineligible for arbitration because they arose outside the six-year window, while others may be eligible for arbitration because they arose inside the six-year window.

[5, 6] We recognize that the district court's task on remand may not be a simple one. To determine whether defendants' RICO claim or claims are eligible for arbitration, the court must go beyond the allegations of the complaint and examine the evidence the parties offer, if any. The burden of production and persuasion is on the plaintiff, Kidder. Although it might be necessary for the court to hold a "mini-trial" to identify the last occurrence or event necessary to make the defendants' RICO claim or claims viable, as we noted in *Cohen*, that burden is "[in]sufficient to justify interference with the binding agreement of the parties [to arbitrate their claims]." 62 F.3d at 385.

IV. CONCLUSION

For the reasons set forth above, we VACATE the judgment of the district court and REMAND the case with the instruction that the district court make detailed findings of facts concerning the occurrence or event giving rise to defendants' RICO claim.


W
E
S
T
KEY NUMBER SYSTEM

UNITED STATES of America, Plaintiff–Appellee,

v.

Ralph James BUCHANAN, a.k.a. Vince Demarco, a.k.a. Daniel Gill, Defendant–Appellant.

No. 96–2996.

United States Court of Appeals, Eleventh Circuit.

December 22, 1997.

Defendant pleaded guilty in the United States District Court for the Middle District of Florida, No. 95–141–CR–T–25A, Henry L. Adams, Jr., J., to conspiring to possess and distribute methamphetamine and was sentenced to life imprisonment. Defendant appealed. The Court of Appeals held that defendant's waiver, in plea agreement, of his right to appeal sentence was enforceable because it was knowingly and voluntarily entered.

Appeal dismissed.

1. Criminal Law ⇐1026.10(2.1)

To ensure that waiver of right to appeal sentence is knowingly and voluntarily entered, and thus valid, district court must specifically question defendant concerning waiver during plea colloquy, unless it is otherwise clear from record that defendant understood significance of waiver. Fed.Rules Cr.Proc.Rule 11, 18 U.S.C.A.

2. Criminal Law ⇐1026.10(2.1)

Defendant's waiver, in plea agreement, of his right to appeal sentence was knowingly and voluntarily entered, where district court, through magistrate judge who was conducting plea colloquy, explained appeal waiver to defendant and questioned him concerning it, and colloquy established that defendant understood nature and extent of appeal waiver and agreed to it; thus, waiver was enforceable as to issues that fell within scope of waiver. Fed.Rules Cr.Proc.Rule 11, 18 U.S.C.A.

accordance with law." § 706(2)(A). Application of the APA standard of review here indicates that judicial review is predicated upon ATF's dispositive decision: the "arbitrary and capricious" test in its nature contemplates review of some action by another entity, rather than initial judgment of the court itself.

Second, both parts of the standard for granting relief point to ATF as the primary decisionmaker. Whether an applicant is "likely to act in a manner dangerous to public safety" presupposes an inquiry into that applicant's background—a function best performed by the Executive, which, unlike courts, is institutionally equipped for conducting a neutral, wide-ranging investigation. Similarly, the "public interest" standard calls for an inherently policy-based decision best left in the hands of an agency.

Third, the admission of additional evidence in district court proceedings is contemplated only in exceptional circumstances. See 18 U.S.C. § 925(c) (allowing, "in [district court's] discretion," admission of evidence where "failure to do so would result in a miscarriage of justice"). Congressional assignment of such a circumscribed role to a district court shows that the statute contemplates that a district court's determination will heavily rely on the record and the decision made by ATF. Indeed, the very use in § 925(c) of ⌊78the word "review" to describe a district court's responsibility in this statutory scheme signifies that a district court cannot grant relief on its own, absent an antecedent actual denial by ATF.

Accordingly, we hold that the absence of an actual denial of respondent's petition by ATF precludes judicial review under § 925(c), and therefore reverse the judgment of the Court of Appeals.

It is so ordered.


WEST
KEY NUMBER SYSTEM

537 U.S. 79, 154 L.Ed.2d 491

Karen HOWSAM, Individually and as Trustee for the E. Richard Howsam, Jr., Irrevocable Life Insurance Trust Dated May 14, 1982, Petitioner,

v.

DEAN WITTER REYNOLDS, INC.

No. 01–800.

Argued Oct. 9, 2002.

Decided Dec. 10, 2002.

Brokerage firm brought suit seeking to enjoin customer from arbitrating dispute with National Association of Securities Dealers (NASD). The United States District Court for the District of Colorado dismissed suit, but the Court of Appeals for the Tenth Circuit, Ebel, Circuit Judge, 261 F.3d 956, reversed. After granting certiorari, the United States Supreme Court, Justice Breyer, held that: (1) interpretation of NASD rule imposing six-year time limit for arbitration was a matter presumptively for the arbitrator, not for the court, abrogating *J.E. Liss & Co. v. Levin*, 201 F.3d 848, and (2) parties' contract did not call for judicial determination of whether arbitration was time-barred.

Reversed.

Justice Thomas filed an opinion concurring in the judgment.

Justice O'Connor did not participate.

1. Arbitration ⚷23.14

The question whether the parties have submitted a particular dispute to arbitration, i.e., the "question of arbitrability," is an issue for judicial determination unless the parties clearly and unmistakably provide otherwise.

2. Arbitration ⚷23.14

A gateway dispute about whether the parties are bound by a given arbitration clause raises a "question of arbitrability" for a court to decide; similarly, a disagreement about whether an arbitration clause in a concededly binding contract applies to a particular type of controversy is for the court.

3. Arbitration ⚖23.15

"Procedural" questions which grow out of the dispute and bear on its final disposition are presumptively not for the judge, but for an arbitrator, to decide; the presumption is that the arbitrator should decide allegations of waiver, delay, or a like defense to arbitrability.

4. Exchanges ⚖11(11.1)

Issue of whether arbitration of dispute between brokerage firm and its customer was time-barred under the National Association of Securities Dealers (NASD) Code of Arbitration Procedure was a gateway procedural dispute that did not present a "question of arbitrability," and thus interpretation of NASD time limit rule was a matter presumptively for the arbitrator, not for the court; NASD arbitrators were comparatively more expert about meaning of their own rule and better able to interpret and apply it; abrogating *J.E. Liss & Co. v. Levin*, 201 F.3d 848.

5. Exchanges ⚖11(11.1)

Contract between brokerage firm and its customer, which incorporated the National Association of Securities Dealers (NASD) Code of Arbitration Procedure, did not call for judicial determination of whether arbitration was time-barred under NASD arbitration time limit rule, although rule limited arbitration to "eligible" disputes, where rule's use of term "eligible" did not indicate parties' intent for time limit issue to be resolved by court prior to arbitration, since parties to an arbitration contract would normally expect a forum-based decisionmaker to decide forum-specific procedural gateway matters.

Syllabus *

Per respondent Dean Witter Reynolds, Inc.'s standard client agreement, petitioner Howsam chose to arbitrate her dispute with the company before the National Association of Securities Dealers (NASD). NASD's Code of Arbitration Procedure § 10304 states that no dispute "shall be eligible for submission ... where six (6) years have elapsed from the occurrence or event giving rise to the ... dispute." Dean Witter filed this suit, asking the Federal District Court to declare the dispute ineligible for arbitration because it was more than six years old and seeking an injunction to prohibit Howsam from proceeding in arbitration. The court dismissed the action, stating that the NASD arbitrator should interpret and apply the NASD rule. In reversing, the Tenth Circuit found that the rule's application presented a question of the underlying dispute's "arbitrability"; and the presumption is that a court will ordinarily decide an arbitrability question.

Held: An NASD arbitrator should apply the time limit rule to the underlying dispute. Pp. 591–593.

(a) "[A]rbitration is a matter of contract and a party cannot be required to submit to arbitration any dispute which he has not agreed so to submit." *Steelworkers v. Warrior & Gulf Nav. Co.*, 363 U.S. 574, 582, 80 S.Ct. 1347, 4 L.Ed.2d 1409. The question whether parties have submitted a particular dispute to arbitration, *i.e.*, the *"question of arbitrability,"* is "an issue for judicial determination [u]nless the parties clearly and unmistakably provide otherwise." *AT & T Technologies, Inc. v. Communications Workers*, 475 U.S. 643, 649, 106 S.Ct. 1415, 89 L.Ed.2d 648. The phrase "question of arbitrability" has a limited scope, applicable in the kind of narrow circumstance where contracting parties would likely have expected a court to have decided the gateway matter. But

* The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States v. Detroit Timber & Lumber Co.*, 200 U.S. 321, 337, 26 S.Ct. 282, 50 L.Ed. 499.

the phrase is *not* applicable in other kinds of general circumstance where parties would likely expect that an arbitrator would decide the question—" 'procedural' questions which grow out of the dispute and bear on its final disposition," *John Wiley & Sons, Inc. v. Livingston*, 376 U.S. 543, 557, 84 S.Ct. 909, 11 L.Ed.2d 898, and "allegation[s] of waiver, delay, or a like [80]defense to arbitrability," *Moses H. Cone Memorial Hospital v. Mercury Constr. Corp.*, 460 U.S. 1, 24–25, 103 S.Ct. 927, 74 L.Ed.2d 765. Following this precedent, the application of the NASD rule is not a "question of arbitrability" but an "aspec[t] of the [controversy] which called the grievance procedures into play." *John Wiley & Sons, Inc., supra*, at 559, 84 S.Ct. 909. NASD arbitrators, comparatively more expert about their own rule's meaning, are comparatively better able to interpret and to apply it. In the absence of any statement to the contrary in the arbitration agreement, it is reasonable to infer that the parties intended the agreement to reflect that understanding. And for the law to assume an expectation that aligns (1) decisionmaker with (2) comparative expertise will help better to secure the underlying controversy's fair and expeditious resolution. Pp. 591–593.

(b) Dean Witter's argument that, even without an antiarbitration presumption, the contracts call for judicial determination is unpersuasive. The word "eligible" in the NASD Code's time limit rule does not, as Dean Witter claims, indicate the parties' intent for the rule to be resolved by the court prior to arbitration. Parties to an arbitration contract would normally expect a forum-based decisionmaker to decide forum-specific procedural gateway matters, and any temptation here to place special antiarbitration weight on the word "eligible" in § 10304 is counterbalanced by the NASD rule that "arbitrators shall be empowered to interpret and determine the applicability" of all code provisions, § 10324. P. 593.

261 F.3d 956, reversed.

BREYER, J., delivered the opinion of the Court, in which REHNQUIST, C.J., and STEVENS, SCALIA, KENNEDY, SOUTER, and GINSBURG, JJ., joined. THOMAS, J., filed an opinion concurring in the judgment, *post*, p. 593. O'CONNOR, J., took no part in the consideration or decision of the case.

Alan C. Friedberg, Denver, CO, for petitioners.

Matthew D. Roberts, for the United States as amicus curiae, by special leave of the Court supporting the petitioners.

Kenneth W. Starr, Arlington, VA, for respondent.

For U.S. Supreme Court briefs, see:

2002 WL 1183196 (Pet.Brief)

2002 WL 1728503 (Resp.Brief)

2002 WL 1974415 (Reply.Brief)

[81]Justice BREYER delivered the opinion of the Court.

This case focuses upon an arbitration rule of the National Association of Securities Dealers (NASD). The rule states that no dispute "shall be eligible for submission to arbitration ... where six (6) years have elapsed from the occurrence or event giving rise to the ... dispute." NASD Code of Arbitration Procedure § 10304 (1984) (NASD Code or Code). We must decide whether a court or an NASD arbitrator should apply the rule to the underlying controversy. We conclude that the matter is for the arbitrator.

I

The underlying controversy arises out of investment advice that Dean Witter Reynolds, Inc. (Dean Witter), provided its client, Karen Howsam, when, some time between 1986 and 1994, it recommended that she buy and hold interests in four limited partnerships. Howsam says that Dean Witter misrepresented the virtues of the partnerships. The resulting controversy falls within their standard Client Service Agreement's arbitration clause, which provides:

"[A]ll controversies ... concerning or arising from ... any account ..., any transaction ..., or ... the construction, performance or breach of ... any ... agreement between us ... shall be determined by arbitration before any self-regulatory organization or exchange of which Dean Witter is a member." App. 6–7.

⌊82The agreement also provides that Howsam can select the arbitration forum. And Howsam chose arbitration before the NASD.

To obtain NASD arbitration, Howsam signed the NASD's Uniform Submission Agreement. That agreement specified that the "present matter in controversy" was submitted for arbitration "in accordance with" the NASD's "Code of Arbitration Procedure." *Id.*, at 24. And that Code contains the provision at issue here, a provision stating that no dispute "shall be eligible for submission ... where six (6) years have elapsed from the occurrence or event giving rise to the ... dispute." NASD Code § 10304.

After the Uniform Submission Agreement was executed, Dean Witter filed this lawsuit in Federal District Court. It asked the court to declare that the dispute was "ineligible for arbitration" because it was more than six years old. App. 45. And it sought an injunction that would prohibit Howsam from proceeding in arbitration. The District Court dismissed the action on the ground that the NASD arbitrator, not the court, should interpret and apply the NASD rule. The Court of Appeals for the Tenth Circuit, however, reversed. 261 F.3d 956 (2001). In its view, application of the NASD rule presented a question of the underlying dispute's "arbitrability"; and the presumption is that a court, not an arbitrator, will ordinarily decide an "arbitrability" question. See, *e.g.*, *First Options of Chicago, Inc. v. Kaplan*, 514 U.S. 938, 115 S.Ct. 1920, 131 L.Ed.2d 985 (1995).

The Courts of Appeals have reached different conclusions about whether a court or an arbitrator primarily should interpret and apply this particular NASD rule. Compare, *e.g.*, 261 F.3d 956 (C.A.10 2001) (case below) (holding that the question is for the court); *J.E. Liss & Co. v. Levin*, 201 F.3d 848, 851 (C.A.7 2000) (same), with *PaineWebber Inc. v. Elahi*, 87 F.3d 589 (C.A.1 1996) (holding that NASD § 15, currently § 10304, is presumptively for the arbitrator); *Smith Barney Shearson, Inc. v. Boone*, 47 F.3d 750 (C.A.5 1995) (same). We ⌊83granted Howsam's petition for certiorari to resolve this disagreement. And we now hold that the matter is for the arbitrator.

II

[1] This Court has determined that "arbitration is a matter of contract and a party cannot be required to submit to arbitration any dispute which he has not agreed so to submit." *Steelworkers v. Warrior & Gulf Nav. Co.*, 363 U.S. 574, 582, 80 S.Ct. 1347, 4 L.Ed.2d 1409 (1960); see also *First Options, supra*, at 942–943, 115 S.Ct. 1920. Although the Court has also long recognized and enforced a "liberal federal policy favoring arbitration agreements," *Moses H. Cone Memorial Hospital v. Mercury Constr. Corp.*, 460 U.S. 1, 24–25, 103 S.Ct. 927, 74 L.Ed.2d 765 (1983), it has made clear that there is an exception to this policy: The question whether the parties have submitted a particular dispute to arbitration, *i.e.*, the "*question of arbitrability*," is "an issue for judicial determination [u]nless the parties clearly and unmistakably provide otherwise." *AT & T Technologies, Inc. v. Communications Workers*, 475 U.S. 643, 649, 106 S.Ct. 1415, 89 L.Ed.2d 648 (1986) (emphasis added); *First Options, supra*, at 944, 115 S.Ct. 1920. We must decide here whether application of the NASD time limit provision falls into the scope of this last-mentioned interpretive rule.

Linguistically speaking, one might call any potentially dispositive gateway question a "question of arbitrability," for its answer will determine whether the underlying controversy will proceed to arbitration on the merits. The Court's case law, however, makes clear that, for purposes of applying the interpretive rule, the phrase "question of arbitrability" has a far more limited scope. See 514 U.S., at 942, 115 S.Ct. 1920. The Court has found the phrase applicable in the kind of narrow circumstance where contracting parties would likely have expected a court to have decided the gateway matter, where they are not likely to have thought that they had agreed that an arbitrator would do so, and, consequently, where reference of the gateway dispute to the court avoids the risk of ⊥84 forcing parties to arbitrate a matter that they may well not have agreed to arbitrate.

[2] Thus, a gateway dispute about whether the parties are bound by a given arbitration clause raises a "question of arbitrability" for a court to decide. See *id.*, at 943–946, 115 S.Ct. 1920 (holding that a court should decide whether the arbitration contract bound parties who did not sign the agreement); *John Wiley & Sons, Inc. v. Livingston*, 376 U.S. 543, 546–547, 84 S.Ct. 909, 11 L.Ed.2d 898 (1964) (holding that a court should decide whether an arbitration agreement survived a corporate merger and bound the resulting corporation). Similarly, a disagreement about whether an arbitration clause in a concededly binding contract applies to a particular type of controversy is for the court. See, *e.g., AT & T Technologies, supra*, at 651–652, 106 S.Ct. 1415 (holding that a court should decide whether a labor-management layoff controversy falls within the arbitration clause of a collective-bargaining agreement); *Atkinson v. Sinclair Refining Co.*, 370 U.S. 238, 241–243, 82 S.Ct. 1318, 8 L.Ed.2d 462 (1962) (holding that a court should decide whether a clause providing for arbitration of various "grievances" covers claims for damages for breach of a no-strike agreement).

[3] At the same time the Court has found the phrase "question of arbitrability" *not* applicable in other kinds of general circumstance where parties would likely expect that an arbitrator would decide the gateway matter. Thus " 'procedural' questions which grow out of the dispute and bear on its final disposition" are presumptively *not* for the judge, but for an arbitrator, to decide. *John Wiley, supra*, at 557, 84 S.Ct. 909 (holding that an arbitrator should decide whether the first two steps of a grievance procedure were completed, where these steps are prerequisites to arbitration). So, too, the presumption is that the arbitrator should decide "allegation[s] of waiver, delay, or a like defense to arbitrability." *Moses H. Cone Memorial Hospital, supra*, at 24–25, 103 S.Ct. 927. Indeed, the Revised Uniform Arbitration Act of 2000 (RUAA), seeking to "incorpo⊥85rate the holdings of the vast majority of state courts and the law that has developed under the [Federal Arbitration Act]," states that an "arbitrator shall decide whether a condition precedent to arbitrability has been fulfilled." RUAA § 6(c), and comment 2, 7 U.L.A. 12–13 (Supp. 2002). And the comments add that "in the absence of an agreement to the contrary, issues of substantive arbitrability ... are for a court to decide and issues of procedural arbitrability, *i.e.*, whether prerequisites such as *time limits*, notice, laches, estoppel, and other conditions precedent to an obligation to arbitrate have been met, are for the arbitrators to decide." *Id.*, § 6, comment 2, 7 U.L.A., at 13 (emphasis added).

[4] Following this precedent, we find that the applicability of the NASD time limit rule is a matter presumptively for the arbitrator, not for the judge. The time limit rule closely resembles the gateway questions that this Court has found not to be "questions of arbitrability." *E.g., Moses H. Cone Memorial Hospital, supra*, at

24–25, 103 S.Ct. 927 (referring to "waiver, delay, or a like defense"). Such a dispute seems an "aspec[t] of the [controversy] which called the grievance procedures into play." *John Wiley, supra,* at 559, 84 S.Ct. 909.

Moreover, the NASD arbitrators, comparatively more expert about the meaning of their own rule, are comparatively better able to interpret and to apply it. In the absence of any statement to the contrary in the arbitration agreement, it is reasonable to infer that the parties intended the agreement to reflect that understanding. Cf. *First Options,* 514 U.S., at 944–945, 115 S.Ct. 1920. And for the law to assume an expectation that aligns (1) decisionmaker with (2) comparative expertise will help better to secure a fair and expeditious resolution of the underlying controversy—a goal of arbitration systems and judicial systems alike.

We consequently conclude that the NASD's time limit rule falls within the class of gateway procedural disputes that do not present what our cases have called "questions of arbitrability."[86] And the strong pro-court presumption as to the parties' likely intent does not apply.

III

[5] Dean Witter argues that, in any event, *i.e.,* even without an antiarbitration presumption, we should interpret the contracts between the parties here as calling for judicial determination of the time limit matter. Howsam's execution of a Uniform Submission Agreement with the NASD in 1997 effectively incorporated the NASD Code into the parties' agreement. Dean Witter notes the Code's time limit rule uses the word "eligible." That word, in Dean Witter's view, indicates the parties' intent for the time limit rule to be resolved by the court prior to arbitration.

We do not see how that is so. For the reasons stated in Part II, *supra,* parties to an arbitration contract would normally expect a forum-based decisionmaker to decide forum-specific procedural gateway matters. And any temptation here to place special antiarbitration weight on the appearance of the word "eligible" in the NASD Code rule is counterbalanced by a different NASD rule; that rule states that "arbitrators shall be empowered to interpret and determine the applicability of all provisions under this Code." NASD Code § 10324.

Consequently, without the help of a special arbitration-disfavoring presumption, we cannot conclude that the parties intended to have a court, rather than an arbitrator, interpret and apply the NASD time limit rule. And as we held in Part II, *supra,* that presumption does not apply.

IV

For these reasons, the judgment of the Tenth Circuit is

Reversed.

Justice O'CONNOR took no part in the consideration or decision of this case.

[87]Justice THOMAS, concurring in the judgment.

As our precedents make clear and as the Court notes, arbitration is a matter of contract. *Ante,* at 591. In *Volt Information Sciences, Inc. v. Board of Trustees of Leland Stanford Junior Univ.,* 489 U.S. 468, 109 S.Ct. 1248, 103 L.Ed.2d 488 (1989), we held that under the Federal Arbitration Act courts must enforce private agreements to arbitrate just as they would ordinary contracts: in accordance with their terms. Under *Volt,* when an arbitration agreement contains a choice-of-law provision, that provision must be honored, and a court interpreting the agreement must follow the law of the jurisdiction selected by the parties. See *id.,* at 478–479, 109 S.Ct. 1248 (enforcing a choice-of-law provision that incorporated a state procedural rule concerning arbitration proceedings); see also *Mastrobuono v. Shearson Lehman Hutton, Inc.,* 514 U.S. 52, 67, 115 S.Ct. 1212, 131 L.Ed.2d 76

(1995) (THOMAS, J., dissenting) (concluding that the choice-of-law provision in question was indistinguishable from the one in *Volt* and, thus, should have been given effect). A straightforward application of these principles easily resolves the question presented in this case.

The agreement now before us provides that it "shall be construed and enforced in accordance with the laws of the State of New York." App. 6. Interpreting two agreements containing provisions virtually identical to the ones in dispute here, the New York Court of Appeals held that issues implicating § 15 (now § 10304) of the National Association of Securities Dealers Code of Arbitration Procedure are for arbitrators to decide. See *Smith Barney Shearson Inc. v. Sacharow,* 91 N.Y.2d 39, 666 N.Y.S.2d 990, 689 N.E.2d 884 (1997). Because the parties agreed to be bound by New York law and because *Volt* requires us to enforce their agreement, I would permit arbitrators to resolve the § 10304 issues that have arisen in this case, just as New York case law provides. The Court follows a different route to reach the same conclusion; accordingly, I concur only in the judgment.


KEY NUMBER SYSTEM

537 U.S. 88, 154 L.Ed.2d 501

Abu-Ali ABDUR'RAHMAN, Petitioner,

v.

Ricky BELL, Warden.

No. 01-9094.

Dec. 10, 2002.

Rehearing Denied Feb. 24, 2003.

See 537 U.S. 1227, 123 S.Ct. 1344.

For U.S. Supreme Court briefs, see:

2002 WL 1990756 (Pet.Brief)

2002 WL 31245989 (Resp.Brief)

2002 WL 31399631 (Reply.Brief)

2002 WL 31506883 (Resp.Supp.Brief)

[89]PER CURIAM.

The writ of certiorari is dismissed as improvidently granted.

Justice STEVENS, dissenting.

The Court's decision to dismiss the writ of certiorari as improvidently granted presumably is motivated, at least in part, by the view that the jurisdictional issues presented by this case do not admit of an easy resolution.[1] I do not share that view. Moreover, I believe we have an obligation to provide needed clarification concerning an important issue that has generated confusion among the federal courts, namely, the availability of Federal Rule of Civil Procedure 60(b) motions to challenge the integrity of final orders entered in habeas corpus proceedings. I therefore respectfully dissent from the Court's disposition of the case.

I

In 1988 the Tennessee Supreme Court affirmed petitioner's conviction and his death sentence. His attempts to obtain[90] postconviction relief in the state court system were unsuccessful. In 1996 he filed an application for a writ of habeas corpus in the Federal District Court advancing several constitutional claims, two of which raised difficult questions. The first challenged the competency of his trial counsel and the second made serious allegations of prosecutorial misconduct. After hearing extensive evidence on both claims, on April

1. On October 24, 2002, just two weeks before oral argument, the Court entered an order directing the parties to file supplemental briefs addressing these two questions: "Did the Sixth Circuit have jurisdiction to review the District Court's order, dated November 27, 2001, transferring petitioner's Rule 60(b) motion to the Sixth Circuit pursuant to 28 U.S.C. § 1631? Does this Court have jurisdiction to review the Sixth Circuit's order, dated February 11, 2002, denying leave to file a second habeas corpus petition?" *Ante,* p. 476.

the Commissioners' Court declaring the consolidation—as well as the election upon which it was based—were wholly void, as being violative of the express inhibition thus contained in R. S. Article 2744: 'Such district (that is, a county-line one) shall not be changed or abolished except by the consent of the commissioners court of each county having territory contained therein, and if such a district has outstanding bonds the same shall not be changed or abolished in any way until after such bonds are finally paid and discharged.'

"This holding is made upon a construction of the cited Article dealing with the powers of and limitations upon county-line school districts, as well as upon the authority of these two decisions: Lubbock County School Trustees v. Harral County Line Independent School Dist., Tex.Civ.App., 95 S.W.2d 204; County School Trustees of Runnels County v. State, Tex.Civ.App., 95 S.W.2d 1001, application for writ of error dismissed."

It is contended that the case of Woodson Independent School Dist. v. State, Tex.Civ.App., 130 S.W.2d 1038, supports appellees' contention that consent of the Commissioners' Court of Franklin County was not necessary to the proposed consolidation of Kinney Point Common School District lying wholly within Franklin County and the Talco Independent School District, a county-line district lying partly in Titus and partly in Franklin County. In that case "County Line Common School District No. 4", lying partly in Stephens County and partly in Throckmorton County and administered by Throckmorton County, was consolidated with Woodson Independent School District lying wholly within Throckmorton County, as the result of an election ordered by the County Judge of Throckmorton County, the returns canvassed and the results declared by the Commissioners' Court of Throckmorton County, without the consent of the County Judge, the Commissioners' Court, or the County Board of School Trustees of Stephens County. The consolidation was held valid upon the conclusion that the procedure followed was authorized by Article 2742b, Sec. 5b. But it does not appear from the opinion that the court's attention was called to the provisions of Article 2744 which forbids that a county-line district be "changed or abolished except by the consent of the commissioners court of each county having territory contained therein." On the other hand, it appears that in each of the cases where the court's attention was called to the provisions of Article 2744 they were applied.

In our opinion it is the sound doctrine to apply the provisions of Article 2744, requiring consent of the Commissioners' Court of each county having territory contained therein, to a proposed change of a county-line district whether such change be to add territory to or detach territory from such county-line district. And further, it is not thought to have been the legislative intent in the enactment of the statutes permitting consolidation of school districts, nor would such appear to be a sound policy, to authorize a common school district (as Kinney Point), or any school district, to effect a withdrawal of its territory for school purposes from its own county and attach same to territory of or controlled by another county, without consent of the governing bodies of both counties.

The judgment of the trial court will be reversed and the cause remanded.


KEY NUMBER SYSTEM

BLONDEAU v. SOMMER.

No. 10949.

Court of Civil Appeals of Texas. Galveston.

April 4, 1940.

Rehearing Denied April 25, 1940.

1. Limitation of actions ⟹28(1)

An action in tort for damages resulting from defendant's alleged acts of negligence and fraud, causing loss of sum sued for, is governed by two-year statute of limitation respecting actions for debt not evidenced by written contract. Rev.St.1925, art. 5526, subd. 4.

2. Limitation of actions ⟹55(1), 95(1)

Generally, statute of limitation commences to run against action for tort from time of breach of duty to plaintiff by defendant's wrongful or negligent act, even if plaintiff is ignorant of existence of his cause of action or damage was not sustained until after commission of tort. Rev.St.1925, art. 5526, subd. 4.

3. Limitation of actions ⟹55(2)

In negligence cases, statute of limitation runs from time of negligent act or omission. Rev.St.1925, art. 5526, subd. 4.

4. Limitation of actions ⟹99(1), 100(1, 11)

The statute of limitation governing action to recover damages for fraud begins to run when fraud is perpetrated or, if it is concealed, from time it is discovered or could have been discovered by exercise of reasonable diligence. Rev.St.1925, art. 5526, subd. 4.

5. Limitation of actions ⟹55(2)

In action by executrix of, and sole devisee under, her deceased mother's will, against decedent's brother, to recover sum alleged to have been lost through defendant's negligence and fraud in loaning of decedent's money to one who executed note therefor and transferred worthless collateral note, both of which were deposited by defendant in decedent's safety deposit box at bank, over seven years before filing of action, was barred by two-year statute of limitation, in absence of showing of fraud or proof that any facts were concealed from or not disclosed to decedent by defendant. Rev. St.1925, art. 5526, subd. 4.

Appeal from District Court, Washington County; John H. Tate, Judge.

Action by Mrs. Evelyn Blondeau and husband against John Sommer to recover a sum alleged to have been lost through defendant's negligence, fraud, and misrepresentation. Judgment for defendant, and named plaintiff appeals.

Affirmed.

Emmet Alpha, Jr., of Houston, and A. W. Hodde, of Brenham, for appellant.

Rosser Thomas, of Houston, and Julian E. Weisler, of Brenham, for appellee.

MONTEITH, Chief Justice.

This is an appeal in an action brought by appellant, Mrs. Evelyn Blondeau, joined pro forma by her husband, Earl Blondeau, as independent executrix and sole devisee under the will of her deceased mother, against appellee, John Sommer, to recover the sum of $10,000, with interest and attorney's fees, alleged to have been lost through the negligence, fraud, and misrepresentation of appellee.

Appellant alleged that the appellee was a brother of her deceased mother, Mrs. Bertha Summers, who died on March 2, 1935; that her mother was unable to read or write the English language, and that for many years prior to her death she had permitted appellee to manage her business affairs; that on February 4, 1928, while acting as the agent of his said sister, he had loaned $10,000 of her money to one R. E. Pennington and had accepted from Pennington his promissory note in said sum, payable to Mrs. Summers; that as security for said loan he had accepted from Pennington a note for the sum of $22,240, payable to Pennington and secured by a vendor's lien on 3829 acres of land in Webb County, Texas; that the lien securing said note was second and inferior to a then existing original vendor's lien on said land; that on June 6, 1933, appellee accepted a renewal note from Pennington in the sum of $11,200, representing the unpaid principal and interest on said loan at that time, to which was attached the original security; that such renewal note was not paid by Pennington and resulted in a total loss of said loan by reason of the fact that the note given as collateral security was worthless. Appellant alleged that said loss was caused by the negligence of appellee in making and securing said loan, and fraud on the part of appellee and Pennington.

Appellee answered by general denial and by plea of limitation, both by exception and by special answer. He specially pled that the loan to Pennington was made by Mrs. Summers upon her faith and belief in Pennington's financial ability; that he was solvent at the time said loan was made, and that he, appellee, signed his name and Mrs. Summers' name to the check of $10,000, payable to Pennington, at her request and by her direction.

In answer to special issues submitted, the jury found that R. E. Pennington was solvent at the time said loan was made to him and that appellee obtained security from him which appeared at the time reasonably proper and adequate. Based upon this verdict the court rendered judgment in favor of appellee.

While appellant has brought forward numerous assignments of error, as we view the record the question of limitation presented by appellee by cross-assignment raises the controlling question in the case and renders the remaining assignments immaterial.

The alleged acts of negligence complained of by appellant upon which she bases her claim for recovery transpired in February, 1928, on the occasion of the execution of said note by Pennington and the delivery to him by appellee of the check for $10,000. This suit was filed on May 18, 1935. A careful examination of the record fails to disclose any representation made to Mrs. Bertha Summers by appellee with respect to said loan or that any fact known to appellee in connection therewith was concealed from or not disclosed to her by him, and there is no showing in the record that Mrs. Summers was not familiar with all facts connected with said transaction. It is uncontroverted that the Pennington note and the collateral note by which it was secured were deposited by appellee in the safety deposit box maintained by Mrs. Summers at her bank immediately after the execution of said note. There is no record of any further connection by appellee with said note or security until June, 1933, when said renewal note was executed by Pennington.

The only issues submitted to the jury were those as to the solvency of Pennington and as to whether the security obtained by appellee was reasonably adequate and proper. No issues on the questions of fraud, misrepresentation or concealment were requested by appellant.

[1] Since this is an action in tort for damages resulting from alleged acts of negligence and fraud on the part of appellee, it is governed by the two-year statute of limitation, R.S. Article 5526, Subd. 4, which provides that all actions for debt, where the indebtedness is not evidenced by a contract in writing, shall be commenced and prosecuted within two years after the cause of action shall have accrued.

[2-4] As a general rule the statute of limitation commences to run on an action for tort from the time the duty owing to the plaintiff was breached by the wrongful or negligent act of the defendant, even though in some cases the plaintiff is ignorant of the existence of his cause of action, or although damage was not sustained until after the commission of the tort. In negligence cases the statute runs from the time of the negligent act or omission. 28 Tex.Jur., 182, § 90. In an action for damages for fraud limitation begins to run when the fraud is perpetrated, or, if the fraud is concealed, from the time it is discovered or could have been discovered by the exercise of reasonable diligence. 28 Tex.Jur., 124, 125, 153; American Indemnity Co. v. Ernst & Ernst, Tex.Civ.App., 106 S.W.2d 763; Gordon v. Rhodes & Daniel, 102 Tex. 300, 116 S.W. 40; Tuerpe et al. v. Saunders Live Stock Commission Co. et al., Tex.Civ.App., 259 S.W. 649.

It is stated by the Supreme Court in the case of Houston Waterworks Co. v. John Kennedy, 70 Tex. 233, 8 S.W. 36, 37, that: "If, however, the act of which the injury was the natural sequence was a legal injury,—by which is meant an injury giving cause of action by reason of its being an invasion of a plaintiff's right,—then, be the damage however slight, limitation will run from the time the wrongful act was committed, and will bar an action for any damages resulting from the act, although these may not have been fully developed until within a period less than necessary to complete the bar."

The rule is stated in 17 R.C.L., 763, § 129, that "* * * where an injury, though slight, is sustained in consequence of the wrongful or negligent act of another and the law affords a remedy therefor, the statute of limitations attaches at once. It is not material that all of the damages resulting from the act should have been sustained at that time and the running of the statute is not postponed by the fact that the actual or substantial damages do not occur until a later date. The act itself is regarded as the ground of the action and is not legally severable from its consequences." See also American Indemnity Co. v. Ernst & Ernst, supra, and cases therein cited.

[5] In the absence of a showing of fraud or proof that any facts were concealed from or not disclosed to Mrs. Bertha Summers by appellee, this cause having been filed more than seven years after the alleged commission of the acts complained of by appellant, it is clearly barred by limitation. The judgment of the trial court is therefore affirmed.

Affirmed.

March 11, 1994, we hold that fact issues exist concerning whether the charges were made pursuant to Texas Government Code section 552.261, and, therefore, we affirm that part of the court of appeals' judgment remanding those claims to the trial court for further proceedings. However, because the County failed to file a notice of appeal in the court of appeals, we reverse that part of the court of appeals' judgment remanding Trammel's claims and render judgment that Trammel's recover the bond service charges it paid during the two-year period preceding June 17, 1993.


WEST
KEY NUMBER SYSTEM

Mary Nelle STINE, Petitioner,

v.

William D. STEWART, Jr., Respondent.

No. 01–0896.

Supreme Court of Texas.

June 27, 2002.

Rehearing Denied Aug. 22, 2002.

Mother-in-law brought third-party beneficiary breach of contract claim against son-in-law, based on agreement incident to divorce in which daughter and son-in-law agreed to pay monies owed to mother-in-law from property sale proceeds. The 67th Judicial District Court, Tarrant County, Jon Barton, J., entered judgment for mother-in-law. Son-in-law appealed, and the Court of Appeals, Walker, J., 57 S.W.3d 94, reversed. Mother-in-law petitioned for review. The Supreme Court held that: (1) mother-in-law was a third-party creditor beneficiary to agreement; (2) agreement acknowledged debt owed under note to mother-in-law and thus created a new obligation; (3) two-year statute of limitations to enforce division of property did not apply.

Judgment of the Court of Appeals reversed and case remanded.

1. Contracts ⚷187(1)

A third party may recover on a contract made between other parties only if the parties intended to secure a benefit to that third party, and only if the contracting parties entered into the contract directly for the third party's benefit.

2. Contracts ⚷187(1)

A third party does not have a right to enforce a contract if she received only an incidental benefit.

3. Contracts ⚷187(1)

A court will not create a third-party beneficiary contract by implication; rather, an agreement must clearly and fully express an intent to confer a direct benefit to the third party.

4. Contracts ⚷143.5, 147(3)

To determine the parties' intent, courts must examine the entire agreement when interpreting a contract and give effect to all the contract's provisions so that none are rendered meaningless.

5. Contracts ⚷187(1)

To qualify as an intended third-party beneficiary, a party must show that she is either a "donee" or "creditor" beneficiary of the contract.

6. Contracts ⚷187(1)

An agreement benefits a "donee" beneficiary if, under the contract, the performance promised will, when rendered, come to him as a pure donation. Restatement (Second) of Contracts § 302(1)(b).

7. Contracts ⟹187(1)

An agreement benefits a "creditor" beneficiary if, under the agreement, that performance will come to him in satisfaction of a legal duty owed to him by the promisee; this duty may be an indebtedness, contractual obligation, or other legally enforceable commitment owed to the third party. Restatement (Second) of Contracts § 302(1)(a).

8. Contracts ⟹187(2)

Mother-in-law was a third-party creditor beneficiary to agreement incident to divorce, as agreement expressly required daughter and son-in-law to satisfy their existing obligation to repay mother-in-law for loan; agreement expressly provided that daughter and son-in-law intended to satisfy obligation to repay mother-in-law, agreement referred to monies owed as "the current principal sum of $50,000," agreement stated that son-in-law agreed to pay property sale net proceeds "with regard to the [promissory] note" to mother-in-law, and agreement provided that, if property sale net proceeds did not cover amount owed, remainder would be immediately due and payable from daughter and son-in-law, with each owing half.

9. Contracts ⟹187(1)

A third-party beneficiary does not have to show that the signatories executed the contract solely to benefit her as a non-contracting party; rather, the focus is on whether the contracting parties intended, at least in part, to discharge an obligation owed to the third party.

10. Limitation of Actions ⟹148(3)

Agreement incident to divorce acknowledged the debt owed under promissory note to mother-in-law and thus created a new obligation; agreement expressly provided that son-in-law would pay property sale proceeds to mother-in-law and that daughter and son-in-law would pay any debt remaining, and agreement specified the amount owed. V.T.C.A., Civil Practice & Remedies Code § 16.065.

11. Limitation of Actions ⟹145(1), 146(1)

To show that an agreement acknowledges a debt, such that a new obligation is created for purposes of a statute of limitation, agreement must: (1) be in writing and signed by the party to be charged, (2) contain an unequivocal acknowledgment of the justness or the existence of the particular obligation, and (3) refer to the obligation and express a willingness to honor that obligation. V.T.C.A., Civil Practice & Remedies Code § 16.065.

12. Limitation of Actions ⟹150(4)

To show that an agreement acknowledges a debt, such that a new obligation is created for purposes of a statute of limitation, the amount of the obligation the acknowledgment describes must be susceptible of ready ascertainment. V.T.C.A., Civil Practice & Remedies Code § 16.065.

13. Limitation of Actions ⟹21(6)

Family Code's two-year statute of limitations to enforce the division of property did not apply to bar mother-in-law's third-party beneficiary breach of contract claim against son-in-law for breach of agreement incident to divorce to repay mother-in-law under promissory note, as suit for breach of agreement was not a suit to enforce the division of property, and thus four-year statute for breach of contract applied. V.T.C.A., Family Code § 9.003(b); V.T.C.A., Civil Practice & Remedies Code § 16.051.

14. Limitation of Actions ⟹46(6)

Breach of contract claim accrues when the contract is breached.

15. Limitation of Actions ⟹46(6)

Mother-in-law's third-party beneficiary breach of contract claim, based on agreement incident to divorce in which daughter and son-in-law agreed to pay monies owed to mother-in-law from property sale proceeds, accrued at the earliest on date when property was sold. V.T.C.A., Civil Practice & Remedies Code § 16.051.

Tim G. Sralla, Taylor Olson Adkins Sralla & Elam, Fort Worth, for Petitioner.

Geffrey William Anderson, Edward Compere Lange, Howell Dorman Anderson Berg & Smyer, Cary Dorman, Howell Dorman Loyd Sams & Lane, P.C., E. Glenn Gidel, Fort Worth, for Respondent.

PER CURIAM.

Mary Nelle Stine brought a third-party beneficiary breach of contract claim against William Stewart, her former son-in-law, for refusing to pay Stine the proceeds from the sale of property as required under an Agreement Incident to Divorce. The issue is whether Stine was an intended third-party beneficiary of the agreement. The trial court concluded that Stine was an intended third-party beneficiary under the agreement's terms and rendered judgment for Stine. The court of appeals concluded that Stine was only an incidental beneficiary and reversed the trial court's judgment. 57 S.W.3d 94, 104. We hold that Stine was an intended third-party beneficiary of the agreement. Accordingly, we reverse the court of appeals' judgment and remand this case to the trial court to render judgment consistent with this opinion.

On April 26, 1984, Stine loaned her daughter and son-in-law Stewart $100,000 to purchase a home. In return, the Stewarts jointly executed a promissory note for $100,000, payable on demand to Stine. The note required interest payments at a floating rate adjusted every six months to one percent below the prime rate. It also required the Stewarts to pay the interest on the first of each month as it accrued on the unpaid principal. The Stewarts did not give a security interest or mortgage to secure the note. The Stewarts eventually paid $50,000 on the note, leaving $50,000, together with unpaid accrued interest, due.

The Stewarts divorced on October 2, 1992. The couple executed an Agreement Incident to Divorce on October 1, 1992, which disposed of marital property, including the home the agreement identifies as the Lago Vista property. The agreement provides that Stewart could lease the house, but if Stewart sold it, he agreed that "any monies owing to [Stine] are to be paid in the current principal sum of $50,000.00." The agreement further states:

> The parties agree that with regard to the note to Mary Nelle Stine, after application of the proceeds of the [Lago Vista property], if there are any amounts owing to [Stine] the remaining balance owing to her will be appropriated 50% to NANCY KAREN STEWART and 50% to WILLIAM DEAN STEWART, JR. and said 50% from each party will be due and payable upon the determination that the proceeds from the sale of said residence are not sufficient to repay said $50,000.00 in full.

Stine did not sign the agreement.

On November 17, 1995, Stewart sold the Lago Vista property for $125,000, leaving $6,820.21 in net proceeds. Stewart did not pay these proceeds to Stine and did not make any further payments on the $50,000 principal. Consequently, on July 27, 1998, Stine sued Stewart for breaching the agreement. On March 26, 1999, Stine amended her petition to add a claim that the agreement acknowledged the existing debt that Stewart owed her under the note.

After a bench trial, the trial court concluded that Stine was an intended third-party beneficiary of the agreement and that Stewart breached the agreement when he refused to pay Stine as the agreement required. The trial court awarded Stine $28,410 in damages, as well as prejudgment interest and attorneys' fees, from Stewart.

The court of appeals reversed the judgment and rendered judgment for Stewart. 57 S.W.3d at 104. The court of appeals concluded that, because the agreement does not show that the Stewarts intended to confer a gift to Stine, Stine was not an intended third-party donee beneficiary of the agreement. 57 S.W.3d at 102. Additionally, the court of appeals concluded that Stine was not an intended third-party creditor beneficiary of the agreement. 57 S.W.3d at 102. This was because limitations had run on the note before Stewart executed the agreement, and thus Stewart did not owe a legal duty to Stine to repay the note. 57 S.W.3d at 101. In concluding that the agreement did not clearly show the parties' intent to satisfy an existing legal obligation, the court of appeals cited language from the agreement and determined the agreement "simply allocated responsibility for a debt, if it existed, between Stewart and his former wife." 57 S.W.3d at 102. Finally, the court of appeals held that the agreement does not clearly and unequivocally acknowledge the debt owed to Stine and, therefore, does not "express Stewart's willingness to pay any debt." 57 S.W.3d at 103.

[1–4] A third party may recover on a contract made between other parties only if the parties intended to secure a benefit to that third party, and only if the contracting parties entered into the contract directly for the third party's benefit. *MCI Telecomms. Corp. v. Texas Util. Elec. Co.*, 995 S.W.2d 647, 651 (Tex.1999). A third party does not have a right to enforce the contract if she received only an incidental benefit. *MCI*, 995 S.W.2d at 651. "A court will not create a third-party beneficiary contract by implication." *MCI*, 995 S.W.2d at 651. Rather, an agreement must clearly and fully express an intent to confer a direct benefit to the third party. *MCI*, 995 S.W.2d at 651. To determine the parties' intent, courts must examine the entire agreement when interpreting a contract and give effect to all the contract's provisions so that none are rendered meaningless. *MCI*, 995 S.W.2d at 652.

[5–7] To qualify as an intended third-party beneficiary, a party must show that she is either a "donee" or "creditor" beneficiary of the contract. *MCI*, 995 S.W.2d at 651. An agreement benefits a "donee" beneficiary if, under the contract, "the performance promised will, when rendered, come to him as a pure donation." *MCI*, 995 S.W.2d at 651; *see also* Restatement (Second) of Contracts § 302(1)(b). In contrast, an agreement benefits a "creditor" beneficiary if, under the agreement, "that performance will come to him in satisfaction of a legal duty owed to him by the promisee." *MCI*, 995 S.W.2d at 651; *see also* Restatement (Second) of Contracts § 302(1)(a). This duty may be an indebtedness, contractual obligation or other legally enforceable commitment owed to the third party. *See MCI*, 995 S.W.2d at 651.

Stine contends that she has standing to sue for breach of the agreement as a third-party beneficiary, because the Stewarts intended to secure a benefit to her—that is, the payment of the remaining balance under the note. Stine also argues that whether or not limitations expired on enforcing the note, she was still a third-party creditor beneficiary because the debt remained an existing, legal obligation. Moreover, Stine contends, the agreement "acknowledges" the $50,000 debt owed to her because it recognizes that the note exists and requires the Stewarts to pay any amounts due under the note when Stewart sells the Lago Vista property. Additionally, Stine asserts that the Family Code's two-year limitations period did not bar her suit for breach of the agreement, because her claim falls under the general four-year statute of limitations for breach of contract.

Stewart responds that Stine does not have standing to sue under the agreement, because she is only an incidental beneficiary. Stewart argues that the agreement was not entered into directly and primarily for Stine's benefit, and the agreement does not fully and clearly express the intent to confer a benefit to Stine. Furthermore, Stewart asserts that, because limitations barred any action on the note when the Stewarts executed the agreement, the Stewarts did not owe Stine a legal duty. Thus, Stewart argues, Stine is not a third-party creditor beneficiary under the agreement. Moreover, Stewart contends that the agreement does not acknowledge the original note, because it does not contain unequivocal language that revives the expired debt. Finally, Stewart asserts that the Family Code's two-year limitations provision bars Stine from stating any claim against him for breaching the agreement. *See* TEX. FAM.CODE § 9.003(b).

[8] We agree with the court of appeals' determination that Stine was not an intended third-party donee beneficiary of the agreement. *See MCI,* 995 S.W.2d at 651. But, we conclude that Stine is a third-party creditor beneficiary. The agreement expressly provides that the Stewarts intended to satisfy an obligation to repay Stine the $50,000 that the Stewarts owed her. Specifically, the agreement refers to the monies owed to Stine as "the current principal sum of $50,000." Then, the agreement states that Stewart agreed to pay the property sale net proceeds "with regard to the note" to Stine. The agreement further provides that, if the property sale net proceeds did not cover the amount owed to Stine, the remainder would be immediately due and payable from the Stewarts, with each owing one half. Thus, the agreement expressly requires the Stewarts to satisfy their existing obligation to pay Stine. *See MCI,* 995 S.W.2d at 651.

In determining if Stine was a third-party creditor beneficiary, the court of appeals should have examined the entire agreement and given effect to all its provisions. *See MCI,* 995 S.W.2d at 652. For example, the court of appeals determined that the Stewarts' agreeing to pay the net proceeds from the Lago Vista property sale for "any monies owing to Mary Nelle Stine" did not unequivocally show that the Stewarts intended to award Stine "a sum-certain monetary recovery." 57 S.W.3d at 102. This analysis ignores the agreement's other language that explicitly refers to the note, the remaining $50,000 principal the Stewarts owed Stine, and the net sale proceeds from the Lago Vista property applying to satisfy this debt.

Likewise, the court of appeals determined that the phrase "if there are any amounts owing" does not clearly show that the Stewarts intended to pay a debt. 57 S.W.3d at 102. However, this analysis ignores the statement's context. The entire clause reads:

> The parties agree that with regard to the note to Mary Nelle Stine, *after application of the proceeds* of the residence at 6513 Lago Vista, Fort Worth,

> Texas, if there are any amounts owing to Mary Nelle Stine the remaining balance owing to her will be appropriated 50% to NANCY KAREN STEWART and 50% to WILLIAM DEAN STEWART, JR. and said 50% from each party will be due and payable upon the determination that the proceeds from the sale of said residence are not sufficient to repay said $50,000.00 in full.

(emphasis added). The clause as a whole shows that Stewart agreed to pay one-half of the remaining debt if, after applying the net proceeds from the Lago Vista property sale, the Stewarts still owed any of the $50,000 due.

This case is not like *Brown v. Fullenweider*, 52 S.W.3d 169 (Tex.2001), as Stewart claims. In *Brown*, we held that an attorney could not sue to recover fees under an agreement incident to divorce, because the agreement in that case "merely allocated responsibility for any such fees as part of the division of their marital estate." 52 S.W.3d at 170. Unlike *Brown*, the parties in this case did not simply list the obligation to Stine and then agree to allocate it along with any other assets and liabilities. Rather, as previously discussed, the agreement specifically requires Stewart to use the net proceeds from the Lago Vista property sale, and then, if the Lago Vista property sale proceeds do not pay the debt, the Stewarts must each pay fifty percent of the remaining debt. Notably, the Stewarts did not make similar promises to pay other third-party creditors listed in the agreement. *Cf. Brown*, 52 S.W.3d at 170 (because the agreement allocated responsibility for all the parties' obligations without distinction, no creditor could sue as a third-party beneficiary).

[9] Furthermore, contrary to Stewart's argument, a third-party beneficiary does not have to show that the signatories executed the contract *solely* to benefit her as a non-contracting party. Rather, the focus is on whether the contracting parties intended, at least in part, to discharge an obligation owed to the third party. *See MCI*, 995 S.W.2d at 651. Here, the entire agreement is obviously not for Stine's sole benefit. However, certain provisions in the agreement expressly state the Stewarts' intent to pay Stine the money due to her.

[10–12] We also conclude that the agreement acknowledged the debt owed under the note and thus created a new obligation. To show that an agreement acknowledges a debt, the Civil Practices & Remedies Code provides:

> An acknowledgment of the justness of a claim that appears to be barred by limitations is not admissible in evidence to defeat the law of limitations if made after the time that the claim is due unless the acknowledgment is in writing and is signed by the party to be charged.

TEX. CIV. PRAC. & REM.CODE § 16.065. Texas courts have consistently interpreted this statute to require that an agreement: 1) be in writing and signed by the party to be charged; 2) contain an unequivocal acknowledgment of the justness or the existence of the particular obligation; and 3) refer to the obligation and express a willingness to honor that obligation. *See, e.g., Bright & Co. v. Holbein Family Mineral Trust*, 995 S.W.2d 742, 745 (Tex.App.-San Antonio 1999, pet. denied); *Andrews v. Cohen*, 664 S.W.2d 826, 828–29 (Tex.App.-Tyler 1984, writ ref'd n.r.e.); *Stefek v. Helvey*, 601 S.W.2d 168, 171 (Tex.Civ.App.-Corpus Christi 1980, writ ref'd n.r.e.); *Ginsberg v. Leal*, 462 S.W.2d 110, 111 (Tex.Civ.App.-Waco 1970, writ ref'd n.r.e.); *Miller v. Thomas*, 226 S.W.2d 149, 152 (Tex.Civ.App.-Amarillo 1949, writ ref'd). Additionally, the amount of the obligation the acknowledgment describes must be "susceptible of ready ascertainment." *Stefek*, 601 S.W.2d at 171. If an agreement meets these acknowledgment requirements, a party may sue for breach of that agreement. *See Siegel v. McGavock Drilling Co.*, 530 S.W.2d 894, 896 (Tex.Civ. App.-Amarillo 1975, writ ref'd n.r.e.).

Here, the agreement expressly provides that Stewart will pay the Lago Vista sale proceeds to Stine and that the Stewarts will pay any debt remaining. In executing the agreement with this express language, Stewart acknowledged that the debt existed, recognized that the obligation was just, and expressed a willingness to honor the obligation. The agreement refers to Stine as the creditor with respect to the unpaid $50,000 principal, expresses how and when Stewart must satisfy the obligation, and specifies the amount Stewart owed to her. Accordingly, the agreement meets the statutory prerequisites for an acknowledgment. *See Bright*, 995 S.W.2d at 745; *Andrews*, 664 S.W.2d at 828–29; *Stefek*, 601 S.W.2d at 171; *Ginsberg*, 462 S.W.2d at 111; *Miller*, 226 S.W.2d at 152. Consequently, the Stewarts contracted in the agreement to satisfy the obligation, and Stine may now sue for Stewart's breaching the promise to pay that obligation. *See Siegel*, 530 S.W.2d at 896.

[13] Finally, the Family Code's two-year statute of limitations does not apply to bar Stine's third-party beneficiary breach of contract claim, as Stewart contends. The Family Code section Stewart relies upon states: "A suit to enforce the division of future property not in existence at the time of the original decree must be filed before the second anniversary of the date the right to the property matures or accrues or the decree becomes final, whichever date is later, or the suit is barred." TEX. FAM.CODE § 9.003(b).

[14, 15] But Stine's suit for breach of the agreement is not a suit to enforce the "division of property." *See Brown*, 52 S.W.3d at 170–71 (noting that a similar Family Code provision dealt only with the enforcement of property division). Rather, Stine's claim is that Stewart breached the agreement, which, among other things, requires Stewart to pay Stine after the Lago Vista property sells. Therefore, the general four-year statute of limitations for breach of contract applies. *See* TEX. CIV. PRAC. & REM.CODE § 16.051; *see also City of Houston v. Moody*, 572 S.W.2d 13, 16 (Tex.Civ.App.-Houston [1st Dist.] 1978, writ ref'd n.r.e.) (four-year statute of limitations governs acknowledgments, which are new contractual promises to pay). A party asserting a breach of contract claim must sue no later than four years after the day the claim accrues. TEX. CIV. PRAC. & REM.CODE § 16.051. It is well-settled law that a breach of contract claim accrues when the contract is breached. *See Smith v. Fairbanks, Morse & Co.*, 101 Tex. 24, 102 S.W. 908, 909 (1907). Here, the earliest date on which Stewart could have breached his promise to pay Stine was on November 17, 1995, the date when the Lago Vista property sold. Stine sued Stewart on July 27, 1998, and amended her petition on March 26, 1999, less than four years after this occurred. Thus, applying the general four-year statute of limitations to Stine's claims, Stine timely filed suit. *See* TEX. CIV. PRAC. & REM.CODE § 16.051.

The agreement's language clearly shows that Stewart intended to secure a benefit to Stine as a third-party creditor beneficiary. The agreement also acknowledges the existence of a legal obligation owed to Stine and thus revives it as an enforceable obligation. Consequently, Stewart breached the agreement when he refused to pay Stine the money owed to her as the agreement requires. Moreover, Stine timely filed her third-party beneficiary breach of contract claim within the general four-year limitations period. Accordingly, we reverse the court of appeals' judgment and remand this case to the trial court to render judgment consistent with this opinion. *See* TEX.R.APP. P. 59.1.


KEY NUMBER SYSTEM

TEXAS DISPOSAL SYSTEMS, INC., Petitioner,

v.

Albert PEREZ, Jose Maldonado, and Raul Gutierrez, Respondents.

No. 01-0835.

Supreme Court of Texas.

June 27, 2002.

Rehearing Denied Aug. 22, 2002.

Employer brought action against former employees after former employees allegedly violated their covenants not to compete contained in their employment contracts. The 285th Judicial District Court, Bexar County, David Berchelmann, Jr., J., enjoined former employees from engaging in certain activities, reformed the covenants, and awarded employer attorney fees. Former employees appealed award of attorney fees. The Court of Appeals, Rickhoff, J., 53 S.W.3d 480, affirmed in part and reversed and rendered in part, and employer appealed. The Supreme Court held that case would be remanded because, although Court of Appeals had concluded that employer was not entitled to attorney fees under Covenant Not to Compete Act, the Court of Appeals had not considered the alternative basis that employer had asserted to support attorney fee award, namely that employer was entitled to fees under statute providing that person may recover attorney fees if claim is for rendered services.

Reversed and remanded.

Appeal and Error ⇐1178(1), 1182

Employer's action against its former employees for violating their non-compete covenants would be remanded because, although Court of Appeals had concluded that employer was not entitled to attorney fees under Covenant Not to Compete Act, the Court of Appeals had not considered the alternative basis that employer had asserted to support attorney fee award, namely that employer was entitled to fees under statute providing that person may recover attorney fees if claim is for rendered services; rule required Court to hand down a written opinion that addressed every issue raised and necessary to final disposition of the appeal. V.T.C.A., Civil Practice & Remedies Code § 38.001; V.T.C.A., Bus. & C. § 15.51; Rules App.Proc., Rule 47.1.

Lawrence D. Smith, Ogletree, Deakins, Nash, Smoak & Stewart, PC, Mark G. Sessions, Holland & Knight, San Antonio, for Petitioner.

Rosemarie Kanusky, Jeffrey Lee Bryan, W. Wendell Hall, San Antonio, Robert M. Moore, Houston, Fulbright & Jaworski, Scott R. McLaughlin, Houston, for Respondents.

PER CURIAM.

Texas Disposal Systems, Inc. (TDS) sued its former employees, Albert Perez, Jose Maldonado, and Raul Gutierrez, for violating covenants not to compete contained in their employment contracts.

IN THE SUPREME COURT OF TEXAS

No. 02-1010

NATIONAL WESTERN LIFE INSURANCE CO., PETITIONER,

v.

ELLA MAE ROWE, INDIVIDUALLY
AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED,
RESPONDENT

ON PETITION FOR REVIEW FROM THE
COURT OF APPEALS FOR THE THIRD DISTRICT OF TEXAS

PER CURIAM

JUSTICE JOHNSON did not participate in the decision.

The trial court certified a nationwide class, and the court of appeals affirmed.[1] Because the trial court did not conduct the rigorous analysis of the issues to be tried that we required in *Southwestern Refining Co. v. Bernal*,[2] we reverse the court of appeals' judgment and remand the case to the trial court.

Since 1965, National Western Life Insurance Co. has sold child riders on life insurance policies. Each rider provided life insurance in $1,000 increments up to $5,000 for children listed in

[1] 86 S.W.3d 285 (Tex. App.—Austin 2002).

[2] 22 S.W.3d 425 (Tex. 2000).

the application and any others thereafter born to or adopted by the applicant. Post-application children were covered without proof of insurability and without any obligation on the insured parent to notify National Western of their existence. Generally, coverage ceased when a child reached age 25, or the parent died, or the policy was no longer in effect.

National Western did not notify an insured parent when every child listed in the application was over 25. That occurrence would have been irrelevant if the parent had had a subsequent child because coverage under the child rider would have continued for that child. National Western continued to bill the insured parent for the child rider, leaving it to the parent to stop paying when he or she no longer had, or intended to have, a child under 25. Most of the riders, but not all, contained the following provision or one like it:

> Premiums are not due for this rider after it has stopped. If we accept a premium after termination, it does not mean that we are liable for benefits under this rider or that we waive the termination. We will refund any premiums so accepted.

Without contacting an insured, which it did not do, National Western had no way of knowing whether an insured was still paying for a child rider that no longer afforded coverage the parent desired. It refunded overpayments only on request. Over the years, it received only ten such requests. However, 81% of the policies lapsed, and the record before us contains no indication of the probable total amount of overpayments National Western received for child riders.

In 1977, Ella Mae Rowe bought a $15,000 life insurance policy with a $5,000 child rider covering her two children, the younger of whom was 7. She had no other children. After her younger child turned 25 in 1995, she continued to pay the child rider premium of $30 annually. In March 2000, she sued National Western on behalf of all its similarly situated policyholders for breach of contract, fraud, negligent misrepresentation, violations of the Texas Deceptive Trade Practices–Consumer Protection Act,[3] violations of article 21.21 of the Texas Insurance Code,[4] unjust enrichment, and a constructive trust. The gist of her complaint is that National Western designed the child rider so that policyholders likely would not notice that they no longer had coverage and would continue to make premium payments anyway. Rowe claims actual damages equal to the overpayments, plus statutory and punitive damages.

The trial court certified a nationwide, opt-out class of "[a]ll purchasers, who were residents of the United States at the time of purchase, of . . . NWL child riders [on specified forms] issued from June 15, 1965 to the date of this Order [June 22, 2001]." The court found that this group would include over 12,000 persons resident in 41 states. The court's order excepts from the class "[o]wners of active child riders who have children under 25 years of age as of the date of this Order, as listed on the policy application forms". In its findings, the court stated that class notice will instruct a recipient to fill out and return an attached form if he or she had post-application children or wanted to retain coverage. The form states that a failure to return it may result in a presumption that the recipient had no post-application children and, for active policyholders, in termination of their child rider coverage. The court's findings do not explain why a recipient's inaction should warrant such a presumption. The findings add: "On damages, it is expected that most of the damage calculation would be provided by expert testimony." The findings do not explain how this calculation would

[3] TEX. BUS. & COM. CODE §§ 17.41-.63.

[4] TEX. INS. CODE art. 21.21.

be made without determining whether or at what point policyholders no longer wanted child rider coverage.

National Western pleaded limitations as a defense, and Rowe pleaded the discovery rule and fraudulent concealment. The trial court found that the discovery rule issues could be tried by asking the jury to "decide when a reasonable policyholder had met the discovery rule test and the fraudulent concealment test." The court did not explain whether or how individual issues related to limitations will be determined. The court did conclude, however, that persons with policies terminated prior to January 1, 1980 should be excluded from the class because of "the increasing difficulty of locating policyholders, the further back the Class definition is extended". The findings do not explain the court's choice of that date.

The trial court concluded that Texas law should apply to all claims of all class members, essentially because National Western's activities are centered in Texas. The court does not appear to have considered whether laws in states in which class members reside would provide them greater relief, or whether those states have a particular interest in the claims being made, especially considering a state's interest in regulating the business of insurance as reflected in section 192 of the *Restatement of Conflict of Laws (Second)*, which states:

> The validity of a life insurance contract issued to the insured upon his application and the rights created thereby are determined, in the absence of an effective choice of law by the insured in his application, by the local law of the state where the insured was domiciled at the time the policy was applied for, unless, with respect to the particular issue, some other state has a more significant relationship under the principles stated

in § 6 to the transaction and the parties, in which event the local law of the other state will be applied.[5]

The trial court did not explain how it planned to dispose of issues of reliance with respect to claims in which reliance is an element.

The court of appeals affirmed the class certification.[6] In so doing, it stated: "We view the evidence in the light most favorable to the trial court's action, entertaining every presumption that favors its judgment."[7] In *Henry Schein, Inc. v. Stromboe*,[8] we held that this deferential standard of review, both as stated and as applied, conflicted with the requirement in *Southwestern Refining Co. v. Bernal*[9] that "actual, not presumed, conformance with [Rule 42 of the Texas Rules of Civil Procedure] remains . . . indispensable."[10] This conflict, which gave us jurisdiction over the interlocutory appeal from a class certification order in *Schein*, likewise gives us jurisdiction in the present case.[11]

---

[5] RESTATEMENT (SECOND) OF CONFLICT OF LAWS § 192 (1971).

[6] 86 S.W.3d 285 (Tex. App.—Austin 2002).

[7] *Id.* at 293.

[8] 102 S.W.3d 675 (Tex. 2002).

[9] 22 S.W.3d 425 (Tex. 2000).

[10] *Schein*, 102 S.W.3d at 690, *citing Bernal*, 22 S.W.3d at 434-435 (citations omitted).

[11] *See* TEX. GOV'T CODE §§ 22.001(a)(2), 22.225(b)(3), (c); *Schein*,102 S.W.3d at 687-688. *Cf.* Act of June 11, 2003, 78th Leg., R.S., ch. 204, §§ 1.05, 23.02(a) and (d), 2003 Tex. Gen. Laws 850, 898-899 (providing that House Bill 4's amendments to jurisdictional provisions do not apply in this case because the petition for review was filed before the amendments 'effective date); *Compaq Computer Corp. v. Lapray*, 135 S.W.3d 657, 662 n.4 (Tex. 2004) (noting that the 2003 amendments did not apply).

The trial court did not perform the rigorous analysis required by *Bernal* to determine whether class action requirements have been met in this case. The court did not explain why a policyholder's failure to respond to class notice should give rise to a presumption that the policyholder has no child under 25 and no longer desires child rider coverage, given that a common response to class action notices is to ignore them. The court stated that policyholders with children under 25 or still desiring child rider coverage "will be allowed to exclude themselves from the Class" at the end when proofs of claim must be submitted. But the trial court excepted such policyholders from the class definition, so it is not clear how the exclusion process is intended to work. The court gave no meaningful explanation for how it would try damages, actual and punitive; limitations issues, including discovery rule[12] and fraudulent concealment issues; and reliance, in causes of action for which reliance is an element.[13] The court did not explain why, given the number of individual issues, it determined that common issues predominate. The court did not explain why class members in another state should not have the benefit of that state's law.[14] Finally, the court did not analyze whether, given the difficulties of proceeding with a nationwide class, many of whose members' claims predate the applicable limitations period by as much as 18 years, a class action is a superior means for resolving the dispute.

---

[12] *See Rhone-Poulenc, Inc. v. Steel*, 997 S.W.2d 217, 223 n.3 (Tex. 1999) ("The party seeking the benefit of the discovery rule to avoid limitations has the burden of pleading and proving the discovery rule in a trial on the merits.")

[13] *See Schein*, 102 S.W.3d at 693-694; *Compaq*, 135 S.W.3d at 675-677.

[14] *See Schein*, 102 S.W.3d at 695-699; *Compaq*, 135 S.W.3d at 671-674.

Accordingly, we reverse the judgment of the court of appeals and without hearing oral argument,[15] remand the case to the trial court for further proceedings.

Opinion delivered: May 13, 2005

---

[15] *See* TEX. R. APP. P. 59.1.

William E. TWYMAN, Appellant,

v.

Sheila Kay TWYMAN, Appellee.

No. 3-88-095-CV.

Court of Appeals of Texas,
Austin.

May 23, 1990.

Rehearing Overruled June 27, 1990.

Wife filed suit for divorce and for negligent infliction of emotional distress against husband. The 353rd Judicial District Court, Travis County, B.F. Coker, J., rendered judgment dissolving a marriage, dividing marital estate, awarding conservatorship of children, ordering child support and awarding wife $15,000 plus interest for tort claim. Husband appealed from judgment on tort claim. The Court of Appeals, Gammage, J., held that: (1) tolling concept of continuing tort was properly applied to husband's course of conduct; (2) tort action was not barred by two-year statute of limitations; (3) evidence was sufficient to support finding of mental anguish; and (4) interspousal immunity did not bar separate cause of action for negligent infliction of emotional distress in divorce suit.

Affirmed.

1. Limitation of Actions ⇐55(6)

Tolling concept of continuing tort was properly applied to divorced wife's claim against her former husband for negligent infliction of emotional distress based on husband's continuing course of conduct of attempting to coerce wife to join in his practices of "bondage" by continually asserting that their marriage could be saved only by wife's participation in "bondage" activities.

2. Limitation of Actions ⇐55(6)

In a continuing tort case, the cause of action is not complete and does not accrue until the tortious acts have ceased.

3. Limitation of Actions ⇐55(6)

Two-year statute of limitations did not preclude recovery for husband's continuing course of conduct and attempted emotional coercion of wife to participate in deviant sexual activities less than two years prior to commencement of tort action.

4. Damages ⇐192

Record supported finding that wife suffered mental anguish as result of husband's infliction of emotional distress when, despite his knowledge of wife's previous violent rape and inability to cope with participation in sexual bondage activities, he repeatedly conditioned continuance of their marriage on those activities, participated in those activities with extramarital partners, described those partners and experiences to wife, pressured her to engage in conduct she found distasteful and derogatorily compared her sexual abilities with other partners, and exposed their ten-year-old son to graphic depictions of sexual bondage acts; wife testified that she experienced utter despair, devastation and humiliation, lost 30 pounds, sought treatment from three counselors, sustained physical injury, sought treatment from a physician, and feared exposure to Acquired Immune Deficiency Syndrome (AIDS) and other venereal diseases.

5. Action ⇐45(3)

Interspousal immunity did not bar joinder of negligent tort cause of action for infliction of emotional distress with suit for divorce.

Robert Penn Fowler, Fowler & Fowler, Austin, for appellant.

Edwin J. (Ted) Terry, Jr., James W. Larue, Austin, for appellee.

Before POWERS, GAMMAGE and ABOUSSIE, JJ.

GAMMAGE, Justice.

William Earl Twyman appeals from a $15,000 district court judgment in favor of Sheila Kay Twyman for negligent infliction of emotional distress. We will affirm the judgment of the district court.

Sheila and William Twyman were married in 1969. Sheila filed suit for divorce in

1985, but did not proceed with the suit until July 9, 1987, when she amended her petition to include the claim against William for negligent infliction of emotional distress. After a bench trial, the court rendered judgment dissolving the marriage, dividing the marital estate, awarding conservatorship of the children, ordering child support, and awarding Sheila $15,000 plus interest for her tort claim. William appeals only from the judgment for the tort claim.

In her amended original petition, Sheila alleged William had "intentionally and cruelly attempted to have [her] engage in deviant sexual acts with [him]" and such conduct proximately caused her emotional harm and mental anguish. She testified that William first introduced bondage activities into their sexual relations approximately five years after they were married. After that experience she told him for the first time she had been forcibly raped at knife-point before their marriage and she could not "handle" engaging in bondage activities. Approximately ten years later Sheila discovered William was having sexual relations with another woman. At that time he said to Sheila, "If you could have just done bondage, nothing else would have mattered." Sheila sought help from a psychologist William was seeing, and, at a joint session, William said he would try to save their marriage and discontinue seeing the other woman. Sheila later discovered William was still calling the woman. Soon thereafter, their ten-year-old son discovered magazines William had hidden away in their house which depicted sexual bondage activities. Seeing the magazines, Sheila realized bondage involved more than she had imagined and she experienced "utter despair." She consulted another therapist.

Throughout this time, William repeatedly indicated to Sheila that there was something wrong with her for not engaging in the activities; told her that when he was out of town he visited stores selling bondage paraphernalia and that "women in their mink coats and men in their three-piece business suits purchased these items"; told her he visited "sex parlors" and that there had been other women besides his current girlfriend; described his sexual activities with his girlfriend and made derogatory comparisons of Sheila's sexual abilities with those of his girlfriend; and told Sheila they would have a marriage if she could do bondage—that he could not see a future for them if she did not.

Sheila testified that during this time she felt utter despair and devastation and believed she was losing her marriage because of her inability to participate in these activities. She lost 30 pounds and saw three different counselors. Under this pressure and upon the advice of one of her counselors, Sheila again attempted to engage in bondage activities with William. Their last encounter, however, was so rough that Sheila sustained bleeding for four days and was treated by a gynecologist who tested her for venereal disease. She testified the activity was so painful and humiliating that she knew she could not continue to attempt it, and that she feared exposure to AIDS and other venereal diseases.

William brings five points of error. Under point two, he argues the trial court erred in applying the concept of continuing tort to these facts, thereby preventing the running of the statute of limitations.

Texas courts first recognized the tolling concept of continuing tort in trespass to land and nuisance cases. *Creswell Ranch & Cattle Co. v. Scoggins,* 39 S.W. 612 (Tex.Civ.App.1897, no writ). In an early case, this Court recognized that a wife's cruel treatment of her husband could be so continuous in nature so as to avoid the limitations period in divorce. *Franzetti v. Franzetti,* 120 S.W.2d 123 (Tex.Civ.App. 1938, no writ). The tolling concept has since been expanded to false imprisonment cases. *Adler v. Beverly Hills Hosp.,* 594 S.W.2d 153 (Tex.Civ.App.1980, no writ). It has also been considered in cases involving civil rights violations. *Arquette v. Hancock,* 656 S.W.2d 627 (Tex.App.1983, writ ref'd n.r.e.).

Neither party cites authority applying continuing tort to negligent infliction of emotional distress, and we find no Texas cases involving this issue. One federal court concluded that when a pleading alleges that intentional infliction of emotional distress continued up to the present, the allegation overcomes the statute of limitations defense raised in a motion to dismiss. *Linker v. Custom-Bilt Mach. Inc.*, 594 F.Supp. 894 (D.Pa.1984). A Georgia court left open the possibility, without deciding, that intentional infliction of mental distress is of a continuing nature. *Adams v. Emory Univ. Clinic*, 347 S.E.2d 670 (Ga.Ct.App.1986).

A continuing tort is "one inflicted over a period of time; it involves a wrongful conduct that is repeated until desisted, and each day creates a separate cause of action." 54 C.J.S. *Limitations of Actions* § 177, at 231 (1987). This case does not involve acts that are "complete in themselves," *Franzetti*, 120 S.W.2d at 126, but involves a continuing course of conduct which over a period of years caused injury. "Since usually no single incident in a continuous chain of tortious activity can 'fairly or realistically be identified as the cause of significant harm,' it seems proper to regard the cumulative effect of the conduct as actionable." *Page v. United States*, 729 F.2d 818, 821–822 (D.C.Cir.1984).

[1] The trial court found William "engaged in a continuing course of conduct of attempting to coerce [Sheila] to join in his practices of 'bondage' by continually asserting that [their] marriage could be saved only by [Sheila] participating with [William] in his practice of 'bondage.'" We conclude the court did not err in applying the tolling concept of continuing tort to these facts. William's second point of error is overruled.

In his first point of error, William argues "the trial court erred when it found that Respondent engaged in a 'continuing course of conduct and attempted emotional coercion' because there is no evidence to support a finding of any 'continual course of conduct' occurring after July 9, 1985." He does not assert legal insufficiency, but concludes without citation of authority that an act revealed in the record which occurred after that date "does not a continuing course of conduct make." Any acts occurring after July 9, 1985, were significant, however, in determining whether the statute of limitations had run (an issue which William does not raise in this point of error), not in determining whether his acts are properly termed a "continual course of conduct." Point of error one is overruled.

[2, 3] In his third point of error, William complains the trial court erred in assessing damages for acts that occurred more than two years before commencement of the tort action because recovery for these acts was barred by the two-year statute of limitations. Sheila filed her amended petition July 9, 1987. William argues that recovery for any acts occurring before July 9, 1985, is barred. This would be true in the "usual personal injury case [in which] the defendant's wrongful conduct ceases on a certain day insofar as it may be considered a cause of the injury in question." *Adler*, 594 S.W.2d at 155. But in a continuing tort case, the cause of action is not complete and does not accrue until the tortious acts have ceased. *Id.* at 156; C.J.S. *supra*, at 231. The court found that William's "continuing course of conduct and attempted emotional coercion existed prior to July 9, 1985, and after July 9, 1985." The evidence supports this finding. As William admits in his brief, the record reveals the conduct complained of continued at least through the fall of 1985, when he told Sheila that they would have a marriage if she could do bondage—that he could not see a future for them if she did not. The cause of action, consequently, did not accrue until *after* July 9, 1985, and recovery is not barred. Point of error three is overruled.

William's fourth point of error is multifarious. He appears to make a legal insufficiency argument regarding the trial court's finding that bondage is a deviant sexual act, claiming there is no evidence supporting that fact. His argument, however, also complains of the factual sufficiency of the evidence supporting a finding of mental anguish. Following *Pool v. Ford Motor Co.*, 715 S.W.2d 629 (Tex.1986), we will address both arguments.

William did not include his "no evidence" contention in his motion for new trial, and that part of his point of error is not preserved and cannot be raised on appeal. *Salinas v. Fort Worth Cab & Baggage Co.*, 725 S.W.2d 701, 704–705 (Tex.1987).

In reviewing an insufficiency of the evidence contention, we must consider all of the evidence in the record to determine whether the findings are so contrary to the great weight and preponderance of the evidence as to be manifestly unjust. *In re King's Estate*, 244 S.W.2d 660, 661 (Tex. 1951). It is for the trier of fact to judge the credibility of the witnesses, to assign the weight to be given their testimony, and to resolve any conflicts or inconsistencies in the testimony. This Court may not substitute its judgment for that of the fact finder if the challenged finding is supported by some evidence of probative value and is not against the great weight and preponderance of the evidence. *Commonwealth Lloyd's Ins. Co. v. Thomas*, 678 S.W.2d 278, 289 (Tex.App.1984, writ ref'd n.r.e.).

William complains the evidence was insufficient to establish that Sheila's emotional response rose to the level of mental anguish necessary to prove a negligent infliction of emotional distress claim. In order to recover for negligent infliction of emotional distress, a complainant must show "the tortfeasor acted knowingly or with conscious indifference, causing a relatively high degree of mental pain and distress, such as a mental sensation of pain resulting from such painful emotions as grief, severe disappointment, indignation, wounded pride, shame, despair, or public humiliation." *Underwriters Life Ins. Co. v. Cobb*, 746 S.W.2d 810, 819 (Tex.App. 1988, no writ).

[4] Viewing the evidence as a whole, we cannot say the evidence is insufficient to support the trial court's finding of mental anguish, or that it shocks the conscience or clearly demonstrates bias. *Pool*, 715 S.W.2d at 635. The record demonstrates that although William knew of Sheila's previous violent rape and her inability to emotionally "handle" participation in sexual bondage activities, he repeatedly conditioned the continuance of their marriage upon such activities, participated in sexual bondage activities with extramarital partners, cruelly described such partners and experiences to her, pressured her to engage in conduct she found distasteful, derogatorily compared her sexual abilities with the other partners, and exposed their ten-year-old son to graphic depictions of sexual bondage acts. Sheila testified she experienced utter despair, devastation, and humiliation; lost 30 pounds; sought treatment from three counselors; sustained physical injury; sought treatment from a physician; and feared exposure to AIDS and other venereal diseases. We conclude this evidence, if believed, is sufficient to sustain the trial court's finding of mental anguish. Point of error four is overruled.

[5] In his fifth point of error, William complains that "the trial court erred in granting a tort judgment because there is no evidence that respondent breached any duty owed to petitioner that was the proximate cause of any mental anguish suffered by petitioner." Although this appears to be a no evidence point as to the duty, breach of duty, and proximate cause elements of a negligence cause of action, it is not supported by any argument concerning sufficiency of the evidence. Instead the argument concerns a question of public policy—whether interspousal immunity should bar joinder of negligent tort causes of action, such as infliction of emotional distress, with suits for divorce. Following the rule that "we look not only at the wording of the points of error, but to the argument under each point to determine as best we can the intent of the party," *Pool*, 715 S.W.2d at 633 (quoting *Holley v. Watts*, 629 S.W.2d 694, 696 (Tex.1982)), we address the issue supported by argument.

William argues that by allowing negligent tort causes of action to be brought in divorce proceedings, divorces will become unnecessarily embittered, traumatic, and expensive. We note the Fourteenth Court of Appeals in Houston recently held that interspousal immunity bars a separate cause of action for intentional infliction of emotional distress in divorce suits. *Chiles v. Chiles*, 779 S.W.2d 127 (Tex.App.1989, writ requested). We decline to follow that holding, however, and conclude the issue was firmly settled in *Price v. Price*, 732 S.W.2d 316 (Tex.1987).

William in his brief and the court in *Chiles* argue that *Price* is distinguishable because it did not involve a divorce proceeding. In *Price*, the Supreme Court recounted—and discounted—the historical bases for the doctrine of interspousal immunity, noting that adoption of the Married Women Acts eliminated the fiction that legal existence of the wife during marriage was merged into that of her husband. *Price*, 732 S.W.2d at 316–317. Arguments of marital harmony and the potential for collusive lawsuits provide no support for resurrecting interspousal immunity in tort actions in divorce proceedings. Marital harmony has already been destroyed and the real-party-in-interest adversarial positions occupied by the respective spouses preclude collusion.

William argues that stronger reasons exist for barring claims based on a negligent act than one based on an intentional act in divorce proceedings. But *Price* involved a negligent tort, and as the Supreme Court pointed out: "[T]he arguments in favor of interspousal immunity are generally equally applicable [to both intentional and negligent torts], and lacking, as to both." *Id.* at 318.

William further argues that *Price* is distinguishable because it involved a wife attempting to recover damages from her husband's insurance company for personal injuries caused by his negligence in a traffic accident, whereas the present case involves a negligent infliction of emotional distress claim brought in a divorce proceeding. In *Stafford v. Stafford*, 726 S.W.2d 14 (Tex. 1987), the Supreme Court allowed a woman to recover on a personal injury counterclaim in a divorce proceeding for transmittal of a venereal disease. Although the issue of interspousal immunity was not before the Court in *Stafford*, in *Price* the Supreme Court stated, "To leave in place a bar to suits like that of Mrs. Stafford or other suits involving non-vehicular torts would amount to a repudiation of the constitutional guarantee of equal protection of the laws." *Price*, 732 S.W.2d at 320.

Finally, to dispel any doubt regarding the abolition of interspousal immunity, the Court concluded: "The doctrine of interspousal immunity has previously been abrogated as to some causes of action in this jurisdiction. We now abolish that doctrine *completely* as to *any* cause of action." *Id.* at 319 (emphasis added).

In *Chiles* the Court of Appeals argued the issue of interspousal immunity had not been preserved for review in *Price:*

> [I]n *Price v. Price*, 732 S.W.2d 316 (Tex. 1987), the supreme court abolished interspousal tort immunity and stated that they abolished interspousal immunity as to *any* cause of action.... The court candidly admitted, however, that the issue of interspousal immunity had not been preserved for their review.

Chiles, 779 S.W.2d at 131.

This is an erroneous reading of *Price*. In the cited passage, the Supreme Court merely stated that the issue of interspousal immunity had not been preserved for review in the *Stafford* case. *Price*, 732 S.W.2d at 319–320. The issue was clearly before the Court in *Price*. Following the Supreme Court's holding in *Price* that the antiquated concept of interspousal immunity has been completely abolished as to *any* cause of action in this State, we overrule William's fifth point of error.

The judgment is affirmed.


WEST
KEY NUMBER SYSTEM

The UPJOHN COMPANY, Appellant,

v.

William R. FREEMAN, Martha Freeman, Individually and as Next Friend and Guardian of Sean Perry Freeman, a Minor Child, Suzanne E. Freeman, as Next Friend and Guardian of Leah Suzanne Freeman and William Lance Freeman, Minor Children, and Lori Yvonne Freeman, Appellees.

No. 05-93-00468-CV.

Court of Appeals of Texas, Dallas.

Aug. 26, 1994.

Rehearing Denied Oct. 4, 1994.

Consumer brought products liability and negligence action against sleeping pill manufacturer, alleging that his ingestion of those pills caused him to be psychotic, paranoid, and to commit murder of which he was convicted. Consumer's family also sued manufacturer for loss of consortium and loss of support. The 14th District Court, Dallas County, John McClellan Marshall, J., instructed take-nothing verdict on consumer's claims for lost wages and diminished earning capacity, and entered judgment on jury verdict awarding zero damages to consumer and actual and exemplary damages to family. Manufacturer appealed. The Court of Appeals, Burnett, J., held that: (1) statute of limitations did not bar family's causes of action, and (2) family's recovery for loss of consortium and its award of exemplary damages could not stand.

Reversed and rendered.

McGarry, C.J., issued concurring and dissenting opinion.

1. Husband and Wife ⚲209(3, 4)

Parent and Child ⚲7(1)

Texas law recognizes cause of action for loss of spousal and parental consortium.

2. Limitation of Actions ⚲170, 174(1)

Cause of action for loss of spousal and parental consortium is extinguished by expiration of statute of limitations on injured family member's personal-injury claim.

3. Limitation of Actions ⚲95(1)

Generally, cause of action accrues when wrongful act effects injury, regardless of when plaintiff learns of injury.

4. Limitation of Actions ⚲43

If act itself constitutes invasion of plaintiff's legally protected right or interest, cause of action accrues when act occurred; however, if act was not legal transgression, then claim arises when actual injury results.

5. Limitation of Actions ⚲55(4)

Personal-injury claim resulting from plaintiff's use of prescription sleeping pill arose when he sustained damages, rather than upon defendant manufacturer's sale of those pills; sale was lawful act because it did not constitute legal injury, i.e., injury giving rise to cause of action due to invasion of plaintiff's rights.

6. Limitation of Actions ⚲35(6)

Typically, limitations period begins to run when claim accrues or when damages are sustained; however, exception to this rule is found with continuing torts, as to which cause of action does not accrue until defendant's tortious act ceases.

7. Limitation of Actions ⚲178

Wife and children who sued sleeping pill manufacturer for loss of consortium and loss of support, alleging that husband's taking those pills caused him to be psychotic and delusional and to commit murder of which he was convicted, pleaded sufficient facts to put continuing-tort rule in issue and, thus, manufacturer did not conclusively establish that husband's cause of action against manufacturer accrued more than two years before suit was filed; petition alleged that pills were responsible for husband's mental condition, and that such condition did not cease until husband was taken off those pills upon his final commitment to Texas Department of Corrections, and manufacturer did not specifically except to that petition. V.T.C.A., Civil Practice & Remedies Code § 16.003(a).

8. Limitation of Actions ⟹55(6)

For statute of limitations purposes, continuous tort involves not only continuing wrongful conduct, but continuing injury as well.

9. Limitation of Actions ⟹55(6)

In continuing-tort case, wrongful conduct continues to effect additional injury to plaintiff until conduct stops, for statute of limitations purposes.

10. Limitation of Actions ⟹55(6)

If prescription drug manufacturer's wrongful conduct in selling drug in defective condition causes continuing injury that does not end until personal injury plaintiff stops taking that drug, continuing-tort rule may apply; as long as manufacturer's conduct continues effecting injury to plaintiff, each injury may be understood to create separate cause of action for limitation purposes. V.T.C.A., Civil Practice & Remedies Code § 16.003(a).

11. Limitation of Actions ⟹55(6)

If consumer's use of allegedly defective prescription drug caused one distinct injury regardless of his continued use, continuing-tort rule is inapplicable.

12. Pleading ⟹34(1, 3)

When there are no special exceptions, petition will be construed liberally in favor of pleader, and every fact will be supplied that can reasonably be inferred from what is specifically stated.

13. Limitation of Actions ⟹197(2)

Testimony that consumer knew he was addicted to prescription sleeping pills before they allegedly caused him to commit murder did not conclusively prove that he understood that pills were affecting his mental condition and, thus, did not preclude application of continuing-tort rule for purposes of determining whether consumer's family's claims against drug manufacturer for loss of consortium and loss of support were barred by statute of limitations. V.T.C.A., Civil Practice & Remedies Code § 16.003(a).

14. Negligence ⟹56(1)

Causal nexus between personal injury defendant's conduct and events sued upon relates to liability portion of plaintiff's cause of action.

15. Damages ⟹163(1)

Whether event sued upon caused any injury to plaintiff is entirely separate from liability or legal responsibility issue.

16. Damages ⟹220

Causal nexus between event sued upon and plaintiff's injuries is typically referable to damages portion of plaintiff's cause of action; however, with broad-form submissions, trial court can include issue of causal nexus between occurrence and injury in one general jury question. Vernon's Ann.Texas Rules Civ.Proc., Rule 277.

17. Damages ⟹220

Plaintiff may recover damages only for those injuries caused by event made basis of suit; thus, if jury has not been asked to consider causal nexus between event sued upon and plaintiff's injuries in broad-form submission, this issue will be subsumed in damages question.

18. Negligence ⟹56(1.3)

In negligence action, plaintiff shows liability by proving that defendant's negligent conduct was proximate cause of event sued upon.

19. Products Liability ⟹14

In products liability action in which marketing defect is alleged, liability is established by proving that product was placed in stream of commerce containing inadequate warnings or directions which were producing cause of event made basis of suit.

20. Drugs and Narcotics ⟹20.1

Award of consortium damages against sleeping pill manufacturer and in favor of family of consumer whose ingestion of those pills allegedly caused him to be psychotic, paranoid, and to commit murder, could not stand; family did not obtain single jury finding that manufacturer's actions or product caused any injury to consumer.

21. Damages ⚷220, 221(8)

Jury finding that marketing defect is producing cause of occurrence in question is not tantamount to finding that marketing defect is producing cause of alleged injury.

22. Damages ⚷163(1)

Even in strict products liability cases, it remains plaintiff's burden to establish causal nexus between defective product and alleged injury.

23. Husband and Wife ⚷209(3, 4)
Parent and Child ⚷7(1)

Loss of spousal and parental consortium are derivative of family member's claim for personal injury.

24. Damages ⚷186

To recover damages for loss of spousal and parental consortium, spouse or child must prove that defendant is liable for personal injuries suffered by her spouse or parent; spouse or child must not only establish existence of injury to impaired family member, but also establish causal nexus between that injury and defendant's conduct or its defective product.

25. Damages ⚷87(2)

As general rule, right to recover exemplary damages depends on finding that plaintiff suffered actual damages as result of underlying tort.

26. Damages ⚷91(1)

Punitive damages are recoverable only after proof of distinct, willful tort.

27. Damages ⚷87(2)

Because actual damage is necessary element of underlying tort upon which punitive damages are to be based, exemplary damages are contingent on actual damage award; thus, exemplary damages are not allowed unless predicated on actual damages.

28. Death ⚷86(2)

Texas law recognizes recovery of loss-of-support damages in wrongful-death actions.

29. Death ⚷86(2)

Loss of support is element of pecuniary damages in wrongful death action that compensates family member for damages resulting from lost economic benefits.

30. Damages ⚷15

Family member's claim for loss of economic support is duplicative of decedent's claim for loss of future earning capacity; thus, decedent's recovery for loss of future earning capacity bars beneficiaries' suit for loss-of-support damages.

31. Damages ⚷36

There can be no recovery for loss-of-support damages on personal injury claim.

Stephen E. Scheve and Robert H. McCully, Kansas City, MO, Richard L. Josephson, Houston, Earl B. Austin and Lynn S. Switzer, Dallas, for appellant.

Coyd Randal Johnson and Jeff Kaplan, Martin Lowy, Paul C. Watler, Dallas, for appellees.

Before BAKER, THOMAS and BURNETT, JJ.

OPINION

BURNETT, Justice.

William R. Freeman and his family sued The Upjohn Company for negligence and products liability for injuries resulting from Freeman's use of Halcion, a prescription sleeping pill.[1] Freeman alleged that taking Halcion caused him to be psychotic, paranoid, and delusional; resulted in memory loss and attempted suicides; and caused him to kill Donnie Hazelwood. Freeman sought damages for these injuries, and the Family sued for loss of consortium and loss of support.

At the close of evidence, the trial court instructed a take-nothing verdict in favor of Upjohn on Freeman's claims for lost wages and diminished earning capacity. The jury found Upjohn grossly negligent in dispensing Halcion with a marketing defect. The jury

1. We will refer to William R. Freeman, individually, as Freeman. We will refer to Freeman's family as the Family. When necessary, we will refer to Freeman and the Family, collectively, as the Freemans.

awarded zero damages to Freeman and awarded actual and exemplary damages to the Family. The jury awarded damages for loss of consortium to Martha, Sean, Leah, and Lori Freeman. The jury awarded loss-of-support damages to Martha, Sean, Leah, and Lance. With respect to the jury's award for loss of support, the trial court entered a take-nothing judgment notwithstanding the verdict in favor of Upjohn.

Upjohn appeals the jury verdict, asserting six general points of error. Upjohn contends that (i) the statute of limitations bars the Family's claims; (ii) the actual and exemplary damage awards are not sustainable as a matter of law; and (iii) the evidence supporting the causation findings is legally and factually insufficient. Upjohn further contends that the trial court erred in (i) submitting the charge to the jury, (ii) admitting certain testimony and exhibits into evidence, and (iii) calculating the damage award.

The Family appeals the trial court's judgment, asserting two cross-points of error. The Family contends that the trial court erred in (i) entering a judgment n.o.v. regarding the jury's award for loss of support and (ii) applying settlement credits because of settling defendants.

We conclude that the Family pleaded sufficient facts to put the continuing-tort rule in issue; therefore, Upjohn did not conclusively establish that Freeman's cause of action accrued outside the statutory period. The jury found that Freeman did not suffer an injury because of Upjohn's negligence or product. Consequently, the jury's finding precludes the Family's cause of action for loss of consortium as a matter of law. Finally, we hold that there is no recovery for loss-of-support damages in a personal-injury claim as a matter of law. We reverse the trial court's judgment and render a take-nothing judgment for Upjohn.

STATUTE OF LIMITATIONS

In point of error one, Upjohn contends that the statute of limitations bars the Family's causes of action. Upjohn asserts that the Family did not file suit within the statutory period and did not secure jury findings sufficient to invoke the discovery rule. The Family maintains that Upjohn did not establish that Freeman's cause of action accrued more than two years before suit was filed. The Family contends that the continuing-tort rule applies to injuries resulting from the use of prescription medication. The Family further asserts that the children's legal disability of minority precludes applying limitations to their claims.

[1, 2] Texas law recognizes a cause of action for the loss of spousal and parental consortium. *Reagan v. Vaughn*, 804 S.W.2d 463, 466 (Tex.1990), *clarified on reh'g*, 804 S.W.2d at 467 (1991); *Whittlesey v. Miller*, 572 S.W.2d 665, 667 (Tex.1978). However, such a cause of action is extinguished by the expiration of the statute of limitations on the injured family member's personal-injury claim. *See Reagan*, 804 S.W.2d at 466; *Work v. Duval*, 809 S.W.2d 351, 354 (Tex. App.—Houston [14th Dist.] 1991, no writ). The parties agree that the applicable statute of limitations for the family member in a personal-injury case based on negligence and strict products liability is two years. *See* TEX.CIV.PRAC. & REM.CODE ANN. § 16.003(a) (Vernon 1986). Therefore, the Family must have brought suit for loss of consortium not later than two years after the date that Freeman's cause of action accrued.

Because the statute of limitations is an affirmative defense, Upjohn bore the initial burden of pleading and proving its plea of limitations. TEX.R.CIV.P. 94; *Woods v. William M. Mercer, Inc.*, 769 S.W.2d 515, 517 (Tex.1988); *Metal Structures Corp. v. Plains Textiles, Inc.*, 470 S.W.2d 93, 99 (Tex.Civ. App.—Amarillo 1971, writ ref'd n.r.e.). Upjohn pleaded limitations. At the close of evidence, Upjohn moved for a directed verdict, asserting a limitations defense. The trial court denied Upjohn's motion. To prevail on appeal, Upjohn must demonstrate that the record evidence conclusively proves, as a matter of law, that the Family's causes of action accrued more than two years before suit was filed. *Sterner v. Marathon Oil Co.*, 767 S.W.2d 686, 690 (Tex.1989). Accordingly, Upjohn must establish the date on which Freeman's cause of action accrued and the date on which suit was filed. *Intermedics,*

Inc. v. Grady, 683 S.W.2d 842, 845 (Tex. App.—Houston [1st Dist.] 1984, writ ref'd n.r.e.).

[3, 4] Generally, a cause of action accrues when the wrongful act effects an injury, regardless of when the plaintiff learns of the injury. *Robinson v. Weaver*, 550 S.W.2d 18, 19 (Tex.1977). If the act itself constitutes an invasion of the plaintiff's legally protected right or interest, then the cause of action accrues when the act occurred. But if the act was not a legal transgression, then the claim arises when an actual injury results. *Atkins v. Crosland*, 417 S.W.2d 150, 153 (Tex.1967); *see* 50 TEX.JUR.3d *Limitation of Actions* § 58 (1986).

[5] Here, Upjohn's sale of Halcion was a lawful act because it did not constitute a legal injury, that is, an injury giving rise to a cause of action due to an invasion of some right of Freeman. *See Atkins*, 417 S.W.2d at 153. Therefore, Freeman's personal-injury claim resulting from his use of Halcion arose only when he sustained damages. *See Atkins*, 417 S.W.2d at 153; *see also Cherry v. Chustz*, 715 S.W.2d 742, 745 (Tex.App.—Dallas 1986, no writ) (claims based on strict products liability arise on date of injury).

[6] Typically, the limitations period begins to run when the claim accrues or, as in this case, when damages are sustained. *Murray v. San Jacinto Agency, Inc.*, 800 S.W.2d 826, 829 (Tex.1990); *see Parker v. Yen*, 823 S.W.2d 359, 365 (Tex.App.—Dallas 1991, no writ). However, an exception to this rule is found with continuing torts. *See Adler v. Beverly Hills Hosp.*, 594 S.W.2d 153, 154 (Tex.Civ.App.—Dallas 1980, no writ). A cause of action for a continuing tort does not accrue until the defendant's tortious act ceases. *Tectonic Realty Inv. Co. v. CNA Lloyd's of Tex. Ins. Co.*, 812 S.W.2d 647, 654 (Tex. App.—Dallas 1991, writ denied).

[7] The Freemans allege that their claims are based on the *ongoing injury* to Freeman due to his *continued use* of Halcion. The Freemans urge that the limitations period did not begin to run until Freeman stopped taking the drug because he remained a "prisoner" of the side-effects of Halcion.

The concept of *continuous injury* originated in trespass-to-land and nuisance cases and has been expanded to include false-imprisonment cases. *See Creswell Ranch & Cattle Co. v. Scoggins*, 15 Tex.Civ.App. 373, 39 S.W. 612, 614 (1897); *Adler*, 594 S.W.2d at 155. In *Adler*, this Court viewed the entire period of detention as one continuing tort for which a single cause of action accrues when the imprisonment ceases. *Adler*, 594 S.W.2d at 154. We reasoned that each day of imprisonment may be understood to create a separate cause of action. Therefore, to avoid multiplicity of suits, the cause of action for false imprisonment is not complete and does not accrue until the detention ends. *Adler*, 594 S.W.2d at 155. Accordingly, the plaintiff may wait and bring a single suit for the whole period of imprisonment. *Adler*, 594 S.W.2d at 156; *see* 54 C.J.S. *Limitations of Actions* § 177 (1987).

[8, 9] In the present case, the wrongful conduct is the negligent sale of Halcion in a defective condition. Upjohn's wrongful conduct became actionable when Freeman used Halcion in a manner that caused him injury. As long as Freeman (unaware of the consequences) continued using Halcion, Upjohn's conduct continued with respect to Freeman. However, a continuous tort involves not only continuing wrongful conduct, but continuing *injury* as well. *See Adler*, 594 S.W.2d at 155–57; *Twyman v. Twyman*, 790 S.W.2d 819, 821 (Tex.App.—Austin 1990), *rev'd on other grounds*, 855 S.W.2d 619 (Tex.1993). In a continuing-tort case, the wrongful conduct continues to effect additional injury to the plaintiff until that conduct stops. *Arquette v. Hancock*, 656 S.W.2d 627, 629 (Tex. App.—San Antonio 1983, writ ref'd n.r.e.); *Adler*, 594 S.W.2d at 155.

[10] If Upjohn's conduct caused a continuing injury that did not end until Freeman stopped taking the drug, then the continuing-tort rule may apply. Continued use of an injury-producing medication may be a continuing tort. *See Gatling v. Perna*, 788 S.W.2d 44, 46 (Tex.App.—Dallas 1990, writ denied). As long as Upjohn's conduct continued effecting injury to Freeman, each injury may be understood to create a separate

cause of action; therefore, Freeman's cause of action for damages was not complete and did not accrue until the wrongful conduct ended. Consequently, Freeman may bring a single suit for the period of time he sustained injuries from his use of Halcion. *See Adler,* 594 S.W.2d at 156.

[11] On the other hand, if Freeman's use of Halcion caused one distinct injury regardless of his continued use, the continuing-tort rule is inapplicable. Upjohn's sale of a defective product is not actionable unless it causes injury to a plaintiff. *Atkins,* 417 S.W.2d at 153; *Cherry,* 715 S.W.2d at 745. Once Freeman's use of the product (although still defective) no longer results in injury to him, Freeman's claim for damages accrues from that point. *Cf. Tectonic,* 812 S.W.2d at 654.

With respect to damages resulting from prescription medication, there may be either a continuing injury about which the plaintiff complains or a single injury despite continued use of the drug. Therefore, the continuing nature of the present tort is determined by the complained-of injury. If Freeman alleged that his use of Halcion caused a continual injury until he stopped taking the drug, the Freemans should not be required to bring suit until that conduct ends and Freeman's cause of action accrues. *See Adler,* 594 S.W.2d at 156.

Upjohn responds that, until this appeal, the Freemans have always argued that Halcion caused two specific, identifiable injuries: Freeman's murder of Donnie Hazelwood and his immediate incarceration for that crime. The Freemans reply that Freeman unknowingly suffered a continuing injury from his extended use of Halcion. We examine the petition to determine the exact nature of the injury that is the subject of the present lawsuit.

The Freemans' petition alleges:

> William R. Freeman's doctors continually prescribed [Halcion] for W.R. Freeman for over two and one half years.... While under the influence of the drug Halcion, and without any awareness that Halcion was causing the problems, W.R. Freeman experienced memory loss, psychotic episodes, paranoia, and other bizarre and unpredictable behavior. On April 13, 1987, after he had been taking the 1.0 mg dose of Halcion for approximately one month, and as a proximate cause of the effects of Halcion, W.R. Freeman killed his best friend by shooting him in the head. W.R. Freeman did not fully understand nor recall the events surrounding the killing. Thus, each time he was asked about the killing his description of the events differed. Moreover, every explanation of the events clearly conflicted with the actual scene of the killing.... For [W.R. Freeman] to make four or five different statements, and each of those statements impossible in light of the crime scene, is inexplicable had Freeman not been delusional and psychotic.

The petition further alleges that Halcion's effect on Freeman arose gradually, over several months, and created a condition of unsound mind. The petition states that Freeman suffered memory loss, depression, headaches, paranoia, drug-induced schizophrenia, and psychotic episodes. The petition asserts that Freeman's "mental state was the result of Halcion, which he was still taking in the .5 mg dose right up through his trial." The petition also states that Freeman twice attempted suicide while taking Halcion. The petition further alleges that Halcion was responsible for his mental condition, and such condition did not cease until he was "taken off the drug upon his final commitment to the Texas Department of Corrections."

[12] Upjohn did not specially except to the Freemans' petition. When there are no special exceptions, a petition will be construed liberally in favor of the pleader. *Roark v. Allen,* 633 S.W.2d 804, 809 (Tex. 1982). Every fact will be supplied that can be reasonably inferred from what is specifically stated. *Roark,* 633 S.W.2d at 809. The petition alleges that Freeman's use of Halcion caused his mental condition that resulted in memory loss, psychosis, depression, headaches, suicide attempts, murder, and difficulty in understanding the events surrounding the shooting. The petition alludes to the effects of dosage and time on the severity of Freeman's mental condition. The petition concludes that Freeman's daily use of Hal-

cion caused his debilitated mental state. The Freemans adduced evidence at trial to support Freeman's alleged mental condition.

Without a special exception to the petition's factual recitation of the alleged injuries, this Court cannot hold, as a matter of law, that the petition alleges two specific, identifiable injuries occurring outside the statutory period that constitute the basis or subject of the present lawsuit. On the contrary, the petition alleges that Freeman continued to use Halcion unaware of its effect on him and that his use of Halcion resulted in a litany of tragic consequences. The factual allegations assert a continuing injury resulting from the continued use of Halcion.

The petition states the nature of the alleged injury in sufficient detail to give Upjohn fair notice of the nature of the claimed tort. Because Upjohn did not specially except to the Freemans' pleading, Upjohn waived any complaint about its sufficiency. *See* TEX.R.CIV.P. 90. The Freemans' pleading of a continuing injury satisfies our liberal rule of pleading. Accordingly, we consider the continuing-tort rule on appeal. Because the Freemans pleaded sufficient facts to put the continuing-tort rule in issue, the Freemans' petition does not affirmatively show, on its face, that Freeman's cause of action accrued more than two years before suit was filed.

[13] Next, Upjohn contends that Freeman's awareness of the effects of Halcion before the murder precludes application of the continuing-tort rule. If Freeman had discovered his injury and its cause, the rationale for the continuing-tort rule would no longer apply, and the statute would commence to run at that point. *See Atha v. Polsky,* 667 S.W.2d 307, 310 n. 10 (Tex. App.—Austin 1984, writ ref'd n.r.e.); *Tectonic,* 812 S.W.2d at 653; Jim M. Perdue, *The Law of Texas Medical Malpractice: Limitations,* 11 HOUS.L.REV. 825, 834 (1974). At trial, Phil Altman testified that Freeman knew several days before the murder that he was addicted to Halcion. Altman testified that when he told Freeman to stop drinking because he had a drinking problem, Freeman responded that alcohol was not causing his problems but that he was addicted to Halcion. Testimony that Freeman knew of an addiction to Halcion does not conclusively prove that he understood that Halcion was affecting his mental condition. Moreover, the Freemans' petition alleges, and the evidence adduced at trial supports, Freeman's ignorance of Halcion's effect on him.[2] Consequently, Upjohn did not conclusively establish, as a matter of law, that Freeman had discovered the nature of his injury and its cause outside the statutory period.

Upjohn did not demonstrate that the record conclusively proves, as a matter of law, that Freeman's cause of action accrued, and the limitations period commenced, two years before the Freemans brought suit. *See Adler,* 594 S.W.2d at 156; *see also Dick Poe Motors, Inc. v. Dickey,* 802 S.W.2d 739, 744–45 (Tex.App.—El Paso 1990, writ denied); *Intermedics,* 683 S.W.2d at 845. Consequently, the trial court did not err in denying Upjohn's motion for a directed verdict on the basis of limitations.[3] We overrule point of error one.

ACTUAL AND EXEMPLARY DAMAGES

In point of error two, Upjohn contends that the jury's awards of actual and exemplary damages to the Family are not sustainable as a matter of law. Specifically, Upjohn asserts that the Family's recovery for loss of consortium cannot stand because the jury found that Freeman suffered no injury. Upjohn further argues that an award of exemplary damages cannot stand absent actual damages. The Family contends that Upjohn erroneously equates "zero damages" for Freeman with "no injury." The Family explains that an award of zero damages is not

2. Martha Freeman testified that, about a year after the conviction, they learned that Halcion could have been responsible for Freeman's mental condition because of a television program about the side effects of Halcion.

3. If the defendant does not establish limitations as a matter of law, the defendant can seek jury findings on the affirmative defense. *Intermedics,* 683 S.W.2d at 845. The trial court denied Upjohn's request to submit a statute-of-limitations question to the jury, which is the subject of appellant's third point of error.

automatically linked to the issue of whether an injury was present. The Family concludes that a jury may properly find that an injury occurred but still refuse to compensate the injured plaintiff.

Applicable Law

[14] In a personal-injury case, the plaintiff typically alleges that the defendant's conduct caused an event and that this event caused the plaintiff to suffer injuries for which compensation should be paid. Thus, at trial the plaintiff must establish two causal nexuses to be entitled to recovery:

1) A causal nexus between the defendant's conduct and the event sued upon; and

2) A causal nexus between the event sued upon and the plaintiff's injury.

Morgan v. Compugraphic Corp., 675 S.W.2d 729, 731 (Tex.1984). The causal nexus between the defendant's conduct and the event sued upon relates to the liability portion of a plaintiff's cause of action. Liability means legal responsibility for the event upon which the plaintiff bases suit. *Morgan*, 675 S.W.2d at 732.

[15, 16] Whether the event sued upon caused any injury to the plaintiff is entirely separate from the liability or legal responsibility issue. The causal nexus between the event sued upon and the plaintiff's injuries is typically referable to the damages portion of the plaintiff's cause of action. *Morgan*, 675 S.W.2d at 732 (citing 3 State Bar Of Texas, Texas Pattern Jury Charges PJC 80.03 (1982)). However, with broad-form submissions, the trial court can include the issue of a causal nexus between occurrence and injury in one general jury question.[4] *See* Tex. R.Civ.P. 277; 3 State Bar Of Texas, Texas Pattern Jury Charges PJC 80.03 (1991).

[17] The plaintiff may recover damages only for those injuries caused by the event made the basis of the suit. *Morgan*, 675 S.W.2d at 732. Therefore, if the jury has not been asked to consider the causal nexus between the event sued upon and the plaintiff's injuries in a broad-form submission, then this issue will be subsumed in the damages question.[5] Consequently, "proof" of damages will consist of two parts:

1) Proof that the event sued upon *caused* the plaintiff's injuries; and

2) Evidence about the *amount* of damages the plaintiff may recover.

Morgan, 675 S.W.2d at 732. The plaintiff must prove both of these elements by competent evidence. *Morgan*, 675 S.W.2d at 732.

Application of Law to Facts

[18–20] In their petition, the Freemans allege both negligence and products liability. In a negligence action, the plaintiff shows liability by proving that the defendant's negligent conduct was a proximate cause of the event sued upon. In a products-liability action in which a marketing defect is alleged, liability is established by proving that a product was placed in the stream of commerce containing inadequate warnings or directions which were a producing cause of the event made the basis of suit.[6]

With respect to the negligence action, the trial court charged the jury, and the jury answered:

1. What percentage, if any, of the negligence, if any, that you find proximately caused the occurrence in question do you find should be attributed to each of the parties, if any?

4. This may be accomplished by using the term *injury* or terms *occurrence or injury*. For example, the trial court may charge the jury: "Did the negligence, if any, of the Defendant proximately cause the *injury or occurrence in question?* Answer Yes or No."

5. If the liability issue asks only whether the defendant caused the *occurrence in question*, then an affirmative jury response to that issue indicates that the defendant caused the occurrence in question and nothing more.

6. *See Keene Corp. v. Gardner*, 837 S.W.2d 224, 228 (Tex.App.—Dallas 1992, writ denied); *Lucas v. Texas Indus., Inc.*, 696 S.W.2d 372, 377 (Tex. 1985) (op. on mot. for reh'g); 59 Tex.Jur.3d *Products Liability* § 22 (1988). In a strict products liability case, the nexus between the defendant's conduct and the occurrence in question is not necessarily required. *Duncan v. Cessna Aircraft Corp.*, 665 S.W.2d 414, 428 (Tex.1984). However, the plaintiff is not relieved of his burden to prove that the defective product caused his injury.

Answer by stating a percentage, if any, opposite each of the parties listed below. The total should be 100 percent or zero.

		ANSWER
a)	Plaintiff William R. Freeman	50%
b)	Defendants The Upjohn Company	20%
	Dr. Aaron Landy	30%
	TOTAL	100%

Therefore, the trial court asked the jury to rule upon the causal nexus between Upjohn's conduct and the occurrence in question. However, the trial court did not instruct the jury on the meaning of *occurrence in question.* The occurrence in question is defined as the legal basis of the lawsuit. Here, the event made the basis of the suit was Freeman's ingestion of Halcion.[7] *See Morgan,* 675 S.W.2d at 732. The jury answered that Freeman was fifty percent responsible for taking Halcion; Upjohn twenty percent responsible; and Dr. Landy thirty percent responsible. Consequently, the jury found that Upjohn may be held liable for its negligence with respect to Freeman's ingestion of Halcion.

With respect to the products-liability action, the trial court gave the following charge, and the jury responded:

2. Was there a defect in the marketing of Halcion at the time it left the possession of The Upjohn Company that was a producing cause of the occurrence in question?

Answer "Yes" or "No."

ANSWER: Yes.

Therefore, the trial court asked the jury to rule upon the causal nexus between Upjohn's marketing of Halcion and the occurrence in question—Freeman's ingestion of Halcion. *See Morgan,* 675 S.W.2d at 732. The jury answered that Upjohn's marketing of Halcion was a producing cause of Freeman's decision to take the drug in the manner that he did. Therefore, the jury found Upjohn liable for Freeman's use of its defective product.

The trial court properly submitted the issues on proximate and producing cause. *See* 1 State Bar Of Texas, Texas Pattern Jury Charges PJC 4.01B (1991); 3 State Bar Of Texas, Texas Pattern Jury Charges PJC 71.01 (1991). By using the term *occurrence in question,* the proximate and producing cause issues ask about Upjohn's liability for the basis of the suit, Freeman's ingestion of Halcion.

By answering questions one and two positively, the jury found that Upjohn negligently dispensed Halcion with a marketing defect and that as a result of this conduct, Freeman took Halcion in the manner that he did. Upjohn's negligence was a proximate cause, and Upjohn's marketing of Halcion was a producing cause, of Freeman's use of the

7. The dissent would have this Court ignore the plain meaning of the term "occurrence in question" (the event that enables a plaintiff to bring suit against a defendant) and substitute one of the myriad of injuries alleged in the Freemans' petition. Typically, the event that enables a plaintiff to bring suit against a particular defendant is an accident or collision from which injury occurs. This case, however, does not involve an accident. It involves a continuing tort: a plaintiff's prolonged use of an injury-producing medication.

The pleadings and proof at trial sought to establish that (1) Upjohn failed to adequately warn consumers about the dangers of (i) prolonged use and (ii) excessive dosage and (2) due to this failure, Freeman took Halcion in an excessive amount for an extended amount of time, thereby causing him a host of injuries. Therefore, the legal basis of the suit is Upjohn's negligent sale of Halcion in a defective condition, which became actionable when Freeman used Halcion in a manner that caused him injury.

Contrary to the dissent's assertion, this Court has read the jury charge in the most ordinary manner. If this case involved an automobile accident, one would not suggest that the "occurrence in question" really meant the plaintiff's resulting injuries. The Freemans' requested damages issue, though not submitted or affirmatively ruled upon by the trial court, stated: "What sum of money, if paid now in cash, would fairly and reasonably compensate William Freeman for his injuries, if any, that *resulted from the occurrence in question?*" The Freemans' requested charge instructed the jury: "Do not include any amount for any condition not resulting from *the use of Halcion* by William Freeman." The record shows that both parties, when submitting their proposed jury charge to the court, saw a difference between occurrence in question and injury. And, the trial court submitted, without objection, a charge that asked the first necessary causal nexus between conduct and occurrence (the liability question) and then, asked the jury about the nexus between occurrence and injury (the damages question).

drug. In short, the jury decided the liability issues in favor of Freeman. However, neither of these questions asks whether Upjohn's actions were the cause of Freeman's injuries.

The liability questions refer only to the occurrence in question—the taking of Halcion—and do not refer to any alleged injury resulting from that event. Therefore, the Freemans still had to ask the jury whether the "taking of Halcion" caused Freeman any injury. *See Morgan*, 675 S.W.2d at 732. The trial court asked, and the jury responded:

> If you have answered any part of Issue No. 1 with any amount other than zero, or if you have answered "Yes" to Issue No. 2, please answer Issue No. 3; otherwise, do not answer it.
>
> 3. What sum of money, if any, if paid now in cash do you find would fairly and reasonably compensate Plaintiff William R. Freeman for the damages proximately caused by the actions of the Defendant?
>
> Answer in dollars and cents, if any, as to each of the following:

		ANSWER
a)	Loss of enjoyment of life	0
b)	Emotional distress in the past	0
c)	Emotional distress in the future	0

The jury answered "zero" to each subpart of this damages question. Question nos. 1 and 2 do not establish that Upjohn's actions caused injury to Freeman. Consequently, question no. 3 is the only issue that can be read as asking the jury whether there is a causal link between the event sued upon and injury to Freeman.[8] *See* 3 STATE BAR OF TEXAS, TEXAS PATTERN JURY CHARGES PJC 71.01; 80.02B (1991). Therefore, the jury's answer to this damages issue implicates part one of the "proof" of damages: whether the event sued upon caused the plaintiff's injuries. *See Morgan*, 675 S.W.2d at 732. Accordingly, the zero award constitutes a negative response to the question: "Did the taking of Halcion cause Freeman any injury?"

The Family contends that the jury's "zero" answer only implicates the second part of the plaintiff's burden regarding the *amount* of damages the plaintiff should recover. The Family explains that the jury simply chose not to compensate Freeman for his injuries. If the liability questions had used the terms *injury* or *occurrence or injury*, then the answer of zero damages would not mean that the jury found no causation between the ingestion of Halcion and Freeman's alleged injuries. The answer of zero damages could mean, as argued, that the jury chose not to award Freeman any amount of money for his damages proximately caused by using Halcion.

We agree that with respect to a loss-of-consortium claim, the Family need only secure jury findings of the *existence* of damages caused by Upjohn's negligence or its defective product. The Family was not required to establish a certain *amount* of damages owed to Freeman. However, the Family did not establish a causal nexus between Upjohn's conduct or product and the existence of an injury to Freeman. *See Morgan*, 675 S.W.2d at 732.

In a post-submission letter brief, the Family asserts:

> The charge submitted by the trial court asked if there was a "defect in the marketing of Halcion ... that was a producing cause of the occurrence in question." The jury answered "yes". The official commentary to section 4.01 of the Pattern Jury Charges indicates that the committee has continued to use "occurrence" rather than "injury", although "injury" may be used in products liability cases. Upjohn did not object to the use of "occurrence" rather than "injury" in this jury question. Thus, the finding that this marketing defect was a producing cause of the "occurrence in question" is tantamount to a finding that it was a producing cause of "injury" to William Freeman.

8. The charge asked the jury what amount of money, if any, would compensate Freeman for his damages proximately caused by Upjohn's actions. *Damages* has an ordinary meaning that encompasses every loss or diminution occasioned by the fault of another. *Woodyard v. Hunt*, 695 S.W.2d 730, 732 (Tex.App.—Houston [1st Dist.] 1985, no writ).

[21, 22] A jury finding that a marketing defect is the producing cause of the occurrence in question is not tantamount to a finding that the marketing defect is the producing cause of the alleged injury. The use of *injury* is recommended in strict products-liability cases where a plaintiff is not required to first establish a nexus between the defendant's conduct and the occurrence in question. *See Duncan v. Cessna Aircraft Corp.*, 665 S.W.2d 414, 428 (Tex.1984); 3 STATE BAR OF TEXAS, TEXAS PATTERN JURY CHARGES PJC 71.01 (1991). However, even in strict products-liability cases, it remains the plaintiff's burden to establish a causal nexus between the defective product and the alleged injury.[9]

A plaintiff may recover damages only for injury caused by the defective product. *See McKisson v. Sales Affiliates, Inc.*, 416 S.W.2d 787, 792–93 (Tex.1967); RESTATEMENT (SECOND) OF TORTS § 402A (1965). Therefore, by using the term *injury* in a broad-form submission, the plaintiff is asking the jury to consider the appropriate causation issue. *Injury* and *occurrence in question* are not synonymous, interchangeable terms that have the same meaning regardless of their use in submitting an issue to the jury. There is no cause of action for strict liability in tort until there is actual damage to the plaintiff resulting from the defective product. *See Cherry*, 715 S.W.2d at 745. Consequently, the Family cannot be relieved of their burden to submit a jury question on the appropriate causation issue in a strict products-liability claim.

Next, the Family argues that the jury clearly found that the ingestion of Halcion caused Freeman's deranged mental condition because the jury awarded Freeman's wife and children damages for loss of consortium. The Family suggests that the first part of the plaintiff's burden to prove injury to Freeman can be found in the jury's positive answer to the damages issue for the wife and children.[10] However, question no. 4 asks only if the wife and children suffered damages as a result of Upjohn's actions. The jury must find an injury to the family member *before* determining the consortium damage issue. *Reagan*, 804 S.W.2d at 467–68. Question no. 4 does not ask the threshold issue of whether Freeman suffered a serious, permanent, and disabling injury as a result of Upjohn's negligence or its defective product. *Reagan*, 804 S.W.2d at 467; *Whittlesey*, 672 S.W.2d at 667. Whether the family members suffered any loss of consortium is immaterial *until* the plaintiffs establish that the defendant's actions or product caused injury to the impaired family member.

The Family concedes that a family member's claim for loss of consortium is derivative of the impaired family member's tort action. The Family concedes that a claimant must establish liability on the defendant tortfeasor and show resulting harm to the impaired family member and family relationship to justify a recovery. *Reed Tool Co. v. Copelin*, 610 S.W.2d 736, 738–39 (Tex.1980).

The Family argues, however, that it is ludicrous to suggest that Freeman was not injured as a result of Upjohn's conduct. The Family asserts that the evidence of injury to

9. Under a theory of strict liability in tort, the plaintiff bears the burden of proving (1) the defective and unreasonably dangerous condition of the defendant's product and (2) a causal connection between such condition and the plaintiff's injuries or damages. *Armstrong Rubber Co. v. Urquidez*, 570 S.W.2d 374, 376 (Tex.1978) (citing James B. Sales and Jim M. Perdue, *The Law of Strict Tort Liability in Texas*, 14 HOUS.L.REV. 1, 7–8 (1976–77)); *see also* MATTHEW J. CANAVAN, AMERICAN LAW OF PRODUCTS LIABILITY 3d, § 4:1 at 11–12 (1987).

10. With respect to loss of consortium, the trial court charged the jury: 4. What sum of money, if any, if paid now in cash do you find would fairly and reasonably compensate Plaintiffs for the damages proximately caused by the actions of the Defendant?

a) Martha Freeman, Individually
Loss of Consortium
Loss of Support
b) Martha Freeman, as Next Friend and Guardian of Sean Perry Freeman
Loss of Consortium
Loss of Support
c) William Lance Freeman
Loss of Support
d) Lori Yvonne Freeman
Loss of Consortium
Loss of Support
e) Leah Suzanne Freeman
Loss of Consortium
Loss of Support

Freeman and his family cannot be ignored. Therefore, argues the Family, any omitted elements to the loss-of-consortium claims must be deemed found by the court in such a manner to support the judgment. *See* Tex. R.Civ.P. 279.

The Family asserts that they are relieved of their burden to secure the threshold finding of a serious, permanent, and disabling injury to Freeman because Upjohn failed to object to its omission.[11] However, the Family's cause of action for loss of consortium is not independent of Freeman's personal-injury claim. To find this "omitted" element in favor of the Family, this Court would have to disregard the jury's negative answer to Freeman's damages question. Injury to the impaired family member is a *prerequisite* to the derivative claim of loss of consortium. *Reagan,* 804 S.W.2d at 467–68; *Whittlesey,* 572 S.W.2d at 667. Because the jury answered that the taking of Halcion was not the cause of any injury to Freeman, we cannot hold this "omitted" threshold issue deemed as a matter of law.

Conclusion

[23, 24] Loss of spousal and parental consortium are derivative of the family member's claim for personal injury. *Reagan,* 804 S.W.2d at 467. To recover, the spouse or child must prove that the defendant is liable for the personal injuries suffered by her spouse or parent. *Reagan,* 804 S.W.2d at 467 (citing *Reed Tool Co.,* 610 S.W.2d at 739). The plaintiffs must not only establish the existence of an injury to the impaired family member, but also establish a causal nexus between that injury and the defendant's conduct or its defective product. *Morgan,* 675 S.W.2d at 732; *see Reagan,* 804 S.W.2d at 467; *Whittlesey,* 572 S.W.2d at 667.

Consequently, the Family could have shown a legally compensable injury by: (i) establishing a causal nexus between the event sued upon (the taking of Halcion) and Freeman's injury in a broad-form submission of the negligence and products-liability questions, (ii) obtaining an affirmative finding of damages to Freeman, or (iii) securing a separate "threshold finding" of an injury to Freeman caused by Upjohn's conduct.[12] *Reagan,* 804 S.W.2d at 468; *Whittlesey,* 572 S.W.2d at 668. The Family did not obtain a single jury finding that Upjohn's actions or product caused injury to Freeman.

In response to the only jury question that raised the issue of a legally compensable injury to Freeman, the jury answered that the ingestion of Halcion did not *cause* Freeman's mental condition, his subsequent actions, or the consequences that followed. The jury's refusal to find that Freeman suf-

11. The record, however, indicates that Upjohn objected to the loss-of-consortium issue based on no evidence of a permanent, physical injury to Freeman. The Family urges that the no-evidence objection is insufficient to alert the trial court's attention to the need to submit the threshold issue to the jury. Even if Upjohn's objection was insufficient, Upjohn preserved error by requesting the trial court to inquire of the jury whether the physical injury to Freeman was serious, permanent, and disabling. *See State Dept. of Highways & Public Transp. v. Payne,* 838 S.W.2d 235, 239 (Tex.1992) (op. on mot. for reh'g) (citing *Morris v. Holt,* 714 S.W.2d 311 (Tex.1986)).

Specifically, Upjohn requested the trial court to include the following question in the charge: "Do you find, by a preponderance of the evidence, that the physical injury to William Freeman was a serious, permanent, and disabling injury?" The trial court's refusal to ask the question constituted a clear refusal to submit an essential element necessary to a claim for loss of consortium. On appeal, the Family argues that the requested issue was not substantially correct because *physical* injury to the impaired family member is not a prerequisite to recovery for loss of consortium. Since this case was tried and appealed, the Texas Supreme Court, in *Browning-Ferris Indus., Inc. v. Lieck,* 881 S.W.2d 288 (Tex.1994), has clarified the issue of whether loss of spousal consortium can be recovered absent proof of physical injury. The supreme court held that damages for loss of spousal and parental consortium are not recoverable absent proof of a serious, permanent, and disabling physical injury. 881 S.W.2d at 294. Accordingly, Upjohn submitted a substantially correct question. Because Upjohn requested a question that directed the court's attention to the very element of the loss-of-consortium claims missing from the court's charge, this "omitted" element cannot be deemed admitted under rule 279 of the rules of civil procedure. Tex.R.Civ.P. 279.

12. The Family concedes that our supreme court has formulated a threshold finding *to be made by the fact finder,* with respect to the loss of consortium, that the injury to the family member be *serious, permanent,* and *disabling. Reagan,* 804 S.W.2d at 468.

fered an injury because of Upjohn's negligence or product precludes the Family's causes of action for loss of consortium. The award of damages for loss of consortium cannot stand as a matter of law.

[25–27] As a general rule, the right to recover exemplary damages depends on a finding that the plaintiff suffered actual damages as a result of an underlying tort. *Nabours v. Longview Sav. & Loan Ass'n,* 700 S.W.2d 901, 903 (Tex.1985); *Doubleday & Co. v. Rogers,* 674 S.W.2d 751, 753–54 (Tex. 1984). Punitive damages are recoverable only after proof of a distinct, wilful tort. *Amoco Prod. Co. v. Alexander,* 622 S.W.2d 563, 571 (Tex.1981); *City Prods. Corp. v. Berman,* 610 S.W.2d 446, 450 (Tex.1980). Because actual damage is a necessary element of the underlying tort upon which the punitive damages are to be based, exemplary damages are contingent on an actual damage award. *Nabours,* 700 S.W.2d at 903. Accordingly, exemplary damages are not allowed unless predicated on actual damages. *General Ins. Corp. v. Harris,* 327 S.W.2d 651, 656 (Tex.Civ.App.—Dallas 1959, no writ). Because the jury's award of actual damages cannot stand, there is no basis for an award of exemplary damages. We sustain Upjohn's second point of error. Due to our disposition of point of error two, we do not reach Upjohn's remaining points of error. *See* TEX.R.APP.P. 90(a).

THE FREEMANS' CROSS-POINTS OF ERROR

In cross-point of error one, the Family contends that the trial court erred in refusing to enter judgment on the jury's award for loss of support to Martha, Sean, Leah, and Lance. In its motion for judgment n.o.v. and on appeal, Upjohn contends that loss-of-support damages are not recoverable in a personal-injury claim and that the evidence is legally insufficient to support the jury's award.

[28–30] Texas law recognizes the recovery of loss-of-support damages in wrongful-death actions. *See Moore v. Lillebo,* 722 S.W.2d 683, 686–88 (Tex.1986). Loss of support is an element of pecuniary damages which compensates a family member for damages resulting from lost economic benefits. *See Suber v. Ohio Medical Prods., Inc.,* 811 S.W.2d 646, 657 (Tex.App.—Houston [14th Dist.] 1991, writ denied) (en banc) (Ellis, J., dissenting); 3 STATE BAR OF TEXAS, TEXAS PATTERN JURY CHARGES PJC 81.02 (1990). A family member's claim for loss of economic support is duplicative of the decedent's claim for loss of future earning capacity. *Suber,* 811 S.W.2d at 657. Therefore, a decedent's recovery for loss of future earning capacity bars the beneficiaries' suit for loss-of-support damages. *Suber,* 811 S.W.2d at 657.

[31] In a personal-injury action, no Texas case has recognized the recovery of loss-of-support damages for the injured member's family. Loss of support represents an element of damages created by the Texas Wrongful Death Act. *See Moore,* 722 S.W.2d at 687; TEX.CIV.PRAC. & REM.CODE ANN. § 71.001–.011 (Vernon 1986). In a personal-injury action, the family member who is injured but not killed seeks recovery for his loss of future earning capacity rather than the family pursuing damages for loss of economic support.[13] *See* 3 STATE BAR OF TEXAS, TEXAS PATTERN JURY CHARGES PJC 80.02, 80.03, 80.14, 81.02 (1990); *cf. Bennight v. Western Auto Supply Co.,* 670 S.W.2d 373, 379 (Tex.App.—Austin 1984, writ ref'd n.r.e.). Consequently, the trial court did not err in entering a take-nothing judgment n.o.v. on the claim for loss-of-support damages. We overrule the Family's cross-point of error one. Due to the disposition of this appeal, we need not address the Family's second cross-point. *See* TEX.R.APP.P. 90(a).

We reverse the trial court's judgment and render a take-nothing judgment in favor of Upjohn.

McGARRY, Justice, concurring and dissenting.

Although I did not serve on the panel in this case, I respectfully dissent. TEX.

13. Upjohn moved for a directed verdict on Freeman's claim for loss of future earning capacity on the basis of legally insufficient evidence. The Freemans do not appeal the trial court's grant of an instructed verdict on Freeman's claim for lost economic benefit.

R.App.P. 90(e); *O'Connor v. First Court of Appeals*, 837 S.W.2d 94, 96 (Tex.1992).

The jury in this case found that Upjohn's negligence was a proximate cause of the "occurrence in question." The jury also found that Upjohn's conduct proximately caused the Freeman family to lose the companionship and emotional support of William R. Freeman. The jury chose not to compensate Mr. Freeman, who is a convicted murderer serving a life sentence in the state penitentiary.

The jury charge in this case does not define the term "occurrence in question." Presumably, the jury had an idea about what it meant when it answered the question in the affirmative. The trial judge, who submitted the charge and entered judgment on the verdict, must also be presumed to have had an idea about what the verdict meant. However, this Court has taken it upon itself to impose a definition, after the fact, that effectively frustrates the clear intent of both the jury and the trial court.

The Court defines the "occurrence" as Mr. Freeman's ingestion of Halcion. Maj. op. at 546, 547. The only support offered for this definition is a legal citation to *Morgan v. Compugraphic Corp.*, 675 S.W.2d 729, 732 (Tex.1984). The Court thus appears to treat the definition as an abstract question of law that must be answered by reference to case authority and legal commentary. Such an analysis, I believe, is misguided from its inception.

Morgan correctly observed that the typical personal-injury case requires proof of two causal nexuses: between the defendant's conduct and the event sued upon; and between the event sued upon and the plaintiff's injury. *Morgan*, 675 S.W.2d at 732. *Morgan* illustrated this distinction by reference to the old pattern jury charge, which asked two questions: whether the defendant's conduct proximately caused the occurrence in question; and the amount of money that would compensate for injuries, if any, resulting from the occurrence in question. *Morgan*, 675 S.W.2d at 732. However, neither of these authorities tells us what the "event sued upon" or the "occurrence in question" refers to in any given case.

The Court also cites the current pattern jury charge as authority for the proposition that both causal nexuses identified in *Morgan* can be combined into a single broad form question, but suggests in a footnote that this can only be accomplished by using the term *injury* or the phrase *occurrence or injury*.[1] Maj. op. at 545, n. 3 (*citing* 3 State Bar of Texas, Texas Pattern Jury Charges PJC 80.03 (1991)). However, even the pattern jury charge does not slavishly insist on a question using the term "injury" in all cases.

To the contrary, the current pattern jury charge makes it quite clear that a choice between "occurrence" and "injury" is important *only* when there is evidence of the plaintiff's negligence that is "injury-causing" or "injury-enhancing" but not "occurrence-causing."[2] 1 State Bar Of Texas, Pattern Jury Charge PJC § 4.01, pp. 4–6, 4–7 (1987); 3 State Bar of Texas, Pattern Jury Charge PJC § 71.01, p. 71–3 (1990). Absent such evidence, the Pattern Jury Charge Committee acknowledged that there is no real distinction between occurrence-causing and injury-causing liability, and that both are acceptable modes of submission. *See* Russell H. McMains, *Contribution and Indemnity Problems in Texas Multi-Party Litigation*, 17 St. Mary's L.J. 653, 676 (1986). That is why the pattern jury charge offers the alternatives of "[occurrence] [injury] [occurrence or injury]" in its form submission. It is not because "injury" is a magic word under *Morgan*.

1. Under the Court's reasoning, using *occurrence or injury* in the disjunctive ought to be inadequate as well: the jury may have found causation of an occurrence without causation of injury.

2. Examples given include the plaintiff's preaccident negligence, such as carrying gasoline in an unprotected container that explodes in a subsequent crash, and the plaintiff's postaccident negligence, such as not following doctor's orders during recovery, resulting in an aggravation of injuries sustained in a prior accident. The pattern jury charge also refers to the plaintiff's misuse of a defective product or the failure to mitigate or avoid damages, citing *Duncan v. Cessna Aircraft Co.*, 665 S.W.2d 414, 428 (Tex.1984).

Even under the Court's interpretation of the jury charge and verdict, Mr. Freeman was responsible for causing fifty percent of the "occurrence." There appears to be no evidence that Mr. Freeman caused an injury without causing an "occurrence." Thus, according to the commentary in the pattern jury charge, the decision to use either "occurrence" or "injury" in the jury charge is entirely inconsequential under the facts of this case.

More important is the observation that neither the supreme court's opinion in *Morgan* nor the pattern jury charge and its accompanying commentary offer any guidance on what constitutes the "occurrence" in any given case. *Morgan* appears to equate "occurrence in question" with "the event sued upon." *Morgan*, 675 S.W.2d at 732. The pattern jury charge seems to treat the "occurrence in question" as meaning an accident, or in an appropriate case, a collision. 1 STATE BAR OF TEXAS, PATTERN JURY CHARGE PJC § 4.01, pp. 4–4, 4–5 (1987). However, it is clear that its meaning will depend on the facts of each case.

In this case, the Court has rather arbitrarily decided that "the event sued upon," *i.e.*, the "occurrence," was the mere ingestion of Halcion by Mr. Freeman. This makes little sense. The mere ingestion of Halcion by Mr. Freeman could not be the event sued upon because no cause of action accrued at the time of that event. This interpretation of the charge also makes the jury's verdict unintelligible: there is no pleading or evidence that Mr. Freeman was negligent merely by ingesting Halcion. To the contrary, he was merely taking medication that had been prescribed to him by his doctor.

The event sued upon in this case, *i.e.*, the "occurrence in question," could easily refer to Mr. Freeman's shooting Donnie Hazelwood, or at the very least, to the onset of Mr. Freeman's psychiatric problems, including memory loss, psychosis, depression, headaches and suicidal tendencies. Certainly, the plaintiffs' petition clearly focuses on these "psychiatric side effects" as the basis of their suit. The important point is that the meaning of "occurrence in question" as it is used in the jury charge is unclear, and the Court has failed to apply the proper analysis in determining its meaning.

There are two cardinal rules for determining the meaning of a jury finding.[3] First, the reviewing court must interpret the finding so as to reconcile it with the jury's verdict as a whole, if reasonably possible in light of the pleadings and evidence, and the manner of submission. *Luna v. Southern Pac. Transp. Co.*, 724 S.W.2d 383, 384 (Tex.1987); *Bender v. Southern Pac. Transp. Co.*, 600 S.W.2d 257, 260 (Tex.1980); *Martin v. Gulf Ins. Group*, 788 S.W.2d 376, 378 (Tex.App.—Dallas 1989, writ ref'd n.r.e.); *Archer v. Wood*, 771 S.W.2d 631, 631 (Tex.App.—Dallas 1989, no writ). Second, the finding must be interpreted to uphold the judgment. *Jackson v. United States Fidelity & Guar. Co.*, 689 S.W.2d 408, 412 (Tex.1985). The Court's opinion in this case violates both rules.

For example, the Court's interpretation of the jury's verdict to mean that Mr. Freeman suffered no injury is inconsistent with the jury's finding that Upjohn caused the Freeman family to lose Mr. Freeman's companionship and emotional support. The Court's opinion dismisses this conflict by arguing that the jury must find *injury* to Mr. Freeman *before* determining loss of consortium, but this argument is circular: it begs the factual question of whether the jury interpreted "occurrence in question" to mean Mr. Freeman's injury; it also begs the legal question of whether there is any evidence in this case to justify distinguishing between "occurrence" and "injury" in the charge. The Court must interpret "occurrence" to mean "injury" in this case because the evidence permits it and it is necessary to harmonize the jury's findings.

At the very least, if "occurrence" could mean the onset of psychosis, or the consequent shooting and imprisonment, then the omission of the word "injury" from the

3. These rules apply when the meaning of a jury finding is unclear. If a word or phrase in a finding has a clear, ordinary meaning, then that is what the jury will be presumed to have meant. *See Northwestern Nat'l. Cas. Co. v. McCoslin*, 838 S.W.2d 715, 718 (Tex.App.—Waco 1992, no writ).

charge most likely reflects a conclusion by the trial court that the causal nexus between such an occurrence and Mr. Freeman's injury was undisputed and should not be separately submitted. The omitted "injury" issue would be deemed found by the court in support of the judgment. Tex.R.Civ.P. 279. Alternatively, "occurrence" should be interpreted to mean or include a finding of injury because that is necessary to support the judgment. *Jackson,* 689 S.W.2d at 412.

I would uphold the jury's award of damages for loss of consortium because the jury found that the defendants caused Mr. Freeman's injuries, and because Freeman's psychosis and resulting life imprisonment are serious, permanent and disabling physical injuries as a matter of law. *See Browning-Ferris Indus., Inc. v. Lieck,* 881 S.W.2d 288 (Tex.1994); *see also Reagan v. Vaughn,* 804 S.W.2d 463, 468 (Tex.1990). I would uphold the award of punitive damages because they are properly predicated on this award of actual damages.

I concur in the Court's conclusion that the trial court properly refused to enter judgment on the jury's award for loss of support to Martha, Sean and Lance Freeman. The family members' loss of support claim is subsumed within Mr. Freeman's claim for loss of future earning capacity.[4] *See Suber v. Ohio Medical Prods., Inc.,* 811 S.W.2d 646, 657 (Tex.App.—Houston [14th Dist.] 1991, writ denied) (Ellis, J. dissenting). The plaintiffs' failure to challenge the trial court's directed verdict on Mr. Freeman's claim precludes an award for loss of support.[5]


KEY NUMBER SYSTEM

4. Judge Ellis' dissent did not say that the two claims are "duplicative," however, because they are not. There are many instances in which a spouse's future earning capacity would not be used solely to provide support for the family.

5. I join the Third Court of Appeals in questioning why loss of support claims are limited to wrongful death actions. *See Bennight v. Western Auto Supply Co.,* 670 S.W.2d 373, 379 (Tex.App.—Austin 1984, writ ref'd n.r.e.). If loss of support is "duplicative" of loss of future earning capacity, as the majority suggests, then the trial court should be able to submit it either way. If the two claims are merely overlapping but not duplicative, as I contend, the plaintiffs and the trial court should be free to submit the narrower loss of support claim, rather than the broader earning capacity claim, in a personal injury action.

Willis P. TURNER and Willie E. Turner, Appellants,

v.

RICHARDSON INDEPENDENT SCHOOL DISTRICT, Appellee.

No. 05–93–01608–CV.

Court of Appeals of Texas, Dallas.

Aug. 31, 1994.

Rehearing Denied Oct. 25, 1994.

Husband and wife formerly employed as janitors by school district filed action against district asserting claims for disability discrimination and retaliation under the Commission on Human Rights Act (CHRA) and under the Texas Whistleblower Act. The 44th District Court, Dallas County, Candace Tyson, J., entered summary judgment in favor of school district, and plaintiffs appealed. The Court of Appeals, Lagarde, J., held that: (1) res judicata arising from prior federal suit did not bar disability discrimination claims, where federal district court discretionarily denied adding same claims to pending federal suit; (2) non-Whistleblower Act retaliation claims were barred by res judicata; and (3) Whistleblower Act retaliation claims were barred by statute of limitations.

Reversed and remanded.

1. Judgment ⚷178

Summary judgment is designed to eliminate unmeritorious claims or untenable defenses.

Only the Westlaw citation is currently available.

NOTICE: NOT DESIGNATED FOR PUBLICATION. UNDER TX R RAP RULE 47.7, UNPUBLISHED OPINIONS HAVE NO PRECEDENTIAL VALUE BUT MAY BE CITED WITH THE NOTATION "(not designated for publication)."

Court of Appeals of Texas,
Dallas.
Durrel N. HAIR, Jr., Appellant,
v.
The PILLSBURY COMPANY, Thelma Horton, Individually and in her capacity as Assistant Human Resource Manager and Church & Dwight Co., Inc., Appellees.
No. 05-01-01354-CV.

July 15, 2002.

Former employee whose asthma was allegedly exacerbated by excessive flour dust and other airborne contaminants in employer's plant filed suit against employer, employer's human resources representative, and other defendant, alleging numerous claims, including negligence, strict liability, and breach of warranty. The 15th Judicial District Court, Grayson County, granted defendants' motion for summary judgment. Former employee appealed. The Court of Appeals, FitzGerald, J., held that: (1) former employee sufficiently pleaded defensive theories of discovery rule and fraudulent concealment; (2) causes of action for negligence, strict liability, intentional infliction of emotional distress, civil conspiracy, and breach of warranty accrued at the latest when former employee received letter from doctor; and (3) Workers' Compensation Act provided exclusive remedy for claim of negligent misrepresentation.

Affirmed in part, reversed in part, and remanded.

West Headnotes


[1] Limitation of Actions 179(2)
241k179(2) Most Cited Cases
Former employee, in action against former employer and others that alleged numerous claims, including negligence, strict liability, and breach of warranty, sufficiently pleaded defensive theories of discovery rule and fraudulent concealment, as defenses to bar of statute of limitations, although neither defense was given its own heading or paragraph in former employee's petition, and although each defense was placed in middle of paragraph concerning an affirmative claim.


[2] Limitation of Actions 95(3)
241k95(3) Most Cited Cases


[2] Limitation of Actions 95(4.1)
241k95(4.1) Most Cited Cases


[2] Limitation of Actions 95(14)
241k95(14) Most Cited Cases
Former employee's causes of action against former employer and others for negligence, strict liability, intentional infliction of emotional distress, and civil conspiracy accrued, and two-year statute of limitation began to run, at the latest when former employee received letter from former employee's doctor stating that former employee should work in area of employer's plant where former employee would not be exposed to dust.


[3] Limitation of Actions 95(9)
241k95(9) Most Cited Cases
Former employee's cause of action against defendant corporation for breach of warranty accrued, and four-year statute of limitations began, at the latest when former employee received letter from former employee's doctor stating that former employee should work in area of former employer's plant where former employee would not be exposed to flour dust.


[4] Workers' Compensation 2093
413k2093 Most Cited Cases
Workers' Compensation Act provided former employee's exclusive remedy for claim of negligent misrepresentation regarding alleged statements by former employer and former employer's human resources representative that former employee's asthma was not work-related injury that would be covered by Act.

On Appeal from the 15th Judicial District Court, Grayson County, Texas, Trial Court Cause No. 00-0999.

Before Justices LAGARDE, FitzGERALD, and

RICHTER.

OPINION

Opinion By Justice FitzGERALD.

*1 Durrel N. Hair appeals a summary judgment granted in favor of appellees The Pillsbury Company ("Pillsbury"), Thelma Horton ("Horton"), and Church & Dwight Co., Inc. ("Church & Dwight"). In five issues, Hair contends the trial court erred in granting appellees' motion. For the reasons that follow, we affirm the trial court's judgment in part and reverse it in part.

BACKGROUND

Pillsbury employed Hair as a maintenance supervisor and operations production manager for approximately sixteen years. During that time, Hair worked in a Pillsbury facility where dough for baked goods was manufactured. Hair had been afflicted with asthma his entire life and took medicine for that condition. In this lawsuit, Hair alleged that he began having difficulty breathing at the plant in November 1997. At that time, Hair first went to see a physician who was a "breathing specialist," Dr. Andrew Wade. Dr. Wade determined excessive flour dust and other airborne contaminants at the plant--specifically a baking-soda based cleaning product used to "sand-blast" the plant--had severely exacerbated Hair's asthma. Dr. Wade suggested Hair avoid exposure to those irritants. Hair continued working at the plant and continued to see Dr. Wade during the early months of 1998. In February of 1998, Hair asked Pillsbury management for a special respirator; he was told he could obtain and use the respirator, but Pillsbury would not pay for it. Sometime during the spring of 1998, Hair testified, he concluded Pillsbury was not going to help him, and he began keeping notes of his conversations with management. On May 22, 1998, Dr. Wade gave Hair a note, which Hair gave in turn to his supervisor at Pillsbury. In the note, Dr. Wade told Hair he should work in an area where he would not be exposed to dust, and he reminded Hair that he had encouraged Hair many times in the past to attempt to locate a job in another area at the plant. On June 14, 1998, Hair went to the emergency room with breathing problems and was taken off work by his doctor. On July 10, 1998, Dr. Wade wrote a letter directly to Hair's supervisor stating Hair's condition would worsen to the point of disability if he continued to work around dust. Hair attempted to return to work on July 13, 1998, but after one and one-half days his health forced him to leave work for good.

After he left Pillsbury, Hair was offered a job in the stockroom, but he rejected the offer, saying that--although there would be less dust in the stockroom--there would still be too much for his weakened lungs. Hair maintained that the only Pillsbury job that would have been sufficiently dust-free for him was in the waste water area, but when a job in that area opened up, Pillsbury gave the job to someone it alleged was more experienced than Hair.

Also after he left Pillsbury, Hair applied for and received short term disability. At the time, appellee Horton was a human resources representative at Pillsbury. Hair alleges Horton told him his medical condition was not work-related and that even if it were work-related, he could only file a claim for disability or workers' compensation, not for both. Hair further alleges that Horton initially refused to give him the forms for a compensation claim. She later gave him the forms, and he applied, but the Texas Workers' Compensation Commission denied Hair's claim as non-occupational. Hair did not appeal this denial of benefits. Hair later received long term disability benefits, and eventually he was placed on full disability by Social Security.

*2 Hair filed this lawsuit June 14, 2000, alleging claims against Pillsbury, Horton, and Church & Dwight. [FN1] Pillsbury and Horton filed a motion for summary judgment on all of Hair's claims, relying upon Hair's deposition testimony and exhibits. The motion asserted Pillsbury and Horton were entitled to judgment as a matter of law on the following grounds: (1) Hair's claims were preempted by the exclusive remedy of the Workers' Compensation Act, and his assertion of a claim for intentional infliction of emotional distress was insufficient to invoke an exception to that preemptive act; (2) Hair's allegations of intentional infliction of emotional distress were insufficient to support recovery; (3) Hair's common law claims were preempted by the Texas Commission on Human Rights Act; (4) and Hair's negligence, strict liability and negligent misrepresentation claims were all barred by the applicable statute of limitations. Church & White filed a motion to join their co-defendants' motion for summary judgment on the ground of limitations and included Hair's claim of breach of warranty--alleged in the petition against Church & Dwight only--within its limitations ground.

FN1. Hair's petition in addressed is some detail *infra*.

Hair responded to the motion, relying upon his own affidavit, a list of other Pillsbury workers who, he alleged, also suffered injury because of plant environment issues, Dr. Wade's July 10, 1998 letter, and a September 1999 Citation and Notification of Penalty to Pillsbury from the Occupational Safety and Health Commission. The trial court granted the motion and dismissed Hair's claims against all three defendants with prejudice. This appeal followed.

STANDARD OF REVIEW

Appellees filed a traditional summary judgment motion, and we review it under well-settled standards. *See* Tex.R. Civ. P. 166a(c); *McConnell v. Southside Indep. Sch. Dist.*, 858 S.W.2d 337, 341 (Tex.1993); *Black v. Victoria Lloyds Ins. Co.*, 797 S.W.2d 20, 23 (Tex.1990); *Nixon v. Mr. Property Mgmt. Co.*, 690 S.W.2d 546, 548-49 (Tex.1985); *Orozco v. Dallas Morning News, Inc.*, 975 S.W.2d 392, 394 (Tex.App.-Dallas 1998, no pet.). The party moving for summary judgment has the burden of showing no genuine issue of material fact exists and it is entitled to judgment as a matter of law. Tex.R. Civ. P. 166a(c); *Swilley v. Hughes*, 488 S.W.2d 64, 67 (Tex.1972). A defendant moving for summary judgment must either (1) disprove at least one element of the plaintiff's theory of recovery, or (2) plead and conclusively establish each essential element of an affirmative defense. *City of Houston v. Clear Creek Basin Auth.*, 589 S.W.2d 671, 678-79 (Tex.1979); *Zep Mfg. Co. v. Harthcock*, 824 S.W.2d 654, 657 (Tex.App.-Dallas 1992, no writ). When, as in this case, the trial judge grants summary judgment without specifying the basis for his ruling, we affirm the judgment if any of the movant's theories are meritorious. *Rogers v. Ricane Enter., Inc.*, 772 S.W.2d 76, 79 (Tex.1989); *Orozco*, 975 S.W.2d at 394.

CLAIMS AT ISSUE

*3 As a preliminary matter, we must clarify what claims have been pleaded in this case and against whom they have been pleaded. The petition lacks clarity. However, no defendant filed special exceptions seeking clarification. When there are no special exceptions, we construe a petition liberally in favor of the pleader. *Stone v. Lawyers Title Ins. Corp.*, 554 S.W.2d 183, 186 (Tex.1977). We look to the pleader's intendment, and we will uphold the pleading even if some element of a cause of action has not been specifically alleged. *Roark v. Allen*, 633 S.W.2d 804, 809 (Tex.1982). Every fact will be supplied that can reasonably be inferred from what is specifically stated. *Id.* at 810. However, a petition is only sufficient if it gives fair and adequate notice of the facts upon which the pleader bases his claim; the opposing party requires information sufficient to enable him to prepare a defense. *Id.*

With those understandings, we conclude in the first instance that Hair's petition sufficiently states the following claims or theories of recovery:

- negligence related to his alleged personal injury, urged against "Defendants," which we shall read to include all three appellees; [FN2]

FN2. In at least one of his claims (*see* reference to negligent misrepresentation claim *infra*), Hair specifies two defendants against whom he urges a claim. Thus, we presume his intention was to include all three appellees when he speaks simply of "Defendants ."

- breach of warranty, urged against Church & Dwight;
- res ipsa loquitur related to his personal injury, urged against all three appellees;
- strict liability related to his personal injury, urged against all three appellees;
- gross negligence related to his personal injury, urged against all three appellees; and
- negligent misrepresentation related to his qualification to file for workers' compensation, urged against Pillsbury and Horton.

Other claims and theories are less clear. We address them separately as necessary.

Intentional Infliction of Emotional Distress

Hair titles paragraph XIV of his petition "Intentional Infliction of Emotional Distress"; that paragraph says in its entirety: "Plaintiff would show that as a result of the occurrence made the basis of this lawsuit, he has suffered mental anguish and emotional harm." Such a pleading utterly fails to set forth the elements of a claim for intentional infliction of emotional distress. Of more concern at this point is the fact that the claim is not urged against any one defendant or any group of defendants. Because we are bound to read the claim liberally, we conclude Hair probably intended to plead this claim against all three appellees. However, because the pleading sets forth no additional facts within this claim, referring only to "the occurrence in question," we conclude the claim only gives notice of a claim based on the facts related to his personal injury that are clearly pleaded in the petition.

Civil Conspiracy

In paragraph X of the petition, Hair clearly pleads a

theory of gross negligence related to his personal injury. In the same paragraph, Hair pleads that appellees fraudulently concealed from him material information concerning the dangers of his workplace. (The defense of fraudulent concealment is addressed *infra.*) Within this same paragraph, Hair attempts to allege a civil conspiracy between the appellees. However, it is not clear whether the allegations are intended to describe a conspiracy surrounding the claim of gross negligence, or a conspiracy surrounding the defensive theory of fraudulent concealment, or both. Because we are charged with reading the petition liberally, we will presume Hair intended the civil conspiracy allegations to broaden the impact of both his affirmative gross negligence claim and his defensive fraudulent concealment theory. In both instances, the allegations relate to his personal injury claim.

Defenses to Limitations

*4 [1] Anticipating a defensive argument that his claims were time-barred, Hair pleaded two defenses to the bar of the statute of limitations, the discovery rule and fraudulent concealment. Neither defense is given its own heading or paragraph; instead, each is placed in the middle of a paragraph concerning an affirmative claim. However, we are bound to construe the pleadings liberally, and so we conclude Hair has sufficiently pleaded the defensive theories of discovery rule and fraudulent concealment.

Fraud

In his response to appellees' motion for summary judgment, Hair asserted *inter alia* that: "Pillsbury acted fraudulently ..."; "... fraudulent acts are not barred by the [Workers' Compensation] act"; and "Plaintiff's fraud claims are governed by the four-year statute of limitations." On appeal, Hair argues that he specifically pleaded fraud, citing to the page of his petition that refers to fraudulent concealment. That portion of the pleading states in its entirety:

> Defendants entered into a conspiracy to withhold material information from Plaintiff about the hazardous workplace, chemicals in the workplace, and the proper precautions to protect employees' health. The acts of Defendant conspirators constitute fraudulent concealment and/or fraudulent misrepresentation which proximately caused injury to Plaintiff. Defendants' acts and omissions amount to a total disregard of Plaintiff's rights, which constitute civil conspiracy and gross negligence as those terms are defined in law.

This is not a pleading of an affirmative claim for fraud. There are no allegations of misrepresentation or of reliance. Instead, there are allegations that appellees conspired to keep from Hair the knowledge necessary to identify the dangers to his health in the workplace. Fraudulent concealment acts as an equitable estoppel against a defendant asserting the statute of limitations. The theory asserts the defendant knew a wrong occurred, had a fixed purpose to conceal the wrong, and did conceal the wrong from the plaintiff. *Shah v. Moss*, 67 S.W.3d 836, 841 (Tex.2001). Fraudulent concealment tolls limitations until the plaintiff discovers the wrongdoing or could have discovered the wrongdoing with reasonable diligence. *Id.* Reading the petition as liberally as we can, we conclude Hair intended to plead the defensive theory of fraudulent concealment, not an affirmative claim of fraud. We stress that in reaching this conclusion, we are not identifying a defective pleading of fraud; instead, we are identifying the absence of a pleading of fraud.

Discrimination/Constructive Discharge

Finally, the petition asserts that Pillsbury constructively discharged Hair because he suffered a work-related injury and attempted to recover benefits for that injury. However, in Hair's response to the summary judgment motion and in his brief to this Court, Hair denies that he has pleaded a claim for discrimination or has sought any relief pursuant to the Texas Labor Code. Given those denials, we conclude no claim for discriminatory conduct was pleaded in this case against any appellee.

JOINDER BY CHURCH & DWIGHT

*5 In his fifth issue, Hair argues the trial court erred in granting summary judgment to Church & Dwight because a ruling was never made on its motion to join the other appellees' motion for summary judgment. This argument is spurious. The trial court's order granting summary judgment and dismissing Hair's case begins with the following sentence:

> On this day came on to be considered the Motion for Summary Judgment filed by Defendants The Pillsbury Company and Thelma Horton, *to which Defendant Church & Dwight Co., Inc. was granted leave to join.* (Emphasis added.)

The trial court granted the motion to join and reduced that ruling to writing. We resolve Hair's fifth issue against him.

STATUTE OF LIMITATIONS

[2] All appellees pleaded the affirmative defense of statute of limitations. Church & Dwight's motion to join the summary judgment motion was based solely on the ground of limitations. Accordingly, we address this summary judgment ground first. When a defendant moves for summary judgment based upon

the affirmative defense of statute of limitations, the defendant must conclusively establish the bar of limitations, and if the plaintiff asserts a tolling provision, the defendant must conclusively negate the application of the tolling provision. *Jennings v. Burgess*, 917 S.W.2d 790, 793 (Tex.1996). Pillsbury and Horton moved for summary judgment on limitations grounds on a number of Hair's claims; each of those claims is governed by a two-year statute of limitations. *See, e.g* ., Tex. Civ. Prac. & Rem.Code Ann. § 16.003(a) (Vernon Supp.2002) (personal injury); *GTE Southwest, Inc. v. Bruce*, 998 S.W.2d 605, 619 (Tex.1999) (intentional infliction of emotional distress); *see also Stevenson v. Koutzarov*, 795 S.W.2d 313, 318 (Tex.App.- Houston [1st Dist.] 1990, writ denied) (civil conspiracy). Church & Dwight included Hair's claim for breach of warranty in its joinder motion; the statute of limitations for breach of warranty is four years. *Hyundai Motor Co. v. Rodriguez ex rel. Rodriguez*, 995 S.W.2d 661, 668 (Tex.1999).

The question of when a cause of action accrues is a question of law for the court. *Moreno v. Sterling Drug, Inc.*, 787 S.W.2d 348, 351 (Tex.1990). For purposes of the application of limitation statutes, a cause of action can generally be said to accrue when the wrongful act effects an injury, regardless of when the plaintiff learned of the injury. *Id.* Hair argues his claims did not accrue until July 10, 1998, when Dr. Wade addressed his second note concerning Hair's condition to Pillsbury management. Appellees argue Hair's claims accrued in November of 1997, when he first went to see Dr. Wade with breathing complaints. Appellees' argument is persuasive: the record indicates from the fall of 1997 forward Hair was aware his breathing problems stemmed from the flour dust and cleaning material in the air at the plant. Hair counters that he was not aware how sick he would become in late 1997. However, a cause of action accrues when the potential plaintiff knows he is injured, regardless of whether he understands the nature and extent of his injuries. *See Stewart v. Stanley Bryan Oldsmobile-Buick-Pontiac-GMC, Inc.*, 883 S.W.2d 273, 274 (Tex.App.-Corpus Christi 1994, writ denied).

***6** The record certainly establishes Hair was aware he had been injured and should not be working in the dusty environment by May 22, 1998, when he received a writing containing that information from Dr. Wade. By that point in time Hair had been seeing Dr. Wade for some six months. He had asked for a special respirator, and his request had been denied. Finally, he had decided the company was not going to help him, and he had started keeping notes of his conversations with management. It appears, therefore, that Hair's personal injury claim must have accrued, at the latest, by May 22, 1998.

But Hair argues his claim accrued later because appellees' conduct was in the nature of a "continuing tort." A continuing tort involves both continuing wrongful conduct and continuing injury. *Upjohn Co. v. Freeman*, 885 S.W.2d 538, 542 (Tex.App.-Dallas 1994, writ denied). In that instance, the cause of action accrues when the continuing wrongful acts cease. *Id.* However, the doctrine of continuing tort, with its extension of accrual date, is rooted in a plaintiff's inability to know that the ongoing conduct is causing him injury. When a plaintiff discovers his injury and its cause, then the rationale for extending the accrual date no longer applies, and the limitations period begins to run with his discovery. *Id.* at 544.

As we have discussed, Hair has pleaded two defenses to the limitations bar: the discovery rule and fraudulent concealment. These defenses protect a plaintiff who does not, and cannot, know that he has a claim, either because the claim is inherently undiscoverable or because the defendant has taken steps to conceal material information about the claim. In both instances, the limitations period is tolled until the plaintiff discovers (or could have discovered with reasonable inquiry) his injury or its cause. *Estate of Stonecipher v. Estate of Butts*, 591 S.W.2d 806, 809 (Tex.1979). In this case, however, the undisputed summary judgment evidence shows that Hair became acutely aware of both his injury and the hazards in his workplace between November 1997 and May 1998. Thus, Hair cannot benefit from either of these tolling doctrines.

We conclude Hair's claims related to his personal injury accrued at the latest by May 22, 1998. He filed his original petition on June 14, 2000. Accordingly Hair's claims based on the following legal theories, all of which carry two-year statutes of limitations, are time-barred: negligence (including res ipsa loquitur and gross negligence), strict liability, intentional infliction of emotional distress, and civil conspiracy. [FN3] The trial court correctly granted summary judgment on each of these claims as to all appellees.

FN3. This list encompasses all of Hair's claims against Pillsbury and Horton except negligent misrepresentation and all of his claims against Church & Dwight except breach of warranty.

[3] Limitations was the sole ground upon which Church & Dwight moved for summary judgment on Hair's breach of warranty claims. However, because the statute of limitations for a breach of warranty claim is four years, Hair's claim against Church & Dwight for breach of warranty is not time-barred. The trial court incorrectly granted summary judgment on the breach of warranty claim. We resolve this portion of Hair's third issue in his favor.

PREEMPTION BY WORKERS' COMPENSATION ACT

*7 [4] Hair's remaining claim against Pillsbury and Horton is purportedly based on negligent misrepresentation. However, Hair's allegations, in their entirety, state:

> Plaintiff would show that Defendants Pillsbury and Horton represented in writing and verbally that Plaintiff was not qualified to file for workers' compensation. Plaintiff relied upon said representations which proximately caused Plaintiff to lose valuable rights and benefits.

These allegations speak to nothing more than appellees' own evaluation that Hair's asthma was not a work-related injury that would be covered by the workers' compensation system. Under the Texas Workers' Compensation Act, an employer is authorized to contest the cause of alleged on-the-job injuries and the compensability of certain injuries. *Continental Coffee Prods. Co. v. Cazarez,* 937 S.W.2d 444, 452 (Tex.1996). Moreover, despite appellees' negative evaluation of Hair's claim, the record establishes they did process Hair's application for workers' compensation benefits in a timely fashion. Those benefits were denied, but Hair did not appeal that determination. He has lost any right to challenge that decision. Nothing in Pillsbury's or Horton's negative evaluation of Hair's claim suffices to remove this claim from the province of the Workers' Compensation Act, which is Hair's exclusive remedy for any work-related injury. *See McAlister v. Medina Elec. Co-op., Inc.,* 830 S.W.2d 659, 663 (Tex.App.-San Antonio 1992, writ denied) (act was exclusive remedy for worker claiming negligent infliction of emotional distress, even if worker's claim was ultimately not covered by act).

We conclude the Workers' Compensation Act provided Hair's exclusive remedy for his negligent misrepresentation claim. Accordingly, the trial court did not err in granting summary judgment on this claim.

CONCLUSION

We have reviewed appellant Hair's pleading and summary judgment response with an exceptionally liberal eye. Nevertheless, we conclude all of his claims against Pillsbury and Horton are barred by the applicable two-year statutes of limitations or by the preemptive effect of the Texas Workers' Compensation Act. As to those parties, we affirm the trial court's judgment.

However, appellant's claim for breach of warranty is not barred by the applicable four-year statute of limitations, which was the only ground on which Church & Dwight challenged the claim. Accordingly, as to this single claim against Church & Dwight, we resolve Hair's third issue in his favor. As to that claim, we reverse the trial court's judgment and remand this case for further proceedings.

Given this resolution, we need not address any of Hair's remaining issues.

END OF DOCUMENT

Ainsworth, 532 S.W.2d 640, 641 (Tex.Cr.App. 1976).

[2] As with an appellant whose case has been remanded for sentencing, assessing probation does not change the fact that a defendant has been convicted of an offense. *Clapper v. State*, 562 S.W.2d 250, 251–52 (Tex.Cr.App.1978). Following our decision to order a new trial on sentencing, Watkins remains convicted of murder; our judgment did not alter that. We conclude that he does not have a right to bail pending the new trial on sentencing, but may be granted bail at the court's discretion. Watkins' point of error is overruled.

The judgment of the trial court is **affirmed.**

C. HOLCOMB, J., not participating.


WEST
KEY NUMBER SYSTEM

G. Craig HUBBLE, Trustee,

v.

LONE STAR CONTRACTING CORPORATION.

No. 2–93–264–CV.

Court of Appeals of Texas, Fort Worth.

Aug. 23, 1994.

Rehearing Overruled Oct. 11, 1994.

Earth moving contractor brought action against property owner, seeking foreclosure of its mechanic's and materialman's lien. The 236th District Court, Tarrant County, Albert White, J., foreclosed lien, and owner appealed. The Court of Appeals, Lattimore, J., held that preponderance of evidence indicated that neither owner nor contractor intended repudiation before date more than four years prior to contractor's filing of suit, and, thus, action was not barred by four-year limitations period.

Affirmed.

1. Mechanics' Liens ⚷260(6)

Statutory mechanic's lien is only an incident to debt, and there can be no judicial foreclosure of lien if debt is barred by limitations.

2. Contracts ⚷216

Construction contract continues until work is completed by contractor, with periodic progress payments made by owner to contractor based on estimates of value of work completed in each period.

3. Limitation of Actions ⚷50(1)

Limitations begins to run on continuing contract at earlier of the following: (1) when work is completed; (2) when contract is terminated in accordance with its terms; or (3) when contract is anticipatorily repudiated by one party and repudiation is adopted by other party. V.T.C.A., Civil Practice & Remedies Code § 16.004.

4. Contracts ⚷313(1)

"Repudiation" is conduct which shows fixed intent to abandon, renounce, and refuse to perform contract.

See publication Words and Phrases for other judicial constructions and definitions.

5. Appeal and Error ⚷1008.1(2)

Findings of fact entered in case tried to court are of same force and dignity as jury's verdict.

6. Appeal and Error ⚷1008.1(2)

Trial court's findings of fact are reviewable for legal and factual sufficiency of evidence to support them by same standards as are applied in reviewing legal or factual sufficiency of evidence supporting jury's answer.

7. Appeal and Error ⚷989

In reviewing point of error asserting that finding is against great weight and preponderance of evidence, Court of Appeals must consider and weigh all of the evidence, both evidence that tends to prove existence of vital fact as well as evidence that tends to disprove its existence.

8. Appeal and Error ⚷1012.1(7.1)

If trial court's finding is so contrary to great weight and preponderance of evidence as to be manifestly unjust, point of error asserting that finding is against great weight and preponderance of evidence should be sustained, regardless of whether there is some evidence to support it.

9. Limitation of Actions ⚷197(1)

Preponderance of evidence indicated that neither earth moving contractor nor property owner intended repudiation of contract on date more than four years before contractor brought action for foreclosure of its mechanic's and materialman's lien, and, thus, action was not barred by four-year statute of limitations, even though there had been breach by property owner's failure to make progress payments, and there had been partial work stoppage by contractor, where there was unrebutted testimony that both parties were working to cure partial breach after that date, and contractor later performed additional reclamation work for project. V.T.C.A., Civil Practice & Remedies Code § 16.004.

10. Contracts ⚷322(4)

Failure of property owner to make timely progress payments is evidence of partial breach of construction contract but is not conclusive evidence of repudiation of complete continuing contract by owner.

G. Craig Hubble, pro se.

Richard G. Dafoe, Steven A. Hollis, Vial, Hamilton, Koch & Knox, Dallas, for appellee.

Before FARRIS, LATTIMORE and DAY, JJ.

OPINION

LATTIMORE, Justice.

Appellant G. Craig Hubble, Trustee ("Hubble"), appeals from a judgment in favor of appellee Lone Star Contracting Corp. ("Lone Star") in which the trial court foreclosed Lone Star's mechanic's and materialmen's lien on a three-acre tract (the "Property") owned by Hubble. On appeal Hubble raises three points of error contending that the trial court erred: (1) in granting judgment foreclosing Lone Star's lien on the Property because the lien is barred by limitations; (2) in failing to find that Lone Star's cause of action accrued for limitations purposes more than four years before the filing date of this suit; and (3) in failing to grant Hubble a declaratory judgment that Lone Star's lien was extinguished because the limitations period had run.

We affirm.

Lone Star is an earth moving contractor. Starting in 1983, Lone Star began work on a large contract at the south end of Lake Arlington known as the Enchanted Bays project. Though the work was done under one contract, it involved six different sections of land, each owned by a different partnership. All of the work involved in this suit was done on section six, which was owned by a partnership known as Park Lake Joint Venture ("Park Lake"). The agreement between Lone Star and Park Lake provided for monthly progress draws based on work actually performed during the preceding calendar month on estimates certified by the project engineer. The contract provided that five percent of each progress draw would be retained by the owner until the contract was completed. After about three years of work, Park Lake failed to pay four monthly progress draws that were due and payable on March 10, 1986, April 10, 1986, June 10, 1986, and September 10, 1986. To protect its interests, Lone Star filed its lien affidavit on November 3, 1986. The lien was filed on all six sections of the project for a total claimed sum of $1,590,507.57, of which Lone Star attributed $108,632.01 to section six.

Charles G. Starnes and Associates, Inc. ("Starnes") was the engineer on the Enchanted Bays project. When Starnes was not paid for its services, it filed a lien on section six of Enchanted Bays. Subsequently, Starnes filed suit against Park Lake to foreclose its lien and obtained a judgment ordering foreclosure of the lien on a three-acre tract (the "Property") located within section six. At the sheriff's sale, the Property was purchased by Hubble. Starnes did not notify Lone Star of its foreclosure, even though Lone Star had a lien on the Property. On October 31, 1990, Lone Star filed suit against Hubble, seeking foreclosure of its lien on that portion of section six owned by Hubble, and against Park Lake, seeking recovery of the sums due Lone Star by Park Lake. Hubble defended the action by asserting that Lone Star's claim was barred by the four-year statute of limitations. Hubble also sought a declaratory judgment that Lone Star's lien on his property was extinguished by expiration of the limitations period. Park Lake filed for bankruptcy protection and did not participate in the trial of this case.

In the contract, Lone Star was referred to as "Contractor" and the landowners, including Park Lake, were referred to as "Owner." Paragraph 4.10 of the contract states:

> The Contract will be considered as having been fulfilled, save as provided in any bond or bonds or by law, when all the work and all sections or parts of the project covered by the Contract Documents have been finished and completed, the final inspection made by the Engineer, and final acceptance and final payment made by the Owner.

Paragraph 9.9 of the Contract provides for a final estimate and final payment when all work was finished and the Contract was complete. At completion the project engineer was to prepare a certificate of completion and final estimate of the work performed, which the Owner was to pay within thirty days. Paragraph 9.9 also provides that "[a]ll prior estimates upon which partial payment has been made are subject to necessary corrections or revisions on the final estimate." Paragraph 4.8 addresses a situation where the Owner defaults before completion of the Contract:

> In case the Owner shall fail to comply with the terms of this Contract and should fail or refuse to comply with said terms within ten (10) days after written notification by the Contractor, then the Contractor may suspend or wholly abandon the work and may remove therefrom all machinery, tools, and equipment and all materials on the project that have not been included in payments to the Contractor and have not been wrought into the work. And thereupon, the Engineer shall make an estimate of the total amount earned by the Contractor, which estimate shall include the value of all of the work actually completed by said Contractor at the prices stated in the attached Proposal, the value of all partially completed work at a fair and equitable price, and the amount of all extra work performed at the prices agreed upon or provided for by the terms of this Contract, and a reasonable sum to cover the cost of any provisions made by the Contractor to carry the whole work to completion, and which cannot be utilized. The Engineer shall then make a final statement of the balance due the Contractor by deducting from the above estimate all previous payments by the Owner and all other sums that may be retained by the Owner under the terms of this Agreement and shall certify same to the Owner who shall pay to the Contractor, on or before thirty (30) days after the notification by the Contractor, the balance shown by said final statement as due the Contractor under the terms of this Agreement.

[1-4] A statutory mechanic's lien is only an incident to the debt, and there can be no judicial foreclosure of the lien if the debt is barred by limitations. *Holcroft v. Wheatley*, 112 S.W.2d 298, 299 (Tex.Civ.App.—Amarillo 1937, writ dism'd). The applicable limitations period for an action on a debt contracted before September 1, 1989 is four years.[1] TEX.CIV.PRAC. & REM.CODE ANN. § 16.004 (Vernon 1986). Typically, construction is performed under a continuing contract. In a continuing contract, the contemplated performance and payment is divided into several parts or, where the work is continuous and indivisible, the payment for work is made in installments as the work is completed.

1. The legislature has adopted TEX.PROP.CODE ANN. § 53.158 (Vernon Supp.1994), which provides for a two-year limitations period for filing suit to foreclose on a lien for contracts entered into after the effective date of the statute, September 1, 1989.

Godde v. Wood, 509 S.W.2d 435, 441 (Tex. Civ.App.—Corpus Christi 1974, writ ref'd n.r.e.); *City and County of Dallas Levee Improvement Dist. v. Halsey, Stuart & Co., Inc.,* 202 S.W.2d 957, 961 (Tex.Civ.App.—Amarillo 1947, no writ). Thus, a construction contract continues until the work is completed by the contractor, with periodic progress payments made by the owner to the contractor based on estimates of the value of work completed in each period. *Godde,* 509 S.W.2d at 441. Limitations begins to run on a continuing contract at the earlier of the following: (1) when the work is completed; (2) when the contract is terminated in accordance with its terms; or (3) when the contract is anticipatorily repudiated by one party and this repudiation is adopted by the other party. *Id.; Halsey,* 202 S.W.2d at 961; *Leonard v. Kendall,* 190 S.W. 786, 788 (Tex. Civ.App.—Dallas 1916, writ ref'd). Repudiation is conduct which shows a *fixed* intention to abandon, renounce, and refuse to perform the contract. *Continental Casualty Co. v. Boerger,* 389 S.W.2d 566, 568 (Tex.Civ.App.—Waco 1965, writ dism'd).

[5–8] The disposition of Hubble's three points of error may be resolved by answering a single question: When did the cause of action on the debt accrue for limitation purposes? The trial court made very specific findings of fact supporting its conclusion that limitations had not run when the suit was filed on October 31, 1990. Findings of fact entered in a case tried to the court are of the same force and dignity as a jury's verdict. *City of Clute v. City of Lake Jackson,* 559 S.W.2d 391, 395 (Tex.Civ.App.—Houston [14th Dist.] 1977, writ ref'd n.r.e.). The trial court's findings of fact are reviewable for legal and factual sufficiency of the evidence to support them by the same standards as are applied in reviewing the legal or factual sufficiency of the evidence supporting a jury's answer. *Okon v. Levy,* 612 S.W.2d 938, 941 (Tex.Civ.App.—Dallas 1981, writ ref'd n.r.e.); *First Nat'l Bank v. Kinabrew,* 589 S.W.2d 137, 146 (Tex.Civ.App.—Tyler 1979, writ ref'd n.r.e.). In reviewing a point of error asserting that a finding is "against the great weight and preponderance" of the evidence, we must consider and weigh all of the evidence, both the evidence that tends to prove the existence of a vital fact as well as evidence that tends to disprove its existence. *See Cain v. Bain,* 709 S.W.2d 175, 176 (Tex. 1986); *Ford Motor Co. v. Nowak,* 638 S.W.2d 582, 585 (Tex.App.—Corpus Christi 1982, writ ref'd n.r.e.). So considering the evidence, if a court's finding is so contrary to the great weight and preponderance of the evidence as to be manifestly unjust, the point should be sustained, regardless of whether there is some evidence to support it. *Watson v. Prewitt,* 159 Tex. 305, 320 S.W.2d 815, 816 (1959); *In re King's Estate,* 150 Tex. 662, 244 S.W.2d 660, 661 (1951).

Here, it is clear that all of the work contemplated by the contract was not completed. Nor is there any evidence that the contract was terminated in accordance with its terms, since there was no written notice of termination by either party, and a final billing statement was not prepared by the project engineer. All parties agree the Owner partially breached the contract by failing to make progress payments on four payment requests submitted by the Contractor and Engineer to the Owner. The remaining questions are whether this breach was a repudiation by the Owner, and if so, whether the Contractor adopted the Owner's repudiation before October 31, 1986.

Lone Star's theory, which was accepted by the trial court, was that the contract was not repudiated before June 1, 1987. Paul Bosco, Lone Star's president, testified that Lone Star continued to work on the project into October 1986, and did some additional work in May 1987. Lone Star had construction equipment on the Property until May 1987. Bosco testified that the parties continued to work towards a resolution of the breach and that the Owner promised additional funding could be secured if some additional work could be completed. Bosco also testified it was his hope that if he continued to do work, the project could be brought to a stage of completion where it could be sold and Lone Star could be paid out of the proceeds. Lone Star filed a lien on the Property on November 3, 1986. The trial court made the following findings of fact:

23. During the period from November, 1986 through April, 1987, Lone Star, Park Lake, and various Enchanted Bays Partners negotiated concerning the amounts payable to Lone Star for progress payments for work then performed and materials supplied and concerning the completion of the Enchanted Bays Project and the Excavation Agreement. Lone Star at all times in good faith believed that only if the Enchanted Bays Project were successfully completed would Lone Star have a good chance of being paid in full, since the project would not bring enough to pay even the lenders on the project in a partially completed state. Lone Star had been working with many of the Enchanted Bays Partners for over three (3) years, since 1983.

24. In or about May, 1987, Lone Star believed that the Enchanted Bays Project had an opportunity to obtain either a sale or additional financing if some additional reclamation work were performed. Accordingly, in May, 1987, Lone Star performed additional reclamation work for the Enchanted Bays Project including Section Tract 6.

....

45. Sometime after June 1, 1987, Lone Star began to believe that Park Lake would never obtain additional funding to complete the work on the Enchanted Bays Project.

Hubble relies primarily on Lone Star's pleadings to support its contention that Lone Star repudiated the contract when it temporarily stopped work on October 3, 1986. Lone Star's Original Petition states that Lone Star "stopped work on the project in or about October, 1986," and that "Lone Star's cessation of work under the contract was justified and excused by reason of the failure of the Venture to continue to make progress payments...." The pleading does not speak of repudiation, however. There was evidence that Lone Star stopped work on October 3, 1986 and did no further work on the project until May 1987, when it did work on another section. Hubble also points to the November 4, 1986 lien as evidence of an earlier repudiation by Lone Star, although this date is within four years of the filing of the suit.

[9, 10] We agree with the trial court that the preponderance of the evidence indicates that neither Lone Star nor Park Lake intended a repudiation before October 31, 1986, even though there had been a breach by Park Lake, and a partial work stoppage by Lone Star. As previously stated, repudiation is conduct that shows a *fixed* intention to abandon, renounce, and refuse to perform the contract. *Boerger*, 389 S.W.2d at 568. The failure of the owner to make timely progress payments is evidence of a partial breach but is not conclusive evidence of a repudiation of the complete continuing contract by the owner. Hubble did not rebut testimony by Bosco that both parties were working to cure the partial breach after October 31, 1986. We hold that the trial court's findings of fact are not against the great weight and preponderance of the evidence. Thus, the four-year statute of limitations had not run when Lone Star filed suit on October 31, 1990, and Hubble's limitation defense fails. Points of error one, two and three are overruled.

The judgment of the trial court is affirmed.


WEST
KEY NUMBER SYSTEM

Ruben FLORES, Appellant,

v.

The STATE of Texas, Appellee.

Nos. 07-93-0348-CR, 07-93-0349-CR, 07-93-0350-CR, 07-93-0351-CR, 07-93-0352-CR.

Court of Appeals of Texas, Amarillo.

Aug. 23, 1994.

Discretionary Review Refused Dec. 14, 1994.

Defendant was found guilty of five separate Class A misdemeanor offenses of promotion of obscene material after bench trial

EXHIBIT B


GAO
Accountability * Integrity * Reliability

United States General Accounting Office
Washington, DC 20548

April 11, 2003

The Honorable John D. Dingell
Ranking Minority Member
Committee on Energy and Commerce
House of Representatives

The Honorable Edward J. Markey
Ranking Minority Member
Subcommittee on Telecommunications
and the Internet
Committee on Energy and Commerce
House of Representatives

Subject: *Follow-up Report on Matters Relating to Securities Arbitration*

Our June 2000 report *Securities Arbitration: Actions Needed to Address Problem of Unpaid Awards* revealed that, although investors had won a majority of awards against brokers, a high proportion of those awards had not been paid.[1] Nearly all of the unpaid awards involved cases decided in the National Association of Securities Dealer's (NASD) arbitration program and most involved brokers that had left the securities industry. A year later we reported on limited data suggesting that the rate of unpaid awards had declined.[2] However, we noted that given the short time period that the data covered, regulators needed to continue monitoring the payment of the awards to determine whether additional steps need to be taken. Arbitration attorneys and claimants have also expressed concern about the timeliness of NASD's updating of arbitrator disclosure information, which can be used by the parties in arbitration to judge the competence and objectivity of arbitrators, and with NASD's ability to remove arbitrators from cases if conflicts arise. In addition, arbitration attorneys also expressed concern about the use of motions to dismiss and motions for summary judgment to terminate NASD-administered arbitration cases.[3]

---

[1] U. S. General Accounting Office, *Securities Arbitration: Actions Needed to Address Problem of Unpaid Awards*, GAO/GGD-00-115 (Washington, D.C.: Jun. 15, 2000).

[2] U. S. General Accounting Office, *Evaluation of Steps Taken to Address the Problem of Unpaid Arbitration Awards*, GAO-01-654R (Washington, D.C.: Apr. 27, 2001).

[3] There are basically two categories of motions for prehearing dismissal. Motions to dismiss are based exclusively on the allegations of the statement of claim. Motions for summary judgment are those that depend, at least in part, on some facts that go beyond those allegations.

Comments from NASD

Linda D. Fienberg
President, Dispute Resolution
Executive Vice President and Chief Hearing Officer, Regulatory Policy and Oversight


NASD

March 26, 2003

Mr. William O. Jenkins, Jr.
Director, Financial Markets and Community Investment
U.S. General Accounting Office
441 G Street, N.W.
Washington, D.C. 20548

Re: *Follow-up Report on Matters Relating to Securities Arbitration*

Dear Mr. Jenkins:

NASD appreciates the opportunity to comment on the GAO Report entitled: *Follow-up Report on Matters Relating to Securities Arbitration* (GAO Report or Report).

The GAO Report covered three areas:

1. Improvements in the rate of unpaid arbitration awards in NASD's forum;
2. Enhancements to NASD's procedures to ensure timely updating of arbitrator disclosure information and to remove arbitrators from cases; and
3. The use of dispositive motions in arbitration.

We respond below to the GAO's findings in each of the three areas and describe numerous initiatives NASD has implemented to improve our arbitration forum. We highlight the improvement in award payment results since the GAO's review of 1998 cases and provide a complete picture of the results of NASD arbitration cases involving public investors in 2001. We also discuss our proposed actions to implement the GAO recommendations regarding measures to address further the problem of terminated broker-dealers failing to pay awards. In addition, we discuss NASD initiatives to improve arbitrators' disclosures of relationships they have with participants in the arbitrations before them. Last, we examine NASD's approach to dispositive motions.

Executive Summary

GAO previously found that that a large percentage of the 1998 NASD arbitration awards was not paid. NASD committed to Congress to implement significant procedural changes to increase the number of paid awards. These changes had a positive impact. As a result, both the percentage of unpaid awards and the percentage of unpaid damages in 2001 declined significantly. As in 1998, over 80 percent of the 2001 cases in which awards were unpaid involved a terminated broker-dealer or associated person – that is a firm or individual who is no longer in good standing with NASD and therefore unable to sell securities to the public.

GAO's review of arbitration awards issued in 2001 shows that the majority of the 719 NASD arbitration awards in which arbitrators granted relief to investors were paid in full. Specifically, awards were fully paid in two-thirds (67 percent) of the cases. Additionally, investors received

Investor protection. Market integrity.

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Washington, DC
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partial payment in three percent of the cases. This is a dramatic improvement from the 1998 awards that the GAO studied in the 2000 Report.

GAO found that, of the cases NASD closed in 2001, only 34 percent were resolved by arbitrator decision. Most of the remainder resulted in settlements. Of the claims decided by arbitrators, 53 percent resulted in an award in favor of the investor. Accordingly, the combination of settlements and awards reflects that over 70 percent of the cases filed in the NASD forum in 2001 resulted in a disposition favorable to the investor. In effect, the damages awarded to investors in the 719 cases studied by GAO represent only a fraction of the compensation granted to investors through the NASD forum. When viewed in that context, the 224[1] cases in which a customer award was not paid represent about six percent of the 3,499 investor cases that NASD closed in 2001. While NASD is concerned about even one unpaid award, the significant improvement over the 1998 results demonstrates that the measures we have implemented have been effective. And, since many of the cases in which awards were issued in 2001 were filed before these new initiatives were in place, we expect these positive effects to continue.

Call for a Forum on Unpaid Awards

NASD recognizes that an effective dispute resolution process is an integral part of securities industry regulation and that new measures to prevent unpaid awards should be part of the larger effort to restore investor confidence. NASD concurs with GAO's recognition that the problem of unpaid awards goes beyond the scope of NASD's authority, and also with GAO's recommendation that a broad range of participants in the securities arbitration field – government regulators, SROs, investors, broker-dealers, registered representatives, and other interested parties – convene to address important "next steps" in solving the problem of unpaid awards.

NASD also concurs with GAO's findings that NASD is addressing appropriately the important task of providing updated information on arbitrator disclosures and properly managing dispositive motions.

I. Unpaid Arbitration Awards

GAO's 2000 Report on Arbitration Award Payment

The GAO's June 2000 Report, *Securities Arbitration: Actions Needed to Address Problem of Unpaid Awards* (2000 Report), concerning payment of 1998 arbitration awards, concluded that 49 percent of those awards were not paid at all and an additional 12 percent were only partially paid. NASD made several significant commitments in response to the 2000 Report, all of which we have fulfilled. We provide a summary of NASD's five initiatives as follows:

1. Require member firms and associated persons to notify NASD Dispute Resolution when they have satisfied an award.

[1] GAO reported 236 unpaid awards. As discussed in more detail below, NASD suggests that the actual number of unpaid awards is 224.

Mr. William O. Jenkins, Jr.
March 26, 2003
Page 3

NASD Dispute Resolution issued Notice to Members 00-55, effective September 18, 2000, which requires firms to certify that they have paid or complied with an award against them or their associated persons within 30 days after service of the award. Since September 2000, NASD Dispute Resolution has been sending two new letters to the parties when it serves awards. We send one letter to members and associated persons against whom an award has been rendered. It requires members to inform NASD Dispute Resolution whether they or their associated persons have paid awards against them.[2] NASD Dispute Resolution begins the process to suspend members or associated persons from NASD if the 30-day period has passed and payment of the award has not been confirmed or the respondent has not met one of the enumerated justifications for non-payment. If suspended, the firm or individual cannot sell securities to the public or reenter the industry until the award is satisfied.

2. Request in the award service letter that investors notify NASD Dispute Resolution if the award has not been paid within thirty days of service.

Notice to Members 00-55 also invites claimants to inform NASD Dispute Resolution if the firm or associated person has not paid the award so that NASD can begin the suspension process. The second letter, also implemented in September 2000, is sent to all parties with service of their award. It restates the requirement to pay awards within 30 days of service, and requests parties who have prevailed against a member or associated person to inform NASD Dispute Resolution if their award has not been paid within the 30-day period.

3. Propose a rule amendment that a firm that has been terminated, suspended, or barred from the NASD, or that is otherwise defunct, cannot enforce a predispute arbitration agreement against a customer in the NASD forum.

The Boards of NASD Dispute Resolution and NASD approved this proposal in December 2000. The SEC approved the rule change on April 6, 2001.[3] The rule change was effective for all claims served on or after June 11, 2001, giving investors the option of taking claims to court if the brokerage firm is no longer in business.[4]

4. Advise claimants in writing at the time of claim filing of the status of a firm or associated person (e.g., terminated, out of business, or bankrupt) so they can evaluate whether to proceed with arbitration.

We implemented this procedure in June 2001, in connection with the previous item. Dispute Resolution sends notice letters to claimants at the time the claim is served.

[2] The firm or associated person also may provide a justification for non-payment: for example, that the parties have agreed to installment payments, that the award has been modified or vacated by a court, that a motion to vacate or modify the award has been timely filed with a court of competent jurisdiction and such motion has not been denied by that court, that there is a pending bankruptcy petition, or that the award has been discharged in bankruptcy.

[3] Exchange Act Release No. 44158 (April 6, 2001) (File No. SR-NASD-01-08), 66 Federal Register 19267 (April 13, 2001).

[4] Through March 18, 2002, 33 out of 399 eligible customers exercised this option.

Mr. William O. Jenkins, Jr.
March 26, 2003
Page 4

5. Propose a rule amendment to provide streamlined default proceedings where the terminated or defunct member or associated person does not answer or appear, but the claimant affirmatively elects to pursue arbitration.

The Boards of NASD Dispute Resolution and NASD approved this proposal in October 2001. The SEC issued an order approving the rule change on July 17, 2002, for all claims filed on or after October 14, 2002.[5] This rule provides an expedited default procedure for situations in which a suspended, terminated, or otherwise defunct member or associated person fails to answer a claim in an arbitration proceeding, but the claimant nevertheless elects to pursue arbitration. The procedures are designed to make it easier for claimants to obtain an award against a defunct, non-answering party that the investor can then seek to enforce in court.[6]

NASD also developed and publicized Web site information to focus investor attention on the possibility of unpaid arbitration awards. That information includes a reference to the 2000 GAO study on unpaid awards and a link to the GAO Web site and the 2000 Report. NASD also took action to encourage investors to investigate their broker's background more thoroughly before investing.

GAO's Study of 2001 Award Results

Review of the Data

GAO's review of arbitration awards issued in 2001 shows that the majority of the 719 NASD arbitration awards in which arbitrators granted relief to investors were paid in full. Specifically, awards were fully paid in two-thirds (67 percent) of the cases. Additionally, investors received partial payment in three percent of the cases. This is a dramatic improvement from the 1998 awards that the GAO studied in the 2000 Report. Nevertheless, NASD recognizes that more remains to be done.

NASD Department of Enforcement Actions Related to Arbitration Awards

Under current procedures, if a respondent member firm or associated person does not pay an arbitration award in a timely fashion, Dispute Resolution begins a suspension proceeding by advising that NASD intends to suspend the member in 15 days. NASD's Department of Enforcement is responsible for litigating these matters and, under the NASD Code of Procedure, an NASD professional hearing officer serves as the sole trier of fact.

NASD's Department of Enforcement tracks its actions by calendar year rather than on the basis of the year in which an arbitration case closed. We are not able to match the Department of Enforcement actions with the specific cases covered in the GAO study of arbitration awards issued in 2001. However, the following information related to calendar year 2002 provides an example of the scope and nature of the actions taken to enforce arbitration awards: In 2002,

[5] Exchange Act Release No. 46221 (July 17, 2002) (File No. SR-NASD-2002-15), 67 Federal Register 48237 (July 23, 2002).

[6] Because the rule went into effect so recently, there are no meaningful data on its use.

NASD sent out 248 "15-day letters" (warning of possible suspension in 15 days) for failure to comply with arbitration awards or arbitration and mediation-related settlement agreements. The vast majority – 154 individuals or firms – either settled or paid the awards in full after receiving NASD's letter. NASD suspended another 33 individuals who failed to request a hearing or to raise a valid defense after receiving a "15-day letter." The remaining 48 matters culminated in hearings, with more than one-third of those resulting in settlements or payments of the awards in full.[7]

NASD Department of Enforcement Actions Related to Arbitration Awards Issued in 2001

The GAO noted that in seven of the 2001 awards that were unpaid, the individual or firm requested a hearing. NASD's Department of Enforcement disposed of these matters,[8] and, in one case, the respondent paid the $33,000 award prior to the disciplinary hearing.

NASD suspended all active firms or individuals who did not promptly fulfill their obligations. The remaining awards were unpaid because of terminated membership, bankruptcy, or court challenges to the awards. Federal bankruptcy law provisions and NASD By-Laws prohibit disciplinary action for non-payment in these circumstances. These numbers demonstrate that NASD has used every available means to ensure payment of awards and settlements, and has aggressively pursued disciplinary action against those who nevertheless fail to pay.

Adjustments to Unpaid Award Data

The GAO Report observes that respondents did not pay 236 of the 719 arbitration awards issued in 2001 in the customer's favor. NASD suggests that the number of unpaid awards, and associated amounts, should be adjusted based on updated information of the payment status of these matters.

> Two Awards Subsequently Paid
> As indicated above, in one case, an award counted as unpaid was subsequently paid prior to the requested disciplinary hearing. In another case, the respondent paid the award after the court denied the motion to vacate. These cases should not be included in the number of unpaid awards. This reduces the number of unpaid awards to 234.
>
> Three Awards Vacated by a Court
> GAO noted that motions to vacate had been filed in 17 of the cases involving unpaid awards. In three of these cases, a court decision to vacate the award nullified the award

[7] Of the 48 matters that resulted in hearings, 15 individuals or firms settled or paid the awards in full prior to a hearing. Three matters resulted in bankruptcy filings. Seven individuals were suspended by decision after a hearing took place. Three cases were dismissed after a hearing took place, and the hearing officer found the respondents had a bona fide inability to pay the award. Six matters were dismissed because of a pending motion to vacate the arbitration award in court. Six matters were dismissed prior to hearing by the Department of Enforcement based on a review of financial information and a determination of a valid inability to pay. The remaining 8 hearings were set for dates in 2003.

[8] Two matters resulted in bankruptcy filings. Two matters resulted in suspensions. One matter resulted in a termination. One matter was dismissed based on inability to pay. One matter was dismissed because a motion to vacate was filed. One matter was dismissed because the award was paid. One matter is still pending. Note: numbers do not add up to seven because, in some cases, there were multiple dispositions (e.g., one party filed for bankruptcy but the case proceeded against the remaining party).

Mr. William O. Jenkins, Jr.
March 26, 2003
Page 6

and therefore the obligation to pay. Thus, these three cases should not be included in the number of unpaid awards. This further reduces the number of unpaid awards to 231.

Seven Motions to Vacate Still Pending
In seven of the cases involving unpaid awards, motions to vacate the awards are still pending in court.[9] While it is true that, as a technical matter, these awards are not yet paid, the firms and individuals in these cases do not have an obligation to pay unless the court denies the challenges to the award. Accordingly, these seven cases should be excluded from the calculation of unpaid awards until the courts decide the motions to vacate. Excluding these seven cases reduces the meaningful number of unpaid awards to 224.

Adjustments to Unpaid Award Amounts
The Report states that 55 percent (approximately $55 million) of the $100 million awarded to customers in the 2001 awards studied was unpaid. We suggest that the amount of total damages awarded and the total damages unpaid also should reflect the pending motions to vacate and those decided in favor of the respondent, and the two awards paid after threat of suspension or denial of the motion to vacate. The result of excluding these cases is to reduce the total damages owed by $4.2 million. With this adjustment, the damages remaining unpaid are approximately $50.5 million out of $96 million, or a total of 53 percent unpaid.[10] Of course, this reduced figure is still entirely too high, and is of great concern to NASD.

Unpaid Awards in Context

As the GAO pointed out in its earlier 2000 Report, awards alone do not tell the entire story of investor results in arbitration and, in fact, represent only one of several ways investors can recover damages for their losses.

In 2001, NASD processed 3,499 public customer cases. Of these, nearly two-thirds were resolved without the need for an arbitrator to decide the matter. In over 55 percent of the cases that NASD closed (i.e., 1,927 cases), the parties agreed on a resolution, either through direct negotiation, mediation, or in a stipulated award. (See Exhibit 1 attached). These cases resulted in economic recovery for the investor claimants. Claimants withdrew another seven percent of the cases. NASD does not require investors to specify reasons for withdrawals, but it is likely that most of the withdrawn cases also involved settlements, and thus resulted in recoveries for the investor claimants.

[9] The court denied the motion to vacate in the remaining six of the 17 cases listed by GAO as being subject to a motion to vacate. In each of these cases, NASD pursued suspension after the court denied the motion to vacate. Each of the involved firms and individuals has been suspended or terminated, and the underlying awards, totaling $4.4 million, have not been paid.

[10] Moreover, we note that several unpaid awards exceeded $1 million. Specifically, the 11 largest unpaid awards, constituting less than five percent of the unpaid awards, all exceed $1 million and comprise 42 percent of the unpaid damages total ($21.2 million). These very large awards present a skewed picture of the results; this is demonstrated by the additional fact that the median unpaid award amount was approximately $70,000, and nearly 60 percent of the unpaid awards involved less than $100,000. Excluding these 11 large cases as statistical "outliers" further reduces the unpaid damages to 39 percent of the total dollars awarded.

In sum, of the cases NASD closed in 2001, only 34 percent were resolved by arbitrator decision. Of the claims decided by arbitrators, 53 percent resulted in an award in favor of the investor. Accordingly, the combination of settlements and awards reflects that over 70 percent of the cases filed in the NASD forum in 2001 resulted in a disposition favorable to the investor. In effect, the damages awarded to investors in the 719 cases studied by GAO represent only a fraction of the compensation granted to investors through the NASD forum. When viewed in that context, the 224 cases in which a customer award was not paid represent about six percent of the 3,499 investor cases that NASD closed in 2001. The significant improvement over the 1998 results demonstrates that the measures NASD has implemented have been effective. And, since many of the cases in which awards were issued in 2001 were filed before these new initiatives were in place, we expect these positive effects to continue.

NASD's Regulatory Initiatives

In addition to the efforts of Dispute Resolution to address the problem of unpaid awards, NASD has implemented significant measures to promote the fairness and efficacy of NASD's arbitration system. These initiatives include restrictions on expungement of awards from the Central Registration Depository (CRD) system, prohibitions against use of NASD regulatory "close-out" letters in related proceedings (such as arbitration), preventing parties who have not paid arbitration awards from becoming members of NASD, enhanced reporting of civil and criminal complaints and arbitration claims, and the systematic review of new arbitration claims.

Expungement of CRD Records

In 2002, NASD worked to preserve the integrity and accessibility of its public records system. Specifically, in October 2002, NASD's Board of Governors approved a rule proposal limiting the removal of customer dispute information from the CRD.[11] The CRD system, which is operated by NASD's Regulatory Services and Operations Division, is the registration and licensing system for the United States securities industry and its federal and state securities regulators and SROs. NASD and the North American Securities Administrators Association (NASAA) jointly administer the CRD system. The new CRD policy will be implemented after NASD's rule proposal is reviewed and approved by the SEC.[12] It will make permanent a moratorium imposed in early 1999, requiring that a court must confirm any arbitration order before customer dispute information can be removed from CRD. In addition, NASD members and associated persons would be required to make NASD a party to a court proceeding seeking to confirm an arbitration expungement order. NASD will oppose attempts to confirm expungement awards unless the elimination of the information is based on findings by the arbitrators or judge that the subject matter of the claim or the information in the CRD system: (1) is without factual basis (i.e., is factually impossible or unclear); (2) fails to state a claim (i.e., fails to state a claim upon which relief can be granted or is frivolous); or (3) is defamatory in nature. NASD also proposes to include a process by which it will waive the requirements to be made a party if it determines that the expungement meets one of the above standards.

[11] NTM 01-65; NASD News Release, Oct. 1, 2002.

[12] NASD filed the proposed new rule (Rule 2130) with the SEC on November 19, 2002 and filed an amendment to the proposed rule with the SEC on January 28, 2003. On March 4, 2003, the SEC published notice of the proposed new rule for comments from interested persons. Securities Exchange Act Rel. No. 47435, 2003 SEC LEXIS 507 (Mar. 4, 2003).

Mr. William O. Jenkins, Jr.
March 26, 2003
Page 8

The goal of the proposed rule is to balance investor protection and the investor's ability to make an informed decision with the legitimate fairness issues of individuals.

Use of NASD Regulatory Policy and Oversight "Close-out Letters" in Related Proceedings

In 2002, NASD issued Notice To Members 02-53 indicating that it has revised the letters NASD sends to customers and members when a determination is made to close an investigation without disciplinary action. The revised letters now state that a determination by NASD not to take action against a member or a member's associated person has no evidentiary weight in any mediation, arbitration, or judicial proceeding. Further, the notice states that NASD considers it inconsistent with its conduct rules (just and equitable principles of trade)[13] for a member or a member's associated person to attempt to introduce such a determination into evidence in any mediation, arbitration, or judicial proceeding.

NASD's decision to close out an investigation without further action can be the result of many factors unrelated to the merits of a complaint, such as jurisdictional limitations, the existence of an ongoing investigation, resource limitations, or a completed enforcement action by another regulator. Accordingly, NASD made clear that it is unethical and misleading to suggest to an arbitrator, mediator, or adjudicator that NASD's decision not to pursue an investigation is probative evidence in a dispute on a related claim.

Preventing Parties with Unpaid Awards from Becoming Members of NASD

In January 2003, NASD proposed rule amendments that strengthen NASD's authority to preclude firms from using structural changes to avoid meeting their arbitration obligations to investors by enhancing the authority to screen membership applications. NASD has filed with the SEC a proposed rule change to amend NASD Rule 1014 to clarify the current standards of membership admission.[14] The amendment would specifically allow consideration of the existence of unpaid arbitration awards or other adjudicated customer awards, as well as pending arbitration claims, when reviewing membership applications.

Enhanced Reporting of Criminal and Civil Complaints and Arbitration Claims

In August 2002, NASD filed with the SEC a proposed rule change to amend NASD Conduct Rule 3070 to broaden the reporting requirements. The SEC approved the proposed rule change on March 3, 2003.[15] The rule change requires members promptly to file copies with NASD of certain criminal and civil complaints and arbitration claims filed in other forums against a member or a person associated with a member. The purpose of the rule change is to improve the quality and flow of information to NASD with respect to allegations of broker misconduct, so that NASD can enhance investor protection efforts by promptly taking appropriate regulatory action to address the specific alleged misconduct and to prevent similar or related misconduct in the future.

---

[13] NASD Conduct Rule 2110.

[14] File No. SR-NASD-2003-007, filed January 16, 2003.

[15] Securities Exchange Act Rel. No. 47434 (Mar. 3, 2003).

Mr. William O. Jenkins, Jr.
March 26, 2003
Page 9

Review of New Arbitration Claims

In June 2002 NASD's Regulatory Policy and Oversight Division began a review of new arbitration claims as part of its effort to spot trends early that adversely impact investors. These measures, combined with the continued impact of the initiatives described above, should improve future award payment results.

GAO Recommendation Regarding Web Site Information

The Report recommends that NASD Dispute Resolution make available on its Web site current statistics showing the frequency with which arbitration awards against defunct brokers are not fully paid. The NASD Web site currently contains information helpful to investors by highlighting the difficulty in using NASD enforcement procedures to force payment when a firm or broker is out of the securities business. In addition, our Web site provides a direct link to the GAO Web site and the information needed to obtain the 2000 Report on unpaid awards. As GAO suggests, we will consider additional ways to enhance the education of investors about the problems associated with terminated members and the payment of awards. NASD strives to strike a balance of disclosing information while not discouraging investors from filing valid claims. With that concern in mind, we will develop an approach to enhance the data available to investors to enable them to make more informed decisions about whether to pursue a claim.

GAO Recommendation for a Feasibility Study

The problem of terminated or defunct firms failing to fulfill monetary obligations is not unique to the arbitration process. As in 1998, over 80 percent of the 2001 cases in which awards were unpaid involved a terminated broker-dealer or associated person. Thus, the same collection problems would exist if investors brought their complaints in a civil court proceeding: it is very difficult to collect funds from a defunct or bankrupt entity that has little or no assets. Nevertheless, NASD believes that, because the securities arbitration process is part of an overall regulatory system, it should strive to provide mechanisms that are more effective than the civil court system in these circumstances. The GAO proposes bringing together expertise from many interests (such as the Securities and Exchange Commission, self-regulatory organizations and other regulators; investors; brokerage firms; and registered representatives) to address the problem. NASD welcomes the opportunity to participate with the GAO, Congress, the SEC, other SROs, and other interested parties to consider appropriate means to address the problem of unpaid awards. Such a group could assess the feasibility of some of the alternative approaches noted by the GAO in the 2000 Report such as:

- A change in the net capital rule;
- Insurance or bonding requirements; or
- Expanded SIPC coverage or a separate SIPC type of fund for unpaid arbitration awards.

In addition, NASD believes the participants should include consideration of changes to the Bankruptcy Code or requiring bonds at the time claims are filed for firms with marginal net capital reserves or with a questionable regulatory history.

NASD recognizes that any proposed solution has positive and negative aspects and must fit within the overall regulatory scheme protecting the investing public. Some approaches will involve legislative solutions. Others will require regulatory changes that will invoke the formal rule-making apparatus of the Administrative Procedure Act. Still other improvements will require various entities to change internal procedures and systems. As GAO recognizes, solving the problem of unpaid arbitration awards at this juncture goes beyond the scope of NASD's authority, and will involve a broad coalition of participants.

II. Initiatives Related to Arbitrator Disclosure

The new GAO Report notes NASD Dispute Resolution's improved procedures to monitor the receipt and entry of arbitrator update information. In recent years, NASD Dispute Resolution has instituted numerous changes responsive to recommendations contained in prior GAO reports such as:

- Establishing formal arbitrator qualification standards;
- Creating a training requirement in 1993 and a testing requirement in 1998 for new arbitrators;[16]
- Periodically collecting questionnaires from all members of the arbitration roster to verify the accuracy of their background and experience;
- Instituting the Neutral List Selection System (NLSS), in November of 1998, which gives the parties significant control in the selection of their panel; and
- Creating in 1999 the Director of Neutral Management position with central responsibility for all neutral qualification and maintenance issues.

In 1999, the NASD staff updated the records of over 6,500 arbitrators based on the arbitrators' responses to a November 1998 questionnaire, and eliminated from the roster arbitrators who failed to respond to the questionnaire. Dispute Resolution senior staff members conduct regular audits to ensure that the staff inputs in a timely manner important updates provided by arbitrators.

NASD Dispute Resolution recognizes the importance of updating its arbitrator records in a timely and accurate manner. We believe that when parties consider an arbitrator for possible service, they should have information that is up-to-date, correct, and relevant. To strengthen our procedures in this area, Dispute Resolution took the following actions to supplement its existing efforts:

- *Centralized Roster Maintenance Function*: Beginning in November 2000, the Department of Neutral Management, located in New York City, became solely responsible for updating and revising arbitrator records. This centralization makes record maintenance easier to control and reduces the possibility of errors.
- *Online Update Form*: Since November 15, 2000, arbitrators have been able to update their records online via NASD Dispute Resolution's Web site. We have

[16] We have revised and updated the arbitrator training program and materials several times since 1993.

designed an easy, step-by-step form that allows arbitrators to update their information and to submit it electronically to the Department of Neutral Management.[17]

- *Exchange of Arbitrator Disclosure Reports*: Since November 1, 2000, arbitrators serving on three-person panels receive a copy of the disclosure reports of their fellow arbitrators. This practice gives arbitrators a better understanding of the expertise and background of the people with whom they are serving, and encourages panel members to consider the disclosures made by other arbitrators and to make similar disclosures themselves.

- *Redesign of the Computer System:* NASD Dispute Resolution has begun an ambitious project to redesign its legacy computer system. The new system, (MATRICS[18]), will be implemented in phases over the next few years and will feature a web-based gateway for parties, counsel, arbitrators, mediators, and staff. Among other things, the new system will enable neutrals to access and update their own records on our system.

As noted in the GAO Report, NASD in March 2001 amended the Code of Arbitration Procedure to allow NASD to remove an arbitrator from a case after a pre-hearing conference or a hearing has started.[19] The removal can only be based on new information that was not known to the parties at the time of the arbitrator's appointment, but that the arbitrator should have disclosed under NASD rules. The authority to remove an arbitrator at these stages can only be exercised by the President of Dispute Resolution or the Director of Arbitration; it cannot be delegated.[20] This new power enhances our ability to enforce the requirement that arbitrators make all required disclosures to parties.

III. The Use Of Motions to Dismiss and Motions for Summary Judgment in Arbitration

The GAO Report also reviews the use of dispositive motions, such as motions to dismiss or for summary judgment, in arbitration. NASD's rules do not prohibit parties from filing dispositive motions; nor do they prohibit arbitrators from granting them. And, as GAO notes, courts have consistently recognized NASD arbitrators' authority to rule on dispositive motions. Nevertheless, as the GAO Report concludes, dispositive motions are rare in NASD arbitrations.

We fully agree with the GAO Report that parties deserve the opportunity to be fully and fairly heard. NASD attempts to provide procedural safeguards by administratively managing this motion practice to ensure that each side gets a fair opportunity to be heard on any matter presented to the arbitrators. Our administrative procedures and arbitrator training focus on providing that opportunity. While arbitrators may address such motions prior to the beginning of a hearing, the arbitrators always accept arguments from all sides, either through written

[17] Arbitrators may also print the form, complete it by hand, and fax or mail it to the Department of Neutral Management.

[18] MATRICS is an acronym for Mediation and Arbitration Tracking and Retrieval Interactive Case System.

[19] Code of Arbitration Procedure, Rules 10308(d)(2) and 10312(d)(2).

[20] As the GAO Report notes, NASD exercised this authority nine times in 47 instances from March 2001 through the end of 2002.

Mr. William O. Jenkins, Jr.
March 26, 2003
Page 12

submissions or oral argument, before ruling. Further, the full panel is always involved in these decisions. We allow the parties to practice advocacy as they choose and try to provide a fair and efficient mechanism to assist the parties in reaching a resolution.

IV. Conclusion

We concur with GAO's findings about the efficacy of NASD's arbitrator disclosure process and with its findings concerning dispositive motions. We are pleased that the many steps we have taken to improve these processes have been effective.

The scope of the unpaid award problem has diminished significantly since 1998. NASD Dispute Resolution's initiatives and the changes implemented by NASD's Regulatory Policy and Oversight and Regulatory Services and Operations Divisions should result in continuing improvement. Nevertheless, as the GAO notes, regardless of how effective and fair the arbitration process may be, unpaid awards can erode investors' confidence in arbitration and in the securities markets. Further, the vast majority of broker-dealers, which meet their award obligations fully, are harmed by the unscrupulous practices of a very small number of firms, which do not. When investors expend the time, effort, and resources to pursue a claim, it is critical to the integrity of the process that arbitrators' awards be satisfied. An effective dispute resolution process is an integral part of an efficient marketplace, and new measures to prevent the problem of unpaid awards should be part of the larger effort to restore investor confidence.

Thank you for the opportunity to respond to the GAO Report and to work with your staff to help fashion responsive initiatives. If you have any questions or require further information, please contact me at (202) 728-8407.

Very truly yours,



Linda D. Fienberg
President

cc: Orice M. Williams - GAO
David Tarosky - GAO
Robert Love - SEC


Exhibit 1
How Investor Cases
Closed
2001
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1927
937
256
261
98
20
# of Cases
Cases Closed Before Service
Cases Withdrawn by Claimant
Parties Agreed on Resolution
Closed Due to Bankruptcy or Court Stay
Cases Decided by Arbitrators After a Hearing
Cases Decided by Arbitrators on Pleadings and Documents Only

(250081)

EXHIBIT C

Notice to Members

JANUARY 2005

SUGGESTED ROUTING

Legal and Compliance

Senior Management

KEY TOPICS

Arbitration

Dispute Resolution

Eligibility of Arbitration Claims

GUIDANCE

Arbitration Time Limits

NASD Amends Rule Governing Time Limits for Submission of Arbitration Claims; **Effective Date: May 1, 2005**

Executive Summary

The Securities and Exchange Commission (SEC) has approved amendments to Rule 10304 of the NASD Code of Arbitration Procedure (Code) relating to time limits on the submission of claims in arbitration.[1] The amendments clarify that arbitrators, and not courts, will determine whether a claim is ineligible for arbitration under the rule; make clear that dismissal of a claim on eligibility grounds in arbitration does not preclude a claimant from pursuing the claim in court; provide that, by requesting dismissal of a claim under the rule, the requesting party is agreeing that the claimant may withdraw all related claims without prejudice and may pursue all of the claims in court; and state that the six-year time limit on the submission of claims does not apply to any claim that is directed to arbitration by a court of competent jurisdiction upon request of a member or associated person. Rule 10304, as amended, is included in this Notice as Attachment A.

The effective date of this rule change is **May 1, 2005**, for all claims filed with NASD on or after that date.

Questions/Further Information

Questions regarding this *Notice* can be directed to Jean I. Feeney, Vice President and Chief Counsel, Dispute Resolution, at (202) 728-6959 or *jean.feeney@nasd.com*; or Laura Gansler, Assistant General Counsel, Regulatory Policy and Oversight, at (202) 728-8275 or *laura.gansler@nasd.com*.

Background and Discussion

Who Makes Eligibility Determinations

Rule 10304 provides that a claim is ineligible for arbitration under the Code if six or more years have elapsed from the occurrence or event giving rise to the claim. Currently, this rule does not state whether the eligibility of a claim is determined by arbitrators or by the courts; however, it is NASD's practice that arbitrators resolve questions concerning whether a particular claim falls within the six-year time limit. The issue of whether arbitrators or courts should determine the eligibility of a claim generated a significant amount of collateral litigation, and was eventually addressed by the United States Supreme Court in December 2002. In *Howsam v. Dean Witter Reynolds, Inc.*,[2] the Supreme Court determined that the issue of whether a claim is time-barred under Rule 10304 is a matter for arbitrators to decide. Therefore, to provide additional notice and guidance to parties on this issue, NASD is amending Rule 10304 to provide explicitly that the arbitrators make eligibility determinations.

Effect of Arbitrator's Dismissal of Claim as Ineligible

NASD is amending Rule 10304 to clarify that the dismissal of a claim on eligibility grounds does not prohibit a party from pursuing the claim in court. This clarification is necessary because some courts, relying on the "election of remedies" doctrine, have held that claims dismissed as ineligible in arbitration may not be litigated in court. Therefore, Rule 10304 is being amended to state that, under NASD rules, the ineligibility of a claim under Rule 10304 is not intended to prevent a party from filing the claim in court.[3]

In order to protect parties from having to litigate related claims in two forums at the same time, NASD also is amending Rule 10304 to provide that, by requesting dismissal of a claim on eligibility grounds in the NASD forum, the respondent is agreeing that the claimant may withdraw all related claims without prejudice and may pursue all of the claims in court.[4] This provision will provide significant protection against involuntary splitting ("bifurcation") of claims, yet continue to allow arbitrators to decide questions of eligibility under Rule 10304.

Applicability of Eligibility Rule to Claims Ordered to Arbitration by Court

NASD is modifying Rule 10304 to provide that the six-year time limit on the submission of claims will not apply to any claim that is directed to arbitration by a court of competent jurisdiction upon request of a member or associated person. Currently, Rule 10304 does not apply to any claims ordered to arbitration by a court. Under the Supreme Court's decision in *Howsam* that eligibility is an issue for the arbitrators, not courts, to resolve, this provision would mean that the eligibility rule could not be applied by either the court or the arbitrators to any claims compelled to arbitration. Under the amendment, however, a member or associated person that compels a claim to arbitration may not then seek to dismiss the claim in arbitration on eligibility grounds. The SEC recently approved a corollary rule filing that amends Rule 3110(f) to require member firms seeking to compel arbitration of claims initiated in court to arbitrate all of the claims contained in the complaint if the customer so requests (regardless of whether such claims would otherwise be time-barred by the eligibility rule).[5]

NASD believes that, by clarifying the scope and application of Rule 10304, the rule amendments will streamline the administration of arbitrations as well as reduce the cost and delay caused by collateral litigation.

Effective Date Provisions

The rule amendments will become effective on **May 1, 2005.** The amendments will apply to claims filed with NASD Dispute Resolution on or after the effective date.

Endnotes

1 Exchange Act Rel. No. 50714 (Nov. 22, 2004), 69 Fed. Reg. 69971 (Dec. 1, 2004) (File No. SR-NASD-2003-101).

2 537 U.S. 79 (2002).

3 The claims would still be subject to applicable statutes of limitations in court.

4 *See* note 3 above.

5 *Notice to Members 05-10*; see Exchange Act Rel. No. 50713 (Nov. 22, 2004), 69 Fed. Reg. 70293 (Dec. 3, 2004) (File No. SR-NASD-98-74).

ATTACHMENT A

New text is underlined; deletions are in brackets.

10304. Time Limitation Upon Submission

(a) No dispute, claim, or controversy shall be eligible for submission to arbitration under this Code where six (6) years have elapsed from the occurrence or event giving rise to the act or dispute, claim or controversy. The panel will resolve any questions regarding the eligibility of a claim under this Rule.

(b) Dismissal of a claim under this Rule does not prohibit a party from pursuing the claim in court. By requesting dismissal of a claim under this Rule, the requesting party agrees that if the panel dismisses a claim under the Rule, the party that filed the dismissed claim may withdraw any remaining related claims without prejudice and may pursue all of the claims in court.

(c) This Rule shall not extend applicable statutes of limitations[, nor shall it apply to any case which is directed to arbitration by a court of competent jurisdiction]; nor shall the six-year time limit on the submission of claims apply to any claim that is directed to arbitration by a court of competent jurisdiction upon request of a member or associated person.